SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2012

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Annual report for the year ended December 31, 2011, released on April 12, 2012.	A-1

1.2	Circular regarding proposed amendments to Articles of Association and notice of annual general meeting, dated April 12, 2012.	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate the acquired business;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

2

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business; and

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 17, 2012	By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

4

Exhibit 1.1

Corporate Culture

Corporate Mission

Let the customers fully enjoy a new information life

Strategic Goal

Be a world-class integrated information service provider

Core Value

Comprehensive innovation, pursuing truth and pragmatism, respecting people and creating value all together

Operation Philosophy

Pursue mutual growth of corporate value and customer value

Service Philosophy

Customer First Service Foremost

Code of Corporate Practice

Keep promise and provide excellent service for customers

Cooperate honestly and seek win-win result in joint innovation

Operate prudently and enhance corporate value continuously

Manage precisely and allocate resources scientifically

Care the staff and tap their potential to the full

Reward the society and be a responsible corporate citizen

Corporate Slogan

Connecting the World

Contents
A-1	Corporate Culture
A-2	Contents
A-3	2011 Milestones
A-4	Corporate Information
A-5	Financial Highlights
A-6	Chairman’s Statement
A-12	Directors, Supervisors and Senior Management
A-20	Business Review
A-29	Management’s Discussion and Analysis of Financial Conditions and Results of Operations
A-34	Report of the Directors
A-46	Report of the Supervisory Committee
A-48	Recognition & Awards
A-49	Corporate Governance Report
A-65	Human Resources Development Report
A-71	Corporate Social Responsibility Report
A-79	Report of the Independent International Auditor
A-80	Consolidated Statement of Financial Position
A-82	Statement of Financial Position
A-84	Consolidated Statement of Comprehensive Income
A-85	Consolidated Statement of Changes in Equity
A-86	Consolidated Statement of Cash Flows
A-88	Notes to the Financial Statements
A-139	Financial Summary
A-141	Shareholder Information

2011 Milestones

February

China Telecom pragmatically promoted the “Broadband China • Fibre Cities” project, proactively built up premier broadband network resources.

March

The number of mobile subscribers successfully achieved a breakthrough of 100 million, becoming the world’s largest CDMA mobile network operator.

April

As the sole global telecommunication partner of the Xi’an International Horticultural Exposition, China Telecom, leveraging on the information technology and basic network infrastructure, provided informatisation solutions and a rich variety of information service applications to the Exposition.

July

As the sole full services telecommunications global partner, China Telecom formally launched the full services telecommunications services and all-round communication safety assurance for the 26th Summer Universiade.

August

China Telecom announced computing strategy, brand and solutions of “e-Surfing Cloud” and became the first telecommunications operator in China to publish “Cloud” computing strategy and solutions.

Corporate Information

China Telecom Corporation Limited (“China Telecom” or the “Company”, together with its subsidiaries, collectively the “Group”) is a full services integrated information service operator and the world’s largest wireline telecommunications, CDMA mobile network and broadband Internet services provider, providing basic telecommunications services such as wireline telecommunications services and mobile telecommunications services, and value-added telecommunications services such as Internet access services and information services in the PRC. As at the end of 2011, the Company has wireline access lines in service of about 170 million, wireline broadband subscribers of about 77 million and mobile subscribers of more than 126 million. The Company’s H shares and American Depositary Shares (“ADSs”) are listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively.

Board of Directors

Executive Directors

Wang Xiaochu (Chairman)

Yang Jie

Wu Andi

Zhang Jiping

Yang Xiaowei

Sun Kangmin

Non-Executive Director

Li Jinming

Independent Non-Executive Directors

Wu Jichuan

Qin Xiao

Tse Hau Yin, Aloysius

Cha May Lung, Laura

Xu Erming

Company Secretary & Qualified Accountant

Yung Shun Loy, Jacky

Audit Committee

Tse Hau Yin, Aloysius (Chairman)

Wu Jichuan

Qin Xiao

Xu Erming

Remuneration Committee

Xu Erming (Chairman)

Wu Jichuan

Qin Xiao

Tse Hau Yin, Aloysius

Nomination Committee

Wu Jichuan (Chairman)

Tse Hau Yin, Aloysius

Cha May Lung, Laura

Xu Erming

Supervisory Committee

Miao Jianhua (Chairman)

Zhu Lihao (Independent Supervisor)

Mao Shejun (Employee Representative)

Xu Cailiao

Han Fang

Du Zuguo

Legal Representative

Wang Xiaochu

International Auditor

KPMG

Legal Advisers

Jingtian & Gongcheng

Freshfields Bruckhaus Deringer

Sullivan & Cromwell LLP

Stock Code

HKEx: 728

NYSE: CHA

Company Website

www.chinatelecom-h.com

Financial Highlights

Excluding amortisation of the upfront connection fees

	2009[5]	2010[5]	2011
	(restated)	(restated)

Operating revenues (RMB millions)	208,219	219,367	244,943

EBITDA[1] (RMB millions)	2,068	88,490	94,266

EBITDA margin[2]	40.5%	41.4%	40.8%

Net profit[3] (RMB millions)	12,832	14,850	16,404

Capital expenditure (RMB millions)	38,042	43,037	49,551

Total debt/Equity[4]	44.8%	30.0%	20.3%

Earnings per share (RMB)	0.159	0.183	0.203

Dividend per share (HK$)	0.085	0.085	0.085

Net asset value[4] per share (RMB)	2.920	3.035	3.164

Including amortisation of the upfront connection fees

	2009[5]	2010[5]	2011
	(restated)	(restated)

Operating revenues (RMB millions)	209,370	219,864	245,041

EBITDA[1] (RMB millions)	83,219	88,987	94,364

1	For convenience of the investors’ analysis, EBITDA was calculated before CDMA network capacity lease fee.
2	EBITDA margin was calculated based on EBITDA divided by the operating revenues excluding mobile terminal sales.
3	Net profit represented profit attributable to equity holders of the Company.
4	Equity and net asset value represented equity attributable to equity holders of the Company.
5	In 2011, as the Group retrospectively adopted the amendment to IFRS 1, certain prior years figures were restated. Please refer to note 3 of the audited financial statements in this annual report for details.

For further information, please browse our website at www.chinatelecom-h.com.

The charts below are based on financial figures excluding amortisation of the upfront connection fees

Chairman’s Statement

In the past three years, our people have continuously explored and improved the mobile and full services integrated operation with their unwavering dedication and passion for innovation. We successfully attained spectacular development with net additions of 100 million mobile subscribers and 30 million wireline broadband subscribers, becoming the world’s largest CDMA mobile operator as well as the world’s largest broadband operator. The profitability was further enhanced. Grasping the golden opportunities of the current fast proliferating mobile Internet and informatisation applications, we shall leverage our strengths and strive to achieve scale development breakthrough to create more value for our customers and shareholders through dual-leadership in innovation and service provision.

In 2011, we firmly seized the valuable market opportunities arising from the rapidly proliferating mobile Internet applications and the increasing demand of industry informatisation to continue to deepen our strategic transformation. We pragmatically promoted the development of our Three New Roles – “a leader of intelligent pipeline, a provider of integrated platforms, and a participant in content and application development” and proactively expanded into emerging areas such as mobile Internet. We accelerated the optimisation of business structure and continuously enhanced our operational and management capabilities, facilitating effective promotion in the scale development of our mobile, wireline broadband and industry informatisation services. Revenue and profit continued to maintain robust growth and the Company’s overall competitive strengths have been further enhanced.

Operating Results

In 2011, the Company achieved favourable development. The operating revenues amounted to RMB245,041 million. Excluding the amortisation of upfront connection fees, the operating revenues were RMB244,943 million, an increase of 11.7% over last year. The revenue structure continued to be optimised, laying a solid foundation for future sustainable development. Mobile service revenue reached RMB68,248 million, an increase of 43.0% over last year, further increasing its proportion to 27.9% of total revenue and became the largest service of the Company. Revenue from wireline broadband service was RMB60,801 million, an increase of 12.3% over last year and maintained rapid growth. Wireline voice revenue was RMB49,764 million, its proportion to total revenue declined to 20.3% and the operating risks were further alleviated. EBITDA1,2 was RMB94,266 million, an increase of 6.5% over last year while EBITDA margin3 was 40.8%. The profit attributable to equity holders of the Company was RMB16,404 million, an increase of 10.5% over last year, demonstrating concurrent achievement in scale development of subscriber and enhancement in profitability. Basic earnings per share was RMB0.20. Capital expenditure was RMB49,551 million, accounted for 20.2% of revenue and free cash flow4 was RMB20,288 million.

Taking into account the return to shareholders, the Company’s cash flow and its capital requirements for the forthcoming acquisition of mobile network assets from parent company, the Board of Directors has decided to recommend at the forthcoming Annual General Meeting that a dividend being an equivalent of HK$0.085 per share be declared, which is the same as last year.

1	For convenience of investors’ analysis, EBITDA was calculated before CDMA network capacity lease fee.
2	Including the amortisation of upfront connection fees, EBITDA was RMB94,364 million, profit attributable to equity holders of the Company was RMB16,502 million, and basic earnings per share was RMB0.20.
3	EBITDA margin was calculated based on EBITDA divided by the operating revenues excluding mobile terminal sales.
4	Free cash flow was calculated from EBITDA (excluding amortisation of the upfront connection fees) minus CDMA network capacity lease fee, capital expenditure and income tax.

Full services development achieving new breakthroughs

Through more than three years of practice and exploration, we have continuously deepened our understanding and grasp of the pattern of full services operation and enriched our operating experience. We effectively promoted the scale development of the Company’s three core services, further consolidating and strengthening our competitive advantages.

3G leading mobile service scale expansion

In 2011, China’s mobile telecommunications market has gradually migrated from 2G to 3G services. With accelerated growth in 3G services, the market potential was huge and the Company firmly seized this historic opportunity for development. Through a series of development initiatives such as comprehensively promoting the terminal-driven marketing model, optimising channel distribution, enhancing service capability, enriching mobile applications and strengthening brand building, the Company effectively promoted scale development of its mobile service; Through the transformation of self-operated sales outlets to handset speciality stores like electronic appliance stores to strengthen sales and marketing to enhance customers’ experience, together with implementation of flexible and effective incentive schemes to motivate open channel sales initiatives, new addition of subscribers increased rapidly; Through cooperation and incentive across terminal value chain to motivate value chain participants, the variety of smartphones, in particular the smartphones priced around RMB1,000, proliferated robustly. Sales volume of 3G smartphones continued to rise, which well supported the rapid expansion of 3G subscribers base; Through continuous innovation in service measures and focusing on the enhancement of electronic channel service capabilities to boost the mobile service scale expansion; Strengthening cooperation with external parties, constantly launching popular mobile Internet applications, through sales and marketing to enhance customers’ experience and continuous follow-up marketing strategies to increase the usage and vigorousness level of the applications and promote the development by applications; Targeting the youngster market, the brand “e-Surfing Fly Young” was launched, gathering various resource advantages such as network, applications, service, etc., in order to seize the mobile Internet active user market. In 2011, the net addition of mobile subscribers was 35.95 million, reaching a total of 126 million and the Company became the world’s largest CDMA operator. Our mobile subscriber market share further increased to 13.0%, with 3G subscribers totalling 36.29 million and 3G subscriber market share was 28.5%. The Company’s market influence was further enhanced, demonstrating scale benefit driving enhancement in corporate overall profitability.

While we are achieving the scale development of our mobile subscribers base, with a firm foothold in the present and an outlook to the future, we vigorously promoted the transformation from voice-centric to data traffic operation and stand at the forefront for future development: We leveraged our strengths and capabilities in integrated platform and gathered popular Internet applications such as instant messaging, Weibo, group buying and Best Tone services, reinforcing application-driven usage and enriching data content. We leveraged our “Cloud” computing service capability while proactively exploring and expanding the development into emerging services such as mobile payment and positioning services to enhance data traffic value. We innovated the data traffic marketing model, through strengthening sales and marketing to enhance customers’ experience and cultivating users’ habit of usage to increase data revenue. In 2011, mobile data revenue was RMB29,620 million, an increase of 57.4% over last year.

Broadband upgrade boosting rapid development

Broadband network has become the most important infrastructure in the informatisation society and broadband development will become an important initiative to promote national economic growth. With the growing demand for e-commerce, the continuously enriching applications in the Internet of Things and continuous acceleration in Three Networks Convergence, the demand from high-bandwidth applications has become an important driver for bandwidth upgrade, injecting new vitality into the Company’s broadband service development. The Company duly launched the “Broadband China • Fibre Cities” project and accelerated fibre rollout and the upgrade of Fibre-to-the-Home (FTTH), comprehensively implementing bandwidth upgrade to create a superior network for better customer experience, further consolidating our competitive edges. By the end of 2011, all cities in service areas basically had 8Mbps bandwidth access capability, while 20Mbps bandwidth coverage reached 70%. In addition to the broadband upgrade, we vigorously developed products that demanded high bandwidth such as iTV, e-Surfing Video and e-Cloud storage, constantly enriching the content of the “e-Surfing Broadband” brand. We also proactively introduced bandwidth intensive contents and applications such as popular online games and online videos from our external partners to provide users with a differentiated perception of high-bandwidth, effectively promoting an increase in broadband subscribers and value enhancement: In 2011, the net addition of wireline broadband subscribers was 13.33 million and the total number of wireline broadband subscribers reached 76.81 million.

Key industries – focused development expanding informatisation applications

Industry informatisation is an important area in national economic informatisation. Facing the rich gold mine of industry informatisation applications market, we fully leverage our integrated strengths in ICT and government & enterprise service teams. With the brand “e-Surfing Navigator” as the lead, we focused on industries such as government supervision and enforcement, finance, corporate clients and clustered small to medium-sized enterprises. We developed key applications such as e-Surfing RFID, e-office administration, transport and logistics, digital campus and vehicle information services and accelerated the scale replication and promotion of the products. Riding on the opportunity of assisting customers to establish “digital enterprises”, we achieved synergy in integrating our products such as mobile 3G and broadband access into informatisation solutions, effectively driving the scale development of our fundamental services. At the same time, we proactively expanded and developed the “Cloud” service market. We constructed the nationwide “Cloud” resources service management platform on an efficient and centralised basis and proactively promoted “Cloud” computing for industry applications to continuously enhance our capabilities in providing industry informatisation solutions.

Commitment to innovate, “Three New Roles” transformation achieving substantive progress

We broke through from conventional thinking and reinforced our awareness of and capability for innovation, striving to explore the development patterns of emerging services, and increase our innovation initiatives in networks, platforms, products, mechanisms and system. We pragmatically implemented our “Three New Roles” strategy and endeavoured to develop new differentiated competitive edges to promote the scale development of our services.

We actively promoted intelligent pipeline construction: We strived to achieve differentiated allocation of network resources, focusing on enhancing our service assurance capabilities for high-end users, relieving network capacity expansion pressure and saving on capital expenditure. At the same time, we conducted trial of our intelligent bandwidth upgrade products for broadband networks whereby bandwidth resources can be quickly configured according to user’s requirement, in order to achieve self-served bandwidth upgrade by broadband access users so as to improve customer’s experience.

We accelerated the construction of integrated platforms and open operations: We further optimised our platform structure, gradually incorporating various types of application platform resources into the integrated resource management platform for the implementation of centralised efficient operations. We also increased our efforts in transferring the platform resources into the “Cloud” so as to achieve sharing of user information and capability resources. We built a collective eco-environment for Internet applications and constantly improved our basic support capabilities such as authentication, positioning and billing for the integrated platform. We promoted our capabilities in open platforms to external parties to accomplish exchanging of revenue, subscribers and data traffic.

We strengthened our innovative strengths in content applications and proactively expanded Internet applications: For self-developed applications products, we constantly improved their penetration and vigorousness levels through our integrated offering, preliminarily accomplishing business scale expansion: The number of registered users of five products, including iMusic, e-Surfing apps store and e’game all exceeded 30 million respectively. Emerging services such as e-Surfing Chat instant messaging and positioning services were progressively launched to the market. We formed the “Open Mobile Internet Alliance” and innovated new modes of cooperation. We also proactively introduced premium third-party contents and applications such as Tencent QQ, Weibo and UC Browser, and further promoted collaborative development in areas like “Cloud” applications and e-commerce.

We persisted to promote innovation in mechanism and system: In the field of emerging services, we proactively explored corporatisation reform. We accelerated the pace of the corporatisation reform of emerging services such as business travel, video and payment while implementing flexible incentive schemes to invigorise and create professional corporates with competitive edges for the rapid better development of the emerging services. We established a Business Innovation Department to strengthen our centralised efficient operation of innovative products. We also set up an incubator base to create an internal environment to cultivate innovation and incubate new products in the Internet area, thus initially forming a new system of innovative business operations.

Precision management and improvement in efficiency

We persisted in the direction of value management and continued to strengthen precision management, optimising resource allocation and enhance operational capability: We focused on three aspects, namely mobile network utilisation, marketing resource utilisation and operational efficiency of sales outlets. We further deepened the sub-division of performance evaluation units and diligently increased the corporate operating efficiency. We optimised our investment structure, fully leveraging on the functions of resource allocation in guiding business development. We increased our investment in key networks and services such as broadband and mobile and continuously improved investment return.

We acted in accordance with the development pattern of mobile Internet to strengthen our co-ordination and centralised efficient operations in areas such as sales and marketing systems and to make a concerted effort to expand the market. We further perfected our IT system, making every effort to achieve one-point access and entire-network operation, effectively promoting the development of our mobile Internet service.

We proactively embarked on “serving the public and achieving excellence in performance” program. Based on customers’ perception, we enhanced our customer service capabilities in all aspects to continuously improve customer satisfaction, gradually establishing our differentiation advantages: We created superior broadband services, further enhanced our service support capabilities for broadband installation, maintenance and contract renewal and maintained industry-leading service quality level. We focused on 3G service and innovative customer interfaces. Instant messaging services such as QQ have reached scale operation, with the average monthly service volume exceeding two million times. The service capabilities of online channels such as on-line “Palm Service Centre” have also significantly improved, and Weibo has become a key channel to handle customer inquiries. The Company’s mobile Internet service capabilities have begun to take shape.

Corporate Governance and Social Responsibility

We continue to strive to maintain a high level of corporate governance and corporate transparency to ensure healthy development of the Company and enhance corporate value. In 2011, our persistent efforts in corporate governance have been widely recognised by the capital markets. We have been accredited with a number of awards and appreciation, including “No. 1 Best Managed Company in Asia” by Euromoney, being the first company receiving such honour for three consecutive years, the “Overall Best Managed Company in Asia” and “Best Telecom Company in Asia” by FinanceAsia, and “Asia’s Best Companies in Corporate Governance” and “The Best Corporate Social Responsibility in China” by Corporate Governance Asia.

We put great emphasis on environmental protection and vigorously promoted technical improvement for energy savings as well as collaborative building and sharing of mobile base stations. While investing in the conservation of resources, we contributed to energy saving and emission reduction for the community. We proactively practise the concepts of environment-friendly and low-carbon humanistic concept development, fully demonstrating our new image as a green telecom operator. We successfully achieved communications assurance for the Universiade in Shenzhen, the International Horticultural Exposition in Xi’an, and disaster relief, which demonstrated our efforts towards corporate social responsibility and received a high degree of recognition from all sectors of society.

Outlook

At present, 3G service is entering a phase of accelerated growth and will grow explosively. Wireline broadband service is still in a period of high growth. The commercialisation of new services such as mobile Internet, “Cloud” computing and Internet of Things is further accelerating, which will open up a new area for the Company’s development. The national policy of promoting cultural development will also provide new development opportunities. However, at the same time, we also face new challenges, such as the integration of the information industry and intensifying market competition.

Looking forward, we are fully confident. The Company will ride on the industry development trend, in alignment with the theme of “promoting scale development through dual-leadership in innovation and services” to create a differentiated competitive edge. We will adhere to the principle of efficiency and continue to accelerate the scale development of mobile, wireline broadband and informatisation applications. We will strive to enhance our strengths in innovation, service, efficient centralisation and operation management, and take more solid steps towards the goal of being a “world-class integrated information service provider” so as to create more value for shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to express my sincere thanks to Mr. Shang Bing and Mr. Zhang Chenshuang for their valuable contribution during their tenure of office as Executive Directors of the Company.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, China

20 March 2012

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FAST PROLIFERATING SMARTPHONES

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ENRICHING CUSTOMERS’ LIFE AND VALUE

Directors, Supervisors and Senior Management

Mr. Wang Xiaochu Age 54, is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Wang graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communications Corporation, President of China Telecommunications Corporation, Chairman of the board of directors and a Non-executive Director of China Communications Services Corporation Limited. He is also the Chairman of China Telecommunications Corporation and Honorary Chairman of China Communications Services Corporation Limited. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Third-Class Award from the State Scientific and Technological Progress Award and the First-Class Award from the former Ministry of Posts and Telecommunications Scientific and Technological Progress Award. Mr. Wang has over 30 years of management experience in the telecommunications industry.

Mr. Yang Jie Age 50, is an Executive Director, President and Chief Operating Officer of the Company. Mr. Yang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation. He is also the President of China Telecommunications Corporation. Mr. Yang has 28 years of operational and managerial experience in the telecommunications industry in China.

Madam Wu Andi Age 57, is an Executive Director, Executive Vice President and the Chief Financial Officer of the Company. She is responsible for the financial management of the Company. Madam Wu is a senior accountant. She graduated from the Beijing Institute of Economics with a bachelor degree in finance and trading in 1983, and studied in a postgraduate program in business economics management at the Chinese Academy of Social Sciences from 1996 to 1998. She studied in a master of business administration (MBA) program at the Guanghua School of Management at Peking University from 2002 to 2003 and received an executive master degree of business administration (EMBA). Prior to joining China Telecommunications Corporation in May 2000, she served as Director General of the Department of Economic Adjustment and Communication Settlement of the Ministry of Information Industry (“MII”), Director General, Deputy Director General and Director of the Department of Finance of the Ministry of Posts and Telecommunications (“MPT”). She is also a Vice President of China Telecommunications Corporation. Madam Wu has 30 years of economic and financial management experience in the telecommunications industry in China.

Mr. Zhang Jiping Age 56, is an Executive Director and Executive Vice President of the Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor degree in radio telecommunications engineering in 1982, studied in a postgraduate program in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2004. Prior to joining China Telecommunications Corporation in May 2000, he served as Deputy Director General of Directorate General of Telecommunications (“DGT”) of the MPT, a Deputy Director General and Director of the Telecommunication Technology Centre of the Posts and Telecommunications Administration of Liaoning Province. He is also a Vice President of China Telecommunications Corporation. Mr. Zhang has 30 years of experience in network operation and management in the telecommunications industry in China.

Mr. Li Ping Age 58, is an Executive Vice President of the Company. Mr. Li graduated from the Beijing University of Posts and Telecommunications with a major in radio telecommunications in 1976 and received a MBA degree from the State University of New York at Buffalo, U.S.A. in 1989. He served as Executive Director of China Telecom Corporation Limited, Chairman and President of China Telecom (Hong Kong) International Limited, Vice Chairman and Executive Vice President of China Mobile (Hong Kong) Limited, Deputy Director General of the DGT of the MPT. He is also the Vice President of China Telecommunications Corporation, Chairman of the board of directors and an Executive Director of China Communications Services Corporation Limited. Mr. Li has extensive experience in managing public companies and 36 years of operational and managerial experience in the telecommunications industry in China.

Mr. Yang Xiaowei Age 48, is an Executive Director and Executive Vice President of the Company. Mr. Yang is a senior engineer. He received a bachelor’s degree from the Computer Application Department of Chongqing University in 1998 and a master’s degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director and Deputy Director of Chongqing Telecommunications Bureau, a Deputy Director of the Chongqing Telecommunications Administration Bureau and a Director of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group, Vice President of the Unicom Group, Director of the Unicom Group and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of China Unicom Corporation Limited and Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd.. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and telecommunications industry.

Mr. Sun Kangmin Age 55, is an Executive Director and Executive Vice President of the Company. Mr. Sun is a senior engineer. He holds a bachelor degree. Mr. Sun served as Deputy Director General and Chief Engineer of Chengdu Telecommunications Bureau, Deputy Director General of Sichuan Posts and Telecommunications Administration, Head of the Information Industry Department of Sichuan Province, Director General of Communications Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecommunications Corporation. Mr. Sun has 28 years of operational and managerial experience in the telecommunications industry in China.

Mr. Ke Ruiwen Age 49, is an Executive Vice President of the Company. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Ke has 26 years of operational and managerial experience in the telecommunications industry in China.

Mr. Li Jinming Age 60, is a Non-executive Director of the Company, Chairman of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company) and Chairman of Shenzhen Zhongjin Lingnan Nonfemet Company Limited. Mr. Li graduated from Guangdong Radio and TV University, and holds an EMBA degree from Lingnan College, Zhong Shan University after the completion of his study in the postgraduate programme of international economics and industrial commerce management. Mr. Li served as Chief and Deputy Director General of the Guangdong Provincial Discipline Inspection Commission, and Director and Deputy General Manager of Guangdong Rising Assets Management Co., Ltd. Mr. Li has extensive experience in enterprise management.

Mr. Wu Jichuan Age 74, is an Independent Non-executive Director of the Company. Mr. Wu is a professor-level senior engineer. Mr. Wu is the Honorary Chairman of the Telecommunications and Economics Specialists Committee, Director General of the Chinese Institute of Electronics, and Honorary Director General of the Chinese Institute of Communications. Mr. Wu graduated from the Beijing Institute of Posts and Telecommunications with a major in wired telecommunications engineering in 1959. Mr. Wu served as Vice Minister and Minister of the Ministry of Posts and Telecommunications, Deputy Director of the Committee of the Radio Management of China, Vice Leader of the Informatisation Leading Group of the State Council, Minister of Ministry of Information Industry, a member of the Eighth & the Tenth National People’s Congress, a member of the Standing Committee of the Tenth National People’s Congress and Vice Chairman of the Subcommittee of Education, Science, Culture, Health and Sports of the Tenth National People’s Congress.

Mr. Qin Xiao Age 64, is an Independent Non-executive Director of the Company. Mr. Qin obtained his Ph.D. in economics from University of Cambridge. He is the Independent Non-executive Director of HKR International Limited and AIA Group Limited and China World Trade Center Company Limited. He is a member of the eleventh Chinese People’s Political Consultative Conference and a part-time professor at the School of Economics and Management of Tsinghua University and the Graduate School of the People’s Bank of China. He served as the Chairman of China Merchants Bank Co., Ltd. and China Merchants Group Limited, President and Vice Chairman of China International Trust and Investment Corporation (CITIC), and Chairman of CITIC Industrial Bank. He was a deputy to the Ninth National People’s Congress, a member of the Tenth Chinese People’s Political Consultative Conference, an advisor on the Foreign Currency Policy of the State Administration of Foreign Exchange, and a member of Toyota International Advisory Board, he also served as Chairman of APEC Business Advisory Council (ABAC) for the Year 2001. His papers and books in economics, management and social transformation have been published in China and abroad.

Mr. Tse Hau Yin, Aloysius Age 64, is an Independent Non-executive Director of the Company. Mr. Tse is currently an Independent Non-executive Director of CNOOC Limited, Wing Hang Bank Limited, Linmark Group Limited, Sinofert Holdings Limited and SJM Holdings Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and the current member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Madam Cha May Lung, Laura Age 62, is an Independent Non-executive Director of the Company. Mrs. Cha is currently a Hong Kong Delegate to the 11th National People’s Congress, PRC, a Member of the Standing Committee of the Chinese People’s Political Consultative Conference Shanghai Committee, the Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission (“CSRC”), a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region. She is the Non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc, of which she is a Non-executive Director. She is also an Independent Non-executive Director of Hong Kong Exchanges and Clearing Limited and Tata Consultancy Services Limited. She is a member of the Banking & Capital Markets Industry Agenda Council 2011 of the World Economic Forum and a member of the Yale School of Management Board of Advisors. Mrs. Cha served as Vice Chairman of CSRC from January 2001 to September 2004 and Assistant Director of Corporate Finance, Senior Director, Executive Director and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University of USA in 1982.

Professor Xu Erming Age 62, is an Independent Non-executive Director of the Company. Mr. Xu is a professor and Ph.D. supervisor of the Graduate School at the Renmin University of China, Deputy Secretary-General of the Tenth Session of the Academic Committee, and a member of the Third Session of the University Affairs Committee of the Renmin University of China, Associate Convener of the Sixth Session of the Business Administration Academic Appraisal Group of the Academic Degree Committee of the State Council, Vice Chairman of the Chinese Enterprise Management Research Association, and Chairman of Beijing Contemporary Enterprise Research Association. He is also entitled to the State Council’s special government allowances. He is the Independent Supervisor of Harbin Electric Company Limited (formerly known as Harbin Power Equipment Company Limited). Over the years, Professor Xu has conducted research in areas related to strategic management, organisational theories, international management and education management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award and the State-Level Class Two Teaching Award. Professor Xu has been a visiting professor at over 10 domestic universities and has been awarded the Fulbright Scholar of U.S.A. twice. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan and Hong Kong Polytechnic University.

Mr. Yung Shun Loy, Jacky Age 49, is the Assistant Chief Financial Officer, Qualified Accountant and the Company Secretary of the Company. Mr. Yung is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants of United Kingdom, and a Certified Practising Accountant in Australia. He has a bachelor degree in laws and a bachelor degree in social sciences. Mr. Yung has over 20 years of experience in auditing, company secretary and senior financial management of listed companies.

Mr. Gao Jinxing Age 49, is the Financial Controller of the Company. Mr. Gao is a senior economist and has a master degree. Mr. Gao served as the Deputy Chief Economist and Head of Financial Planning and Supply Department of Fuzhou Telecommunications Bureau, Deputy Director General and Chief Accountant of Sanming Posts and Telecommunications Bureau, Deputy Director and Director of Finance Department of the Posts and Telecommunications Administration of Fujian province, Deputy General Manager, the Financial Controller and the chairman of the Labour Union of China Telecom Fujian branch.

Supervisors

Mr. Miao Jianhua Age 60, is the Chairman of the Supervisory Committee of the Company and the head of the Discipline Inspection Division of China Telecommunications Corporation. Mr. Miao holds a master degree in management from the Australian National University. Mr. Miao held senior positions at the former Jilin Provincial Administration of Posts and Telecommunications and served as Director of the Inspection Bureau of the former MPT and the MII. Mr. Miao also served as the General Manager of the Human Resources Department of China Network Communications Group Corporation and China Netcom Group Corporation (Hong Kong) Limited, Assistant to President of China Network Communications Group Corporation, Executive Director and the Joint Company Secretary of China Netcom Group Corporation (Hong Kong) Limited, the head of the Discipline Inspection Division and the chairman of the union of China United Telecommunications Corporation, Executive Director of China Unicom Limited, Chairman of the Supervisory Committee of China United Telecommunications Corporation Limited. Mr. Miao is a senior economist and has extensive management experience in working for the government and enterprises in the PRC.

Madam Zhu Lihao Age 71, is an Independent Supervisor of the Supervisory Committee of the Company. Madam Zhu is a senior auditor and a qualified accountant in the PRC. She graduated from Beijing Graduate School of Mining and Technology with a major in engineering economics in 1963. Madam Zhu served as a Deputy Director General, Director General, Deputy Director and Director of the Department of Industry and Communications of the National Audit Bureau of China, and the Director General of the Department of Foreign Affairs and Foreign-related Auditing of the Audit Bureau. Madam Zhu has over 40 years of experience in management and auditing.

Mr. Mao Shejun Age 58, is an Employee Representative Supervisor of the Supervisory Committee of the Company. Mr. Mao is currently the Vice Chairman of the Labour Union of China Telecommunications Corporation and China Telecom Corporation Limited. Mr. Mao holds a master degree in management from the Australian National University and has held positions as Human Resources Officer of the former Hubei Posts and Telecommunications Administration and Managing Director of the Human Resources Department of China Telecom Corporation Limited. Mr. Mao is a senior economist and has over 30 years of experience in operation and management in the telecommunications industry.

Mr. Xu Cailiao Age 48, is a Supervisor of the Supervisory Committee of the Company. Mr. Xu is a senior manager of the Sideline Industrial Management Department of China Telecommunications Corporation. He is also a Director of Strategic Marketing (Domestic) Department of China Communications Services Corporation Limited. Mr. Xu graduated from the Law School of Peking University with a master degree in law in 1987. He served as a Director of the State Commission for Economic Restructuring, Managing Director of the Hong Kong branch of Irico Group and Director of the Corporate Strategy Department of the Company. He was qualified to practise law in China in 1988. Mr. Xu is highly experienced in respect of corporate governance, organisational development and process management.

Madam Han Fang Age 39, is a Supervisor of the Supervisory Committee of the Company. Madam Han is the Vice President of China Telecom (Hong Kong) International Ltd. Madam Han graduated from the Beijing University of Posts and Telecommunications with a bachelor’s degree in Engineering Management in 1995. She obtained a master degree in business administration at the Norwegian School of Management in 2007. She worked in finance-related jobs serving in China Huaxin Post and Telecommunications Economy Development Centre and the audit department of China Telecommunications Corporation. Madam Han is an international internal auditor, a qualified accountant in PRC and a senior accountant and has 17 years of finance and audit experience.

Mr. Du Zuguo Age 49, is a Supervisor of the Supervisory Committee of the Company. Mr. Du is a senior economist. He is the General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of China Telecom Corporation Limited), Chairman and Chief Executive Officer of Zhejiang venture capital fund of funds management Co., Ltd. and the Chairman of Zhejiang SME Re-guarantee Co., Ltd.. Mr. Du served as Section Chief, Deputy Director General and Director General of Zhoushan Finance and Local Tax Bureau in Zhejiang province and now is a CCP Committee member of Zhejiang Provincial Department of Finance. Mr. Du has extensive experience in government’s work and large-scale state-owned enterprise management.

Business Review

The following table sets out key operating data for 2009, 2010 and 2011.

	Unit	2009	2010	2011	Rate of change 2011 over 2010

Mobile subscribers	million	56.09	90.52	126.47	39.7%

of which: 3G subscribers	million	4.07	12.29	36.29	195.3%

Wireline broadband subscribers	million	53.46	63.48	76.81	21.0%

Access lines in service	million	188.56	175.05	169.59	-3.1%

Mobile voice usage	million minutes	155,410	295,885	407,765	37.8%

Mobile SMS usage	million messages	15,136	33,116	49,941	50.8%

Mobile Colour Ring Tone subscribers	million	32.63	54.15	75.38	39.2%

Wireline local voice usage	million pulses	320,585	251,425	206,371	-17.9%

Wireline caller ID service subscribers	million	128.45	118.99	115.58	-2.9%

“One Home” subscribers	million	36.36	48.45	56.03	15.6%

“BizNavigator” subscribers	million	4.36	4.99	6.10	22.2%

In 2011, facing the complex macro-economic developments and intensified market competition, China Telecom took advantage of the opportunities arising from the rapid development of mobile Internet to accelerate the development of high growth services such as mobile, wireline broadband and wireline integrated information services. As a result, mobile and 3G services maintained high growth momentum, mobile data traffic operation was pushed forward rapidly, broadband service’s competitive edges were further strengthened, the risks in wireline service were effectively controlled, and the business structure continued to be optimised. In the meantime, our competitive edges in the markets have been continuously increasing.

Key Operating Performance

(1)	Operating revenues grew steadily and business structure is further optimised

In 2011, the operating revenues (excluding upfront connection fees) were RMB244,943 million, an increase of 11.7% over last year. Excluding revenue from mobile terminal sales, the operating revenues were RMB231,010 million, an increase of 8.1% over last year. Driven by the high growth services such as mobile and wireline broadband, the full services structure of the Company was further optimised while the revenue from mobile service, wireline broadband, wireline VAS and integrated information services accounted for approximately 64.9% of the operating revenues excluding upfront connection fees, an increase of 5.6 percentage points over last year.

(2)	Mobile service maintained strong growth momentum, leading to an expanded subscriber base and further optimised subscriber structure

In 2011, focusing on 3G business development, the Company developed differentiated edges in mobile service. Led by growing smartphone proliferation and strengthened open channels, presence in key target markets was enhanced and mobile subscriber base was expanded. At the same time, the Company continuously improved its capability to support scale development of industrial applications promoting the expansion of the mid-to-high end mobile subscriber base among its government and enterprise customers. The number of mobile subscribers reached 126.47 million, an increase of 39.7% over the end of last year. Revenue from mobile services reached RMB68,248 million, while mobile ARPU and MOU basically remained steady.

(3)	Bandwidth upgrade to maintain leading edges in broadband services

In 2011, the Company launched the “Broadband China • Fibre Cities” project to increase the development of optical fibre broadband services, establish premier quality advantages of its broadband products and further enhance the brand image of “e-Surfing Broadband”. By introducing “bandwidth upgrade”, “content enrichment”, “excellent service”, and promoting self-selected convergent packages, the Company committed to lower customers’ perception on the price of its broadband services and enhance overall customers’ value so as to maintain its leading edge in broadband services. The total number of wireline broadband subscribers in 2011 was 76.81 million, a net increase of 13.33 million, or 21.0% increase over last year. Revenue from wireline broadband services was RMB60,801 million, an increase of 12.3% over last year.

(4)	Cooperation and innovation push forward the steady growth of wireline value-added services and integrated information services

In 2011, the Company developed new innovative initiatives such as crowdsourcing to set up the live search + information services alliance and to make Best Tone as the brand of a leading integrated information services portal for daily life, resulting in the continued growth of integrated information search volume and specialised operation of business travel services. Meanwhile, the Company leveraged the development trend of the Internet of Things, “Cloud” computing and mobile Internet to strengthen initiatives such as coordinated marketing, professional support delivery and one-stop service and to accelerate the development of Information Communications Technology (ICT), Internet Data Center (IDC) and Internet TV (ITV) services, providing customers with convenient, rich, differentiated and highly cost-efficient integrated information services. Revenue from wireline value-added services and integrated information services reached RMB29,763 million, an increase of 5.1% over last year, accounting for 12.2% of the total operating revenues excluding upfront connection fees.

(5)	The operating risk of wireline voice services was further alleviated

By deepening integration of wireline and mobile services and the promotion of wireline voice usage operation, the loss of wireline subscribers slowed down and the total number of PAS subscribers fell below 11 million, and PAS revenue accounted for 0.8% of the Company’s operating revenues. The proportion of wireline voice services in the Company’s total operating revenues further decreased, which effectively alleviated business risk. Revenue from wireline voice in 2011 was RMB49,764 million, representing 20.3% of the total operating revenues excluding upfront connection fees, decreased by 8.2 percentage points from last year.

Business Operating Strategies

In 2011, the Company continued to adhere to its operating philosophy of “innovative differentiation and integration aiming at profitable scale development” and actively implemented the strategies of “handset-led marketing, open channel optimisation, key target market expansion and promotion of mobile data traffic operation”:

First, the Company promoted the handset-led business model, resulting in the effective expansion of mobile subscriber base.

Benefited from the growth of subscriber base and handset sales and the initial prosperity of the handset value chain, the Company proactively transformed to the handset-led sales model. Starting from changing sales practices and optimising of sales processes and capability, the Company grew its 3G smartphone sales which drove the scale development of mobile subscriber base and the optimisation of subscriber structure. At the same time, the Company vigorously promoted its 3G packages and self-selected convergent packages, which effectively enhanced customers’ value and improved the Company’s capacity to acquire mobile subscribers. The penetration rates of 3G and smartphone subscribers among the total mobile subscribers reached 28.7% and 13.2%, increasing by 15.1 and 11.4 percentage points respectively over the end of last year. The average monthly net addition of broadband subscribers reached 1.11 million, an increase of 33% over last year. High-bandwidth (4Mbps or above) broadband subscribers accounted for about 50% of the total wireline broadband subscribers, increased by about 23 percentage points over the beginning of 2011.

Second, the Company vigorously developed open channels, continued to optimise channel structure and steadily improved sales capabilities of various channels.

The Company focused on large chain-store networks and TOP10 channels expansion, increased its efforts to introduce CDMA handsets into GSM stores, and provided strong support for open channels in terms of marketing practice, incentive mechanism, commission settlement, team-building and IT support. As a result, the company realised good progress of scale development driven by open channels. The Company entered almost 5,500 shops of sizable chain-store networks and TOP10 stores and introduced CDMA handsets into over 9,700 GSM handset stores. This resulted in mobile subscribers developed by open channels accounting for 57.7% over the year.

We transformed self-operated outlets to enhance our capability of customers’ experience marketing. Through active promotion of outlet-style sales and holiday marketing, the sales efficiency and capability of the self-operated outlets were significantly improved. In 2011, the Company fully transformed its self-operated outlets of tier-3 and above into sales outlets.

The Company also increased its efforts with regard to the centralised operations of electronic channels to raise the service level. In 2011, the Company officially developed the nationwide and unified electronic portal and the portal for on-line “Mobile Palm Service Centre”, realised centralised sales of standardised 3G packages, UIM card with mobile number, self-developed product centre services and network-wide value-added services.

Third, the Company strengthened differentiation in operations to enhance its competitiveness in the key target markets.

Focusing on such key markets, namely, government departments, large enterprise groups, financial industry, and clustered small-and-medium-sized enterprises, the Company developed informatisation applications to drive its mid-to-high-end subscriber scale in the government and enterprise market. In 2011, there was a net addition of about 8 million industrial application mobile subscribers, accounting for about 22% of net addition of mobile subscribers.

In the campus market, by fostering its product strengths in smartphones, wireline broadband and e-Surfing RFID, the Company carried out daily marketing in the campus market to actively expand its campus subscriber base.

In the rural market, the Company promoted scale expansion by improving sales channels, incentives and organising marketing activities.

In overseas markets, the Company continued to build its differentiated competitive strengths in the Asia-Pacific region. Focusing on three major overseas customer groups, namely overseas operators, overseas Chinese enterprises and multinational corporations, the Company continuously expanded its overseas customer base and the overseas operation channels gradually improved. Also, the Company’s overseas network coverage get expanded gradually.

Fourth, placing equal emphasis on centralised operation and open cooperation, the Company steadily promoted its mobile Internet data traffic operation.

While promoting scale development, the Company took advantage of the trends in mobile Internet to actively nurture its innovative services to drive revenue growth. By deepening centralised operations and strengthening the capability in developing mobile Internet products, the Company continuously improved the convenience and ease of use of its self-operated services. The number of subscribers of “e-Surfing Video” exceeded 12 million, which increased by approximately 2.5 times over last year. The number of applications on “e-Surfing apps store” (software store) exceeded 82,000 with the number of registered users exceeding 43 million. The number of registered users for “e’ reading” reached about 36 million, an increase of nearly 13 times over last year. The number of users of “e’ game” exceeded 40 million, an increase of 11 times over last year. Finally, the number of users of “e-Surfing RFID” was about 5.9 million, an increase of about 2 times over last year. While growing its self-operated services, the Company expanded its cooperation with mainstream application providers to increase the introduction of popular applications with more attractive content. By actively promoting new technologies application, such as the Internet of Things and “Cloud” computing, the Company enhanced its capability of integrated information services in order to seize opportunities for growth in the field of the mobile Internet and promote mobile Internet data traffic operation.

In 2011, Internet traffic via 3G handset grew rapidly and an average monthly data traffic per 3G handset subscriber reached 106Mbps.

In 2011, the Company actively collaborated with terminal manufacturers to meet the growth opportunities in the industry value chain of 3G and smartphone upgrades. The Company helped drive the development of the terminal industry value chain by development through mobile subscriber scale expansion and promoted supply scale of terminals by customised and centralised purchasing, incentive offering, direct terminals supply and open channel procurement and sales. The number of 3G terminal models available for sale reached about 500 and the number of smartphone models available for sale reached nearly 200 models.

Network and Operation Support

In 2011, the Company further optimised its resource allocation. While focusing on improving efficiency and implementation of risk management, the Company deepened precision management, rapidly improved network infrastructure capacity, actively promoted network evolution, and vigorously supported the scale development of key services.

On network infrastructure capacity construction, the Company further increased its investment in broadband services, massively deployed Fibre-to-the-Home (FTTH) and upgraded customer access bandwidth and service experience in order to effectively support the scale development of the Company’s broadband services. In 2011, the Company’s investment in broadband and Internet services was RMB33,121 million, accounting for 66.8% of the Company’s capital expenditure, up by 2.6 percentage points from last year. The Company increased broadband access capacity by 18.50 million ports. 20Mbps access bandwidth connection coverage ratio in urban areas (including counties) reached 70%, an improvement of 12 percentage points over the previous year.

With regard to carrier networks, we accelerated the expansion and optimisation of IP, transmission backbone and metropolitan area networks, and actively carried out pilots on next-generation Internet and high-performance transmission networks to set the foundation for network and technological evolution.

With regard to promoting intelligent pipeline construction and strengthening the service capabilities of integrated platforms, the Company actively carried pilots on intelligent broadband bandwidth acceleration and research on high-performance CDN and mobile traffic routing. It speeded up platform integration and integrated platform system construction, and created a cloud resource pool to improve the comprehensive delivery capabilities for the platforms.

Meanwhile, the Company continued to increase investment in WiFi networks, promote unified identification and divert data traffic from EV-DO to WiFi in order to fully utilise WiFi networks as extensions to wireline broadband and supplement of 3G networks. By the end of 2011, the number of WiFi access points reached 600,000.

To effectively support 3G service development and full services integrated operation, we strengthened the centralised management of IT support systems to achieve sharing of data among various service platforms and the Company at all levels. We improved open channel centralised sales management system to support centralised sales in sales outlet, providing strong support for centralised sales efficiency and operating control. IT support capabilities have been significantly strengthened.

Development Measures and Highlights for 2012

In 2012, in order to grasp rapid growth opportunities of 3G services and accelerated adoption of smartphones and tackle the challenges brought by fierce competition in the existing mobile and broadband markets and the emerging mobile Internet, the Company will continue to adhere to its “Customer-Focused Innovative Informatisation” strategy, steadily promote scale and mobile data traffic operation and promote scale development through dual-leadership in innovation and services.

In particular, we will build differentiated edges in 3G and smartphones with increasing focus on mobile services, thereby realising an explosive growth in high-value, high-traffic, high-loyalty 3G subscribers and achieving quality and scale development. We will persistently optimise channel structure, deepen cooperation with quality open channel such as those sizable chain-store networks, and continue to improve channel sales capabilities. We will actively carry out mobile data traffic operations and vigorously develop new services such as mobile Internet, cloud computing and Internet of Things. We will further promote the “Broadband China • Fibre Cities” project to improve service quality and enrich content so as to maintain our competitive position in broadband services. We will continuously enhance the scale development of industrial applications to promote the expansion of the mid-to-high-end subscribers in governmental departments and enterprise customers. We will take measures to further alleviate the risk of wireline voice services to promote harmonious full services operation. Meanwhile, we will continue to enhance our service capability for centralised full services operation, and strengthen network optimisation, operation and maintenance, aiming at forging innovative and differentiated competitive edges while steadily promoting the transformation towards mobile Internet operation mode.

RIDING ON A

SMART JOURNEY

“NO. 1 BEST MANAGED COMPANY IN ASIA” 2011
awarded by Euromoney

“NO. 1 BEST MANAGED COMPANY IN ASIA” 2011
awarded by FinanceAsia

“ASIA’S MOST HONORED COMPANIES” 2011
awarded by Institutional Investor

Management’s Discussion and

Analysis of Financial Conditions and Results of Operations

Summary

In 2011, the Group firmly seized the development opportunities, further deepened the strategic transformation, vigorously developed the mobile, broadband, and industry application services, effectively promoted the scale development of full services operation and continuously improved the profitability of the Group. The Group’s operating revenues in 2011 were RMB245,041 million, an increase of 11.5% from 2010; operating expenses were RMB220,912 million, an increase of 12.5% from 2010; profit attributable to equity holders of the Company was RMB16,502 million and basic earnings per share was RMB0.20; EBITDA1 was RMB94,364 million and the EBITDA margin2 was 40.8%.

Excluding the amortisation of upfront connection fees, the operating revenues of the Group in 2011 were RMB244,943 million, an increase of 11.7% from 2010; profit attributable to equity holders of the Company was RMB16,404 million, an increase of 10.5% from RMB14,8503 million in 2010, basic earnings per share was RMB0.20; EBITDA was RMB94,266 million and the EBITDA margin was 40.8%.

Operating Revenues

In 2011, facing the challenges from intense market competition, the Group continued to improve its full services operation standards, transform its mode of development and enhance its comprehensive service. The operating revenues maintained positive growth, and the revenue structure has been further optimised. Operating revenues in 2011 were RMB245,041 million, an increase of 11.5% from 2010. Excluding the amortisation of upfront connection fees of RMB98 million, operating revenues in 2011 were RMB244,943 million, an increase of 11.7% from 2010. Of this, the total mobile revenue was RMB82,701 million, an increase of 53.3% from 2010. The wireline services revenue was RMB162,242 million, a decrease of 1.9% from 2010. The mobile service revenue4, wireline broadband revenue, wireline value-added services revenue and integrated information application services revenue accounted for 27.9%, 24.8% and 12.2% of the total operating revenues, respectively. The revenue structure has become more reasonable.

1	EBITDA was calculated from operating revenue minus operating expenses (which excluded depreciation and amortisation and CDMA network capacity lease fee). As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, financial capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.
2	EBITDA margin was calculated from EBITDA divided by operating revenues excluding the revenue from mobile terminal sales.
3	In 2011, the Group retrospectively adopted the amendment to IFRS 1. Please refer to note 3 of the audited financial statements in this annual report for details.
4	Mobile service revenue represents total mobile revenue minus other mobile revenue. Of this, in 2011, other mobile revenue amounted to RMB14,453 million.

The following table sets forth a breakdown of the operating revenues of the Group for 2010 and 2011, together with their respective rates of change:

	For the year ended 31 December
(RMB in millions, except percentage data)	2011	2010	Rate of Change

Wireline voice	49,764	62,498	(20.4%)

Mobile voice	38,628	28,906	33.6%

Internet	74,992	63,985	17.2%

Value-added services	25,529	22,571	13.1%

Integrated information application services	20,473	15,519	31.9%

Managed data and leased line	14,273	12,389	15.2%

Others	21,284	13,499	57.7%

Upfront connection fees	98	497	(80.3%)

Total operating revenues	245,041	219,864	11.5%

Wireline Voice

As the trend for substitution of wireline voice to mobile and Internet services has intensified, revenue from wireline voice service continued to decrease. In 2011, revenue from wireline voice services was RMB49,764 million, a decrease of 20.4% from RMB62,498 million in 2010, accounting for 20.3% of our operating revenues.

Mobile Voice

The mobile service has maintained rapid growth in 2011. The revenue from mobile voice services was RMB38,628 million, an increase of 33.6% from RMB28,906 million in 2010, accounting for 15.8% of our operating revenues. In 2011, the net increase in the number of mobile subscribers was 35.95 million, reaching 126 million.

Internet

In 2011, revenue from Internet access services was RMB74,992 million, an increase of 17.2% from RMB63,985 million in 2010, accounting for 30.6% of our operating revenues. Through the “Broadband China • Fibre Cities” project, the Group upgraded the network bandwidth, which effectively promoted the rapid growth of broadband service. The revenue from our Internet access services continued to grow. At the end of 2011, the number of wireline broadband subscribers increased by 21.0% to 76.81 million, a net increase of 13.33 million subscribers from the end of 2010. In 2011, the wireline broadband revenue of the Group was RMB60,801 million, an increase of 12.3% from 2010. Revenue from mobile Internet access services was RMB13,301 million, an increase of 47.5% from 2010.

Value-Added Services

In 2011, revenue from value-added services was RMB25,529 million, an increase of 13.1% from RMB22,571 million in 2010, accounting for 10.4% of our operating revenues. The increase in revenue was mainly attributable to the rapid growth of mobile value-added services. Revenue from mobile value-added services was RMB12,067 million, an increase of 53.6% from 2010. However, due to the decline in PAS services, revenue from wireline value-added services decreased by 8.5% when compared with 2010.

Integrated Information Application Services

In 2011, revenue from integrated information application services was RMB20,473 million, an increase of 31.9% from RMB15,519 million in 2010, accounting for 8.4% of our operating revenues. The increase in revenue was mainly due to the rapid development of the IT service and applications services as well as “Best Tone” type of information services. Revenue from mobile integrated information application services was RMB4,172 million, an increase of 117.3% from 2010.

Managed Data and Leased Line

In 2011, revenue from managed data and leased line services was RMB14,273 million, an increase of 15.2% from RMB12,389 million in 2010, accounting for 5.8% of our operating revenues. As the demand from customers for network resources and informatisation continues to increase, the revenue growth from domestic leased circuits services, IP-VPN services and leased optic fibre channel has increased relatively rapidly. Revenue from mobile managed data and leased line services was RMB80 million.

Others

In 2011, revenue from other services was RMB21,284 million, an increase of 57.7% from RMB13,499 million in 2010, accounting for 8.7% of our operating revenues. The growth of revenue was mainly attributable to the sales revenue of mobile terminal equipment. Revenue from other mobile services was RMB14,453 million, an increase of 132.0% from 2010.

Upfront Connection Fees

Upfront connection fees received by the Group from subscribers were amortised over an expected customer relationship period of 10 years. Effective from 1 July 2001, the Group ceased to charge new subscribers upfront connection fees. The termination date for the amortisation of upfront connection fees was 30 June 2011. The amortised amount was RMB98 million in 2011, representing a decrease of 80.3% from RMB497 million in 2010.

Operating Expenses

In order to promote the scale development of full services operation and increase our future competitiveness, the Group has centralised resources deployment, appropriately increased resources input, adhered to tilting more resources towards high growth service, high-value customers and highly-profitable regions. In the meantime, the Group has optimised its precision management, continuously increased the efficiency in the use of resources, and effectively promoted the dual increase in the full services scale and profitability. In 2011, the operating expenses of the Group were RMB220,912 million, an increase of 12.5% from 2010. The ratio of operating expenses to operating revenues was 90.2%, which slightly increased when compared to 2010.

The following table sets forth a breakdown of the operating expenses of the Group in 2010 and 2011 and their respective rates of change:

	For the year ended 31 December
(RMB in millions, except percentage data)	2011	2010 (restated)	Rate of Change

Depreciation and amortisation	51,224	52,215	(1.9%)

Network operations and support expenses	52,912	47,432	11.6%

Selling, general and administrative expenses	48,741	42,130	15.7%

Personnel expenses	39,167	35,529	10.2%

Other operating expenses	28,868	19,106	51.1%

Total operating expenses	220,912	196,412	12.5%

Depreciation and Amortisation

In 2011, depreciation and amortisation was RMB51,224 million, a decrease of 1.9% from RMB52,215 million in 2010, accounting for 20.9% of our operating revenues. The decline was due to the continuous prudent control of capital expenditure by the Group.

Network Operations and Support Expenses

In 2011, network operations and support expenses were RMB52,912 million, an increase of 11.6% from RMB47,432 million in 2010, accounting for 21.6% of our operating revenues. The increase was mainly attributable to the increase in CDMA network capacity lease fee. The CDMA network capacity lease fee in 2011 amounted to RMB19,011 million, an increase of 42.7% from 2010.

Selling, General and Administrative Expenses

In 2011, selling, general and administrative expenses amounted to RMB48,741 million, an increase of 15.7% from RMB42,130 million in 2010, accounting for 19.9% of our operating revenues. The growth was mainly attributable to the increase in the deployment of selling resources so as to promote the scale development of mobile and broadband services, etc. In the meantime, the Group continued to implement stringent cost control measures on general and administrative expenses. Compared to the same period of last year, general and administrative expenses increased by 1.2%, which was lower than the rate of increase in revenues of the same period.

Personnel Expenses

In 2011, personnel expenses were RMB39,167 million, an increase of 10.2% from RMB35,529 million in 2010, accounting for 16.0% of our operating revenues. The increase in personnel expenses was mainly due to the appropriate increased efforts in motivating the talents and frontline employees.

Other Operating Expenses

In 2011, other operating expenses were RMB28,868 million, an increase of 51.1% from RMB19,106 million in 2010, accounting for 11.8% of our operating revenues. The increase was mainly attributable to the increase in the cost of mobile terminal equipment sold. The cost of mobile terminal equipment sold amounted to RMB12,866 million in 2011, an increase of 159.2% from 2010.

Net Finance Costs

In 2011, the Group’s net finance costs were RMB2,254 million, a decline of 37.4% from RMB3,600 million in 2010. Net interest expenses fell by RMB1,085 million. The decrease was mainly attributable to the significant decline of the Group’s interest-bearing debt. Net exchange gains were RMB51 million in 2011, while net exchange losses were RMB92 million in 2010. The change in net exchange gain/loss was mainly attributable to the appreciation of the RMB against the Japanese Yen.

Profitability Level

Income Tax

The Group’s statutory income tax rate is 25%. In 2011, the Group’s income tax expenses were RMB5,416 million with the effective income tax rate of 24.6%. The effective income tax rate of the Group was lower than the statutory income tax rate mainly because of the preferential income tax rate enjoyed by our branches located in special economic zones of China and some subsidiaries.

Profit Attributable To Equity Holders of the Company

In 2011, profit attributable to equity holders of the Company was RMB16,502 million, an increase of 7.5% from RMB15,347 million in 2010. Excluding the amortisation of upfront connection fees, profit attributable to equity holders of the Company was RMB16,404 million, an increase of 10.5% from RMB14,850 million in 2010.

Capital Expenditure and Cash Flows

Capital Expenditure

In 2011, in order to promote the development and reinforce the leading edge of broadband services, the Group continued to increase the investment in broadband network construction, and increase the penetration rate of fibre access and broadband access speed. In the meantime, the Group emphasized investment effectiveness, optimised investment structure, and effectively controlled investments in wireline voice services and infrastructure, etc. In 2011, capital expenditure of the Group was RMB49,551 million, an increase of 15.1% from RMB43,037 million in 2010.

Cash Flows

In 2011, net increase in cash and cash equivalents for the Group was RMB1,649 million, while the net decrease in cash and cash equivalents was RMB8,934 million in 2010.

The following table sets forth the cash flow position of the Group in 2010 and 2011:

	For the year ended 31 December
(RMB millions)	2011	2010

Net cash flow from operating activities	73,006	75,571

Net cash used in investing activities	(43,637)	(45,734)

Net cash used in financing activities	(27,720)	(38,771)

Net increase/(decrease) in cash and cash equivalents	1,649	(8,934)

In 2011, the net cash inflow from operating activities was RMB73,006 million, a decrease of RMB2,565 million from RMB75,571 million in 2010.

In 2011, the net cash outflow for investing activities was RMB43,637 million, a decrease of RMB2,097 million from RMB45,734 million in 2010, mainly resulting from an increase in proceeds from the disposal of assets compared to 2010, and the repayment of CDMA business acquisition, amounting to RMB5,374 million in 2010.

In 2011, the net cash outflow for financing activities was RMB27,720 million, a decrease of RMB11,051 million from RMB38,771 million in 2010. The decrease in net cash outflow was mainly due to the decrease in the Group’s repayment of the bank loans and other loans when compared to 2010.

Working Capital

At the end of 2011, the Group’s working capital (total current assets minus total current liabilities) deficit was RMB67,682 million, a reduction of deficit of RMB3,996 million from RMB71,678 million in 2010. As at 31 December 2011, the Group’s unutilised committed credit facilities was RMB118,970 million (2010: RMB98,576 million). At the end of 2011, the Group’s cash and cash equivalents amounted to RMB27,372 million, amongst which cash and cash equivalents denominated in Renminbi accounted for 94.4% (2010: 91.2%).

Assets and Liabilities

In 2011, the Group continued to maintain a solid capital structure. By the end of 2011, the total assets of the Group fell to RMB419,115 million from RMB420,529 million at the end of 2010, while total indebtedness decreased to RMB52,103 million from RMB73,576 million in 2010. The ratio of the Group’s total indebtedness to total assets fell from 17.5% at the end of 2010 to 12.4% at the end of 2011.

Indebtedness

The indebtedness analysis of the Group as of the end of 2010 and 2011 is as follows:

	For the year ended 31 December
(RMB millions)	2011	2010

Short-term debt	9,187	20,675

Long-term debt maturing within one year	11,766	10,352

Long-term debt (excluding current portion)	31,150	42,549

Total debt	52,103	73,576

By the end of 2011, the total indebtedness of the Group was RMB52,103 million, a decrease of RMB21,473 million from the end of 2010. The main reason for the decrease was the Group’s repayment of a portion of bank loans and other loans. Of the total indebtedness of the Group, the Company’s loans in Renminbi, US Dollars, Japanese Yen and Euro accounted for 94.7% (2010: 96.0%), 1.3% (2010: 1.0%), 3.1% (2010: 2.2%), and 0.9% (2010: 0.8%), respectively. 96.3% (2010: 98.5%) of this indebtedness are loans with fixed interest rates, while the remainders are loans with floating interest rates.

As of 31 December 2011, the Group did not pledge any assets as collateral for debt (2010: Nil).

Most of the Group’s revenue receipts from and payments made for its business were denominated in Renminbi, therefore the Group did not have significant risk exposure to foreign exchange fluctuations.

Contractual Obligations

(RMB millions)	Total	1 January 2012- 31 December 2012	1 January 2013- 31 December 2013	Payable in 1 January 2014- 31 December 2014	1 January 2015- 31 December 2015	Thereafter

Short-term debt	9,391	9,391	—	—	—	—

Long-term debt	47,087	13,513	11,592	21,019	96	867

Operating lease commitments	21,103	18,182	782	600	413	1,126

Capital commitments	6,369	6,369	—	—	—	—

Total contractual obligations	83,950	47,455	12,374	21,619	509	1,993

Note: Amounts of short-term debt and long-term debt include recognised and unrecognised interest payable, and are not discounted.

Report of the Directors

The Board of Directors (the “Board”) of China Telecom Corporation Limited (the “Company”) hereby presents its report together with the audited financial statements of the Company and its subsidiaries (collectively, the “Group”) prepared in accordance with International Financial Reporting Standards for the year ended 31 December 2011.

Principal Business

The principal business of the Company and the Group is the provision of basic communications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, integrated information services and other related services within the service area of the Group.

Results

Results of the Group for the year ended 31 December 2011 and the financial position of the Company and the Group as at that date are set out in the audited financial statements on pages 88 to 146 in this annual report.

Dividend

The Board proposes a final dividend in the amount equivalent to HK$0.085 per share (pre-tax), totalling approximately RMB5,583 million for the year ended 31 December 2011. The dividend proposal will be submitted for consideration at the Annual General Meeting to be held on 30 May 2012. Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi, whereas dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average offer rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the Annual General Meeting. The proposed 2011 final dividends are expected to be paid on or about 20 July 2012 upon approval at the Annual General Meeting.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and the Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China in 2008, the Company shall be obliged to withhold and pay 10% enterprise income tax when it distributes the proposed 2011 final dividends to non-resident enterprise shareholders of overseas H shares (including Hong Kong Securities Clearing Company Nominees Limited, other corporate nominees or trustees, and other entities or organisations) whose names appear on the Company’s H share register of members on 12 June 2012.

According to regulations by the State Administration of Taxation (Guo Shui Han [2011]No.348) and relevant laws and regulations, if the individual H share shareholders who are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholder whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H share shareholders.

The Company will determine the country of domicile of the individual H share shareholders based on the registered address as recorded in the register of members of the company on 12 June 2012 (the “Registered Address”). If the country of domicile of an individual H share shareholder is not the same as the Registered Address or if the individual H share shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the individual H share shareholder shall notify and provide relevant supporting documents to the Company on or before 6 June 2012. Upon examination of the supporting documents by the relevant tax authorities, the Company will follow the guidance given by the tax authorities to implement relevant tax withholding and payment provisions and arrangements. Individual H share shareholders may either personally or appoint a representative to attend to the procedures in accordance with the requirements under the tax treaties notice if they do not provide the relevant supporting documents to the Company within the time period stated above.

The Company assumes no responsibility and disclaims all liabilities whatsoever in relation to the tax status or tax treatment of the individual H share shareholders and for any claims arising from any delay in or inaccurate determination of the tax status or tax treatment of the individual H share shareholders or any disputes over the withholding mechanism or arrangements.

Directors and Senior Management of the Company

The following table sets out certain information of the Directors and senior management of the Company as at the date of this Report:

Name	Age	Position in the Company	Date of Appointment

Wang Xiaochu	54	Chairman and Chief Executive Officer	20 December 2004

Yang Jie	50	Executive Director, President and Chief Operating Officer*	20 October 2004

Wu Andi	57	Executive Director, Executive Vice President and Chief Financial Officer	10 September 2002

Zhang Jiping	56	Executive Director and Executive Vice President	10 September 2002

Li Ping	58	Executive Vice President	10 September 2002

Yang Xiaowei	48	Executive Director and Executive Vice President	9 September 2008

Sun Kangmin	55	Executive Director and Executive Vice President	20 October 2004

Ke Ruiwen	49	Executive Vice President	20 March 2012

Li Jinming	60	Non-executive Director	20 December 2004

Wu Jichuan	74	Independent Non-executive Director	9 September 2008

Qin Xiao	64	Independent Non-executive Director	9 September 2008

Tse Hau Yin, Aloysius	64	Independent Non-executive Director	9 September 2005

Cha May Lung, Laura	62	Independent Non-executive Director	9 September 2008

Xu Erming	62	Independent Non-executive Director	9 September 2005

Yung Shun Loy, Jacky	49	Assistant Chief Financial Officer, Qualified Accountant and Company Secretary	1 February 2005

Gao Jinxing	49	Financial Controller	1 February 2012

*	On 2 November 2011, Mr. Yang Jie was appointed as the President and Chief Operating Officer of the Company.

On 13 July 2011, Mr. Shang Bing resigned as the President, Chief Operating Officer and Executive Director and was appointed as deputy minister of Ministry of Industry and Information Technology of the People’s Republic of China. On 2 November 2011, Mr. Yang Jie was appointed as the President and Chief Operating Officer. On 1 February 2012, Mr. Yang Jianqing resigned as Financial Controller due to job rearrangement and Mr. Gao Jinxing was appointed as the Financial Controller of the Company. On 20 March 2012, Mr. Zhang Chenshuang retired as Executive Director and Executive Vice President of the Company due to his age. On the same day, the Board appointed Mr. Ke Ruiwen as Executive Vice President and proposed to appoint Mr. Ke Ruiwen as Executive Director of the Company. The proposed appointment of Mr. Ke Ruiwen as Executive Director of the Company is subject to shareholders’ approval at Annual General Meeting to be held on 30 May 2012.

Supervisors of the Company

The following table sets out certain information of the supervisors of the Company as at the date of this Report:

Name	Age	Position in the Company	Date of Appointment

Miao Jianhua	60	Chairman of the Supervisory Committee	29 December 2009

Zhu Lihao	71	Independent Supervisor	10 September 2002

Mao Shejun	58	Supervisor (Employee Representative)	20 May 2011

Xu Cailiao	48	Supervisor	9 September 2005

Han Fang	39	Supervisor	9 September 2008

Du Zuguo	49	Supervisor	20 May 2011

On 20 May 2011, Mr. Du Zuguo, the General Manager of Zhejiang Financial Development Company, the Company’s domestic shareholder, was elected as a Supervisor of the Company at the Annual General Meeting. Mr. Ma Yuzhu, the employee elected supervisor of the third session of the Supervisory Committee resigned as supervisor of the Company upon expiry of the term of office of the third session of the Supervisory Committee on 20 May 2011 while Mr. Mao Shejun was elected by the employees of the Company democratically as a supervisor of the Company representing the employees.

Share Capital

The share capital of the Company as at 31 December 2011 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2011, the share capital of the Company comprised:

Share category	Number of shares as at 31 December 2011	Percentage of the total number of shares in issue as at 31 December 2011
		(%)

Domestic shares (total):	67,054,958,321	82.85

Domestic shares held by:

China Telecommunications Corporation	57,377,053,317	70.89

Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94

Zhejiang Financial Development Company	2,137,473,626	2.64

Fujian Investment & Development Group Co., Ltd	969,317,182	1.20

Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.18

Total number of H shares (including ADSs)	13,877,410,000	17.15

Total	80,932,368,321	100.00

Material Interests and Short Positions in Shares and Underlying Shares of the Company

As at 31 December 2011, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the Securities and Futures Ordinance (the “SFO”) are as follows:

Name of shareholders	Number of shares		Type of shares	Percentage of the respective type of shares	Percentage of the total number of shares in issue	Capacity

China Telecommunications Corporation	57,377,053,317 (Long Position	)	Domestic shares	85.57%	70.89%	Beneficial owner

Guangdong Rising Assets Management Co., Ltd.	5,614,082,653 (Long Position	)	Domestic shares	8.37%	6.94%	Beneficial owner

JPMorgan Chase & Co.	1,663,316,937 (Long Position	)	H shares	11.99%	2.06%	131,001,855 shares as beneficial owner; 379,026,000 shares as investment manager; and 1,153,289,082 shares as security interest holder/approved lending agent
	47,412,908 (Short Position	)	H shares	0.34%	0.06%	Beneficial owner
	1,153,289,082 (Shares available for lending	)	H shares	8.31%	1.43%	Security interest holder/approved lending agent

Commonwealth Bank of Australia	1,110,034,681 (Long Position	)	H shares	8.00%	1.37%	Interest of controlled corporation

Blackrock, Inc.	1,006,713,763 (Long Position	)	H shares	7.25%	1.24%	Interest of controlled corporation
	48,612,755 (Short Position	)	H shares	0.35%	0.06%	Interest of controlled corporation

RFS Holdings B.V.	907,191,530 (Long Position	)	H shares	6.54%	1.12%	Interest of controlled corporation
	1,180,327,134 (Short Position	)	H shares	8.51%	1.46%	Interest of controlled corporation

Save as stated above, as at 31 December 2011, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

Directors’ and Supervisors’ Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2011, none of the directors and supervisors of the Company had any interests or short positions in the shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (as defined in Part XV of the SFO) as recorded in the register required to be maintained under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

As at 31 December 2011, the Company had not granted its directors or supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right.

Directors’ and Supervisors’ Interests in Contracts

For the year ended 31 December 2011, none of the Directors and Supervisors of the Company had any material interest, whether directly or indirectly, in any of the contracts of significance entered into by the Company, any of its holding companies or subsidiaries or subsidiaries of the Company’s holding company, apart from their service contracts. None of the directors and supervisors of the Company has entered into any service contract which is not determinable by the Company within one year without payment compensation (other than statutory compensation).

Emoluments of the Directors and Supervisors

Please refer to note 28 of the audited financial statements for details of the emoluments of all Directors and Supervisors of the Company in 2011.

Purchase, Sale and Redemption of Shares

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any securities of the Company during the reporting period.

Public Float

As at the date of this Report, based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed public float under the Listing Rules and as agreed with The Stock Exchange of Hong Kong Limited.

Summary of Financial Information

Please refer to pages 147 to 148 of this annual report for a summary of the operating results, assets and liabilities of the Group for each of the years in the five-year period ended 31 December 2011.

Bank Loans and Other Borrowings

Please refer to note 16 of the audited financial statements for details of bank loans and other borrowings of the Group.

Capitalised Interest

Please refer to note 26 of the audited financial statements for details of the Group’s capitalised interest for the year ended 31 December 2011.

Fixed Assets

Please refer to note 4 of the audited financial statements for movements in the fixed assets of the Group for the year ended 31 December 2011.

Reserves

Pursuant to Article 147 of the Company’s articles of association (the “Articles of Association”), where the financial statements prepared in accordance with PRC Accounting Standards for Business Enterprises, materially differ from those prepared in accordance with either International Financial Reporting Standards, or accounting standards at a place outside the PRC where the Company’s shares are listed, the distributable profit for the relevant accounting period shall be deemed to be the lesser of the amounts shown in those respective financial statements. Distributable reserves of the Company as at 31 December 2011, calculated on the above basis and before deducting the proposed final dividends for 2011, amounted to RMB67,623 million.

Please refer to note 21 of the audited financial statements for details of the movements in the reserves of the Company and the Group for the year ended 31 December 2011.

Donations

For the year ended 31 December 2011, the Group made charitable and other donations with a total amount of RMB13 million.

Subsidiaries and Associated Companies

Please refer to note 8 and note 9 of the audited financial statements for details of the Company’s subsidiaries and the Group’s interests in associated companies as at 31 December 2011.

Changes in Equity

Please refer to the consolidated statement of changes in equity as contained in the audited financial statements of this year (page 93 of this annual report).

Retirement Benefits

Please refer to note 37 of the audited financial statements for details of the retirement benefits provided by the Group.

Stock Appreciation Rights

Please refer to note 38 of the audited financial statements for details of the stock appreciation rights offered by the Company.

Pre-Emptive Rights

There are no provisions for pre-emptive rights in the Articles of Association requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

Major Customers and Suppliers

For the year ended 31 December 2011, sales to the five largest customers of the Group accounted for an amount no more than 30% of the operating revenues of the Group.

For the year ended 31 December 2011, purchases from the five largest suppliers of the Group accounted for an amount no more than 30% of the total annual purchases of the Group.

To the knowledge of the Board, no Director of the Company, their associates, or any person holding more than 5% of the issued share capital in the Company has any interests in such suppliers.

Continuing Connected Transactions

The following table sets out the amounts of continuing connected transactions between the Group and China Telecom Group for the year ended 31 December 2011:

Transactions	Transaction Amounts		Annual monetary cap for continuing connected transactions
	(RMB millions)		(RMB millions)

Net transaction amount of centralised services	625		800

Net expenses for interconnection settlement	450		1,000

Mutual leasing of properties	412		600

Provision of IT services by China Telecommunications Corporation and its subsidiaries (except for the Group) (the “China Telecom Group”)[1]	692		1,200

Provision of IT services to China Telecom Group	365		500

Provision of supplies procurement services by China Telecom Group	2,764		3,800

Provision of supplies procurement services to China Telecom Group	1,642		1,800

Provision of engineering services by China Telecom Group	8,293		8,800

Provision of community services by China Telecom Group	2,362		2,900

Provision of ancillary telecommunications services by China Telecom Group	7,878		9,000

CDMA network capacity lease fee	15,860	[2]	21,000

1	China Telecommunications Corporation is a controlling shareholder of the Company. Each of China Telecommunications Corporation and its subsidiaries (except for the Group) constitutes a connected person of the Company under the Listing Rules.
2	The CDMA network capacity lease fee has already deducted the capacity maintenance related costs of CDMA network payable to the Company by China Telecommunications Corporation amounted to RMB3,151 million.

Centralised Services Agreement

Pursuant to the centralised services agreement signed between the Company and China Telecommunications Corporation on 10 September 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Centralised Services Agreement”), centralised services include centralised business management and operational services provided by the Group to China Telecommunications Corporation in relation to key corporate customers, its network management centre and business support centre. Centralised services also include the provision of certain premises by China Telecommunications Corporation to the Group and the common use of international telecommunications facilities by both parties. The aggregate costs incurred by the Group and China Telecommunications Corporation for the provision of management and operation services will be apportioned between the Group and China Telecommunications Corporation on a pro rata basis according to the revenues generated by each party. Where the Group uses the premises provided by China Telecommunications Corporation, the Group will pay premises usage fees to China Telecommunications Corporation on a pro rata basis according to the apportioned actual area allocated to the Group. The premises usage fees shall be determined through negotiation between the two parties based on comparable market rates. When both parties use international telecommunications facilities provided by third parties and accept services by such third parties (for example, restoration maintenance costs, the annual utilisation fee and related service costs) and when both parties use the international telecommunications facilities of China Telecommunications Corporation, the associated costs shall be shared on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the proportion of the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties. When the two parties use international telecommunications facilities provided by a third party and accept restoration maintenance costs, such fees shall be determined according to the actual utilisation fee the each year. The utilisation fee associated with the shared use of the international telecommunications facilities provided by China Telecommunications Corporation shall be determined through negotiation between the two parties based on market rates.

The Company and China Telecommunications Corporation entered into a supplemental agreement on 25 August 2010 to renew the Centralised Services Agreement for a further term expiring on 31 December 2012. No later than 30 days prior to the expiry of the Centralised Services Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Centralised Services Agreement, and the parties shall consult and decide on matters relating to such renewal.

Interconnection Settlement Agreement

Pursuant to the interconnection settlement agreement signed between the Company and China Telecommunications Corporation on 10 September 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Interconnection Settlement Agreement”), the telephone operator connecting a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the Ministry of Industry and Information Technology from time to time, which is currently RMB0.06 per minute. Interconnection charges are RMB0.06 per minute for local calls originated from the Group to China Telecommunications Corporation. The settlement regions include Beijing Municipality, Tianjin Municipality, Hebei Province, Heilongjiang Province, Jilin Province, Liaoning Province, Shanxi Province, Henan Province, Shandong Province, Inner Mongolia Autonomous Region and Tibet Autonomous Region.

The Company and China Telecommunications Corporation entered into a supplemental agreement on 25 August 2010 to renew the Interconnection Settlement Agreement for a further term expiring on 31 December 2012. No later than 30 days prior to the expiry of the Interconnection Settlement Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Interconnection Settlement Agreement, and the parties shall consult and decide on matters relating to such renewal. In addition, the Company and China Telecommunications Corporation have agreed that interconnection settlement charges will be calculated according to the rules and regulations of the relevant telecommunications regulators. If the telecommunications regulators amend existing, or promulgate new rules or regulations in respect of interconnection settlement, the parties shall apply such amended or new rules and regulations as acknowledged by both parties.

Property Leasing Framework Agreement

Pursuant to the property leasing framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreement subsequently entered into between the two parties (collectively, the “Property Leasing Framework Agreement”), the Group and China Telecommunications Corporation and/or its associates can lease properties from the other party for use as business premises, offices, equipment storage facilities and sites for network equipment. The rental charges under the Property Leasing Framework Agreement shall be determined according to market rates with reference to the standards set forth by local pricing authorities. The rental charges are subject to review every three years.

The Company and China Telecommunications Corporation entered into a supplemental agreement on 25 August 2010 to renew the Property Leasing Framework Agreement for a further term expiring on 31 December 2012. No later than 30 days prior to the expiry of the Property Leasing Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Property Leasing Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

IT Services Framework Agreement

Pursuant to the IT services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “IT Services Framework Agreement”), the Group and China Telecommunications Corporation and/or its associates can provide the other party with information technology services including office automation and software testing. Each of the Group and China Telecommunications Corporation and/or its associates is entitled to participate in bidding for the right to provide information technology services to the other party in accordance with the IT Services Framework Agreement. The charges payable for such services shall be determined by reference to the market rates or rates obtained through a tender process. If the terms offered by the Group or China Telecommunications Corporation and/or its associates are no less favourable than those offered by an independent third-party provider, the Group or China Telecommunications Corporation and/or its associates may award the tender to the other party.

The Company and China Telecommunications Corporation entered into a supplemental agreement on 25 August 2010 to renew the IT Services Framework Agreement for a further term expiring on 31 December 2012. No later than 30 days prior to the expiry of the IT Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the IT Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Community Services Framework Agreement

Pursuant to the community services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Community Services Framework Agreement”), China Telecommunications Corporation and/or its associates provide the Group with community services such as culture, education, property management, vehicle service, health and medical care, hotel and conference service, community and sanitary service. The community services under the Community Services Framework Agreement are provided at:

(1)	the government-prescribed prices (if any);

(2)	where there are no government-prescribed prices but there are government-guided prices, the government-guided prices;

(3)	where there are neither government-prescribed prices nor government-guided prices, the market prices. Market prices shall mean the prices at which the same type of services are provided by independent third parties in the ordinary course of business; or

(4)	where none of the above is applicable, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

The Company and China Telecommunications Corporation entered into a supplemental agreement on 25 August 2010 to renew the Community Services Framework Agreement for a further term expiring on 31 December 2012. No later than 30 days prior to the expiry of the Community Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Community Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Supplies Procurement Services Framework Agreement

Pursuant to the supplies procurement services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Supplies Procurement Services Framework Agreement”), China Telecommunications Corporation and/or its associates and the Group provide each other with supplies procurement services, including comprehensive procurement services, the sale of proprietary telecommunications equipment, resale of third-party equipment, management of tenders, verification of technical specifications, storage, transportation and installation services.

Where the procurement services are provided on an agency basis, the maximum commission for such procurement services shall be calculated at:

(1)	not more than 1% of the contract value for procurement of imported telecommunications supplies; or

(2)	not more than 3% of the contract value for the procurement of domestic telecommunications supplies and domestic non-telecommunications supplies.

The pricing basis of the services for the provision of supplies procurement other than on an agency basis under the Supplies Procurement Services Framework Agreement is the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications Corporation entered into a supplemental agreement on 25 August 2010 to renew the Supplies Procurement Services Framework Agreement for a further term expiring on 31 December 2012. No later than 30 days prior to the expiry of the Supplies Procurement Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Supplies Procurement Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Engineering Framework Agreement

Pursuant to the engineering framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Engineering Framework Agreement”), China Telecommunications Corporation and/or its associates through bids provide to the Group services such as construction, design, equipment installation and testing and/or engineering project supervision services. The charges payable for such engineering services shall be determined by reference to market rates. The charges payable for the design or supervision of engineering projects with a value of over RMB500,000 or engineering construction projects with a value of over RMB2 million shall be determined by the tender award price.

The Company and China Telecommunications Corporation entered into a supplemental agreement on 25 August 2010 to renew the Engineering Framework Agreement for a further term expiring on 31 December 2012. No later than 30 days prior to the expiry of the Engineering Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Engineering Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Ancillary Telecommunications Services Framework Agreement

Pursuant to the ancillary telecommunications services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Ancillary Telecommunications Services Framework Agreement”), China Telecommunications Corporation and/or its associates provide the Group with certain repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services. The pricing terms for such services are the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications Corporation entered into a supplemental agreement on 25 August 2010 to renew the Ancillary Telecommunications Services Framework Agreement for a further term expiring on 31 December 2012. No later than 30 days prior to the expiry of the Ancillary Telecommunications Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Ancillary Telecommunications Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

CDMA Network Capacity Lease Agreement

Pursuant to the CDMA network capacity lease agreement signed between the Company and China Telecommunications Corporation on 27 July 2008 and the related supplemental agreement subsequently entered into between the two parties (collectively, the “CDMA Network Capacity Lease Agreement”), China Telecommunications Corporation agreed to lease its capacity under the CDMA Network to the Company and the Company shall have the exclusive right to use and operate the CDMA Network to provide CDMA services in its service areas. The leasing fee is 28% of the Company’s audited CDMA service revenue per year (which is calculated by the total revenue from the CDMA services operations minus any upfront non-refundable revenue arising out of the CDMA operations and any revenue from sale of telecommunications products in connection with the CDMA operations, as derived from the Company’s financial statements). Regardless of the revenue of the CDMA operations, the minimum annual leasing fee shall be 90% of the total amount of the leasing fee paid by the Company to China Telecommunications Corporation in the previous year. The cost of network construction shall be borne by China Telecommunications Corporation, while the maintenance-related costs shall be shared as agreed between the two parties.

Pursuant to the CDMA Network Capacity Lease Agreement, China Telecommunications Corporation has granted the Company an option to purchase the CDMA Network. The option may be exercised, at the discretion of the Company, at any time during the term of the lease or within one year after the expiry of the lease. No premium has been paid or will be payable by the Company for the grant of the option.

The Company and China Telecommunications Corporation entered into a supplemental agreement on 25 August 2010 to renew the CDMA Network Capacity Lease Agreement for a further term expiring on 31 December 2012.

Strategic Agreement between Our Company and China Communications Services Corporation Limited

Pursuant to the strategic agreement signed between the Company and China Communications Services Corporation Limited (“China Communications Services”) on 30 August 2006 and the related supplemental agreements (collectively, the “Strategic Agreement”), the Company agreed that, in the period between 1 January 2007 and 31 December 2009, if the service terms relating to the design, implementation and supervision of the communications engineering projects provided by China Communications Services are basically the same as those of other service providers, the provincial branches of the Company in the service area of China Communications Services shall receive such services from the relevant wholly-owned subsidiaries of China Communications Services annually with a total annual value of no less than 10.6% of the total annual capital expenditure of the relevant provincial branches of the Company in that year. China Communications Services will offer at least 5% price discount to the Company based on the applicable standard prices for the services such as design, implementation and supervision of communications engineering projects. Meanwhile, the Company agreed that, in the period between 1 January 2007 and 31 December 2009, if the terms relating to certain maintenance management services provided by China Communications Services are basically the same as those of other service providers, the provincial branches of the Company in the service area of China Communication Services shall receive such services from the relevant wholly-owned subsidiaries of China Communications Services with a total value of not less than RMB1,780 million annually.

The business areas of the strategic alliance between the two parties governed by the terms and conditions in the Strategic Agreement include: design, implementation and supervision of the communications engineering projects, maintenance management service, contents application service, sales channel service, usage of telecommunications service and other new businesses arising from time to time which are appropriate for the collaboration between the two parties. China Communications Services pledges its support to the strategic transformation of the Company from a traditional basic telecommunications operator to an integrated information service provider, its active support to the Company’s business development, and its active use of the Company’s products and services in its own business. Such services shall comply with the related PRC standards or the standards agreed by both parties, and shall be on terms no less favourable than those available to any third parties to which the same or similar services are provided by either party. Without breaching the requirements under PRC laws, where the terms and conditions of services provided by either party to the Strategic Agreement are as favourable as those provided by an independent third party in respect of the same services, the party under the Strategic Agreement shall have the priority to be appointed as the service provider by the other party.

The Company and China Communications Services entered into a supplemental agreement (the “2009 Supplemental Agreement”) on 29 October 2009 to renew the Strategic Agreement for a further term expiring on 31 December 2012. Upon expiration, both parties may negotiate the renewal of the Strategic Agreement which is subject to the requirements of Chapter 14A of the Listing Rules (including disclosure and independent shareholders’ approval requirements).

The Strategic Agreement does not set out any annual caps for the transactions thereunder as China Telecommunications Corporation, the holding company of China Communications Services, has signed certain framework agreements with the Company (including the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement), which cover the transactions contemplated under the Strategic Agreement. These frameworks agreements are subject to annual caps, and the proposed annual caps for the transactions under the Strategic Agreement are subsumed under the annual caps of these framework agreements.

The Company confirms that it has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules in respect of the above connected transactions.

The Company’s auditor was engaged to report on the Group’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transaction under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants.

The Independent Non-executive Directors of the Company have confirmed that all continuing connected transactions for the year ended 31 December 2011 to which the Group was a party:

1.	had been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business;

2.	had been entered into either:

(i)	on normal commercial terms; or

(ii)	if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than those available to or (if applicable) from independent third parties; and

3.	had been entered into in accordance with the relevant terms that are fair and reasonable and in the overall interests of the shareholders of the Company as a whole.

The Independent Non-executive Directors have further confirmed that:

The values of continuing connected transactions entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.

The auditors of the Group have reviewed the continuing connected transactions of the Group and have confirmed to the Board that the transactions:

1.	have received the approval of the Board;

2.	have been entered into in accordance with the pricing policies as stated in the relevant agreements; and

3.	have been entered into in accordance with the terms of the agreements governing such transactions; and the values of continuing connected transactions entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.

Compliance with Code on Corporate Governance Practices

Please refer to the “Corporate Governance Report” set out in page 54 of this 2011 annual report of the Company for details of our compliance with the Code on Corporate Governance Practices.

Material Legal Proceedings

As at 31 December 2011, the Company was not involved in any material litigation or arbitration, and as far as the Company is aware, no material litigation or claims were pending or threatened or made against the Company.

Auditors

KPMG and KPMG Huazhen were appointed as the international and domestic auditors of the Company for the year ended 31 December 2011. KPMG has audited the accompanying financial statements, which have been prepared in accordance with International Financial Reporting Standards. The Company has engaged KPMG and KPMG Huazhen since the date of its listing. A resolution for the re-appointment of KPMG and KPMG Huazhen as the international and domestic auditors of the Company for the year ending 31 December 2012 will be proposed at the Annual General Meeting of the Company to be held on 30 May 2012.

By Order of the Board

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, PRC

20 March 2012

Report of the Supervisory Committee

During the reporting period, all members of the Supervisory Committee acted in accordance with the Company Law of the People’s Republic of China and the Articles of Association of the Company, followed the principles of integrity and diligently in carrying out their supervisory function to safeguard the interests of shareholders and the Company.

During the reporting period, the Supervisory Committee held two meetings. At the eighth meeting of the Third Session of the Supervisory Committee held in March 2011, the Supervisory Committee reviewed and approved six agenda items, including the financial statements for the year 2010, the independent auditor’s report, the profit distribution and dividend proposal, the Supervisory Committee’s report for the year 2010, the working plan of the Supervisory Committee for the year 2011, and the re-election of the Supervisory Committee. At the first meeting of the Fourth Session of the Supervisory Committee held in August of the same year, the Supervisory Committee elected Mr. Miao Jianhua to continue his term of office as the Chairman of the Fourth Session of the Supervisory Committee, reviewed the interim financial statements and the independent auditor’s review report for the year 2011, and also reviewed the remuneration proposal for the Independent Supervisor of the Fourth Session of the Supervisory Committee. During the reporting period, members of the Supervisory Committee supervised the major decision-making process of the Company and the performance of duties by the members of the Board and the senior management through their attendance at the relevant meetings such as the 2010 Shareholders’ General Meeting, meetings of the Board, and meetings of the Audit Committee.

The Supervisory Committee is of the view that in 2011, despite fierce market competition, the Company continued to deepen its strategic transformation, strengthened its network infrastructure, increased its innovative strength, refined its precision management, and optimised its resource allocation. The operating revenues of the Company reached RMB244,943 million (excluding the amortisation of upfront connection fees, same below), an increase of 11.7% from last year. The business structure continued to be optimised. The revenue contributions from mobile service, wireline broadband, and wireline value-added and integrated information services accounted for 64.9% of the operating revenues, representing an increase of 5.6 percentage points from last year. EBITDA reached RMB94,266 million, representing an increase of 6.5% from last year. Profit attributable to equity holders of the Company reached RMB16,404 million, representing an increase of 10.5% from last year. In summary, China Telecom has achieved a head start on the Twelfth Five-year Plan period, and has taken another new step forward towards building an integrated information service provider. Meanwhile, the Company attached great importance to corporate governance and operation in good faith. In accordance with Section 404 of the US Sarbanes-Oxley Act of 2002 and other regulatory rules, the Company stepped up the development of its internal control system and strengthened the exercise of its internal control. As a result, the internal control environment and management of the Company continued to improve, and the Company’s development is soundly and steadily on track. The Supervisory Committee is satisfied with the performance of the Company in 2011 and is confident of the Company’s prospects.

The Supervisory Committee believes that during 2011, all members of the Board and members of senior management have complied with rules and regulations, upheld the principles of diligence and integrity, safeguarded the interests of shareholders, fulfilled their responsibilities fully in accordance with the Articles of Association of the Company, diligently implemented the resolutions of the shareholders’ general meetings and the Board meetings, and strictly complied with the relevant regulations for listed companies. The Supervisory Committee has not observed any behaviors that breached the laws, rules, and Articles of Association of the Company, or damaged the interests of shareholders.

Upon the review of the unqualified financial statements for the year 2011 and other relevant information, which were prepared in accordance with PRC Accounting Standards for Business Enterprises and regulations and International Financial Reporting Standards as audited by PRC certified accountants and international auditors of the Company and the review of the changes in accounting policies and related retrospective adjustments as a result of adoption of the amendment to IFRS 1 by the Company and proposed to be submitted to the shareholders’ general meeting by the Board, the Supervisory Committee is of the opinion that the financial statements were prepared in accordance with the principle of consistency and that they truly and fairly reflect the Company’s financial position, results of operation and cash flows, and that the significant changes in accounting policies are in accordance with the requirements of IFRS, and the related retrospective adjustments are reasonable and accurate.

In 2012, the Supervisory Committee will continue to strictly adhere to the Articles of Association of the Company and relevant regulations, assume its responsibility to protect the interests of the shareholders and the Company, monitor the Company to fulfill its commitment to its shareholders, further broaden the planning of supervision and strengthen its efforts in monitoring to protect the interests of all investors.

By Order of the Supervisory Committee

Miao Jianhua

Chairman of the Supervisory Committee

Beijing, PRC

20 March 2012

Turbo-charged

for Success

“NON-STOP” POWERING OUR WORLD-CLASS TELECOMMUNICATIONS NETWORKS

World’s largest wireline operator

>169,000,000 Access lines in services

World’s largest CDMA mobile operator

>126,000,000 Mobile subscribers

World’s largest broadband operator

>76,000,000 Wireline broadband subscribers

Recognition & Awards

1	The Company has been voted by investors the “No. 1 Best Managed Company in Asia” across all industries in the “Asia Best Managed Companies 2011” by Euromoney.

2	The Company has been voted by investors the “No. 1 Best Managed Company in China” in the “Asia Best Managed Companies 2011” by Euromoney.

3	The Company was awarded the “Overall Best Managed Company in Asia” by FinanceAsia in the Asia’s Best Companies Poll 2011.

4	Mr. Wang Xiaochu, Chairman and CEO was awarded the “Best CEO in China” by FinanceAsia in the Asia’s Best Companies Poll 2011.

5	Madam Wu Andi, Executive Vice President and CFO was awarded the “Best CFO in China” by FinanceAsia in the Asia’s Best Companies Poll 2011.

6	The Company has been voted by professional investors as one of the “Most Honored Companies” in the All-Asia-Executive-Team ranking organised by Institutional Investor.

7	The Company has been voted by professional investors as “Best Investor Relations Company” in the telecommunications sector in the All-Asia-Executive-Team ranking organised by Institutional Investor.

8	The Company was awarded the Platinum Award for All-Round Excellence in 2011 “The Asset Corporate Awards”.

9	Mr. Wang Xiaochu, Chairman & CEO, was honoured with “Asian Corporate Director Recognition Awards 2011” by Corporate Governance Asia.

10	The Company was awarded “The Best of Asia” by Corporate Governance Asia’s Annual Recognition Awards 2011.

11	The corporate website of the Company (www.chinatelecom-h.com) has won the Gold Award for investor relations website in Asia Pacific in IR Global Rankings 2011.

12	The Company’s 2010 annual report won total 6 gold awards in the “2011 International ARC Awards” and the “Vision Awards” Annual Report Competition by The League of American Communications Professionals LLC (LACP).

Corporate Governance Report

An Overview of Corporate Governance

The Company strives to maintain a high level of corporate governance and inherited an excellent, prudent and efficient corporate governance style and continuously improves its corporate governance methodology, regulates its operations, improves its internal control mechanism, implements sound corporate governance and disclosure measures, and ensures that the Company’s operations are in line with the long term interests of the Company and its shareholders as a whole. In 2011, the Shareholders’ General Meeting, the Board and the Supervisory Committee maintained efficient operations in accordance with the rules, and the Company continued to optimise the organisational structure and has achieved a breakthrough in its organisation structure, which well supported the Company’s strategic transformation to the Three New Roles – “a leader of intelligent pipeline, a provider of integrated platforms, and a participant in content and application development”. The Company further optimised its internal control and integrated comprehensive risk management into its operational practice. The sustained enhancement of the Company’s corporate governance ensured alignment with the long-term best interest of shareholders and firmly protected the interests of shareholders.

As a company incorporated in the PRC, the Company adopts the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China and other related laws and regulations as the basic guidelines for the Company’s corporate governance. As a company dual-listed in Hong Kong and the United States, the current Articles of Association are in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“the Listing Rules”) and the regulatory requirements for non-US companies listed in the United States, and these rules serve as guidances for the Company to improve the foundation of its corporate governance. The Company has regularly published statements relating to its internal control in accordance with the US Sarbanes-Oxley Act of 2002 and the regulatory requirements of the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange to confirm its compliance with related financial reporting, information disclosure and corporate internal control requirements.

For the financial year ended 31 December 2011, save that the roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, the Company has been in compliance with all the code provisions as set out in Appendix 14 “Code on Corporate Governance Practices” of the Listing Rules in the year 2011. In the Company’s opinion, through supervision of the Board and the Independent Non-executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution and effectively capture business opportunities. Many leading international corporations also have similar arrangements.

In 2011, the Company’s continuous efforts in corporate governance gained wide recognition from the capital market and was accredited with a number of awards. The Company was being voted the “No. 1 Best Managed Company in Asia” by Euromoney for three consecutive years, while at the same time being ranked as the “No. 1 Best Corporate Governance in Asia”, the “No. 1 Most Convincing and Coherent Strategy in Asia” and the “No. 1 Best Shareholder Value in Asia” in the individual categories. The Company was accredited by the investors as the “Overall Best Managed Company in Asia”, the “No. 1 Best Managed Company in China” and the “No. 1 Best Investor Relations in China” in the Asia’s Best Companies Poll 2011 organised by FinanceAsia. The Company was voted by investors as one of the “Most Honored Companies” in the inaugural All-Asia-Executive-Team ranking organised by Institutional Investor. The Company was awarded the “Platinum Award for All-Round Excellence” in 2011 The Asset “Corporate Awards”, for three consecutive years. In addition, the Company was awarded the “The Best of Asia” by Corporate Governance Asia, and Mr. Wang Xiaochu, Chairman and Chief Executive Officer of the Company, was awarded “Asian Corporate Director Recognition Awards 2011” by Corporate Governance Asia for two consecutive years. The Company’s website has won the “Gold Award for investor relations website in Asia Pacific” in IR Global Rankings 2011.

Overall Structure of the Corporate Governance

A double-tier structure has been adopted as the overall structure for corporate governance: the Board and the Supervisory Committee are established under the Shareholders’ General Meeting. The Audit Committee, Remuneration Committee and Nomination Committee were established under the Board. The Board is authorised by the Articles of Association to make major decisions on the Company’s operation and to oversee the daily management and operations of the senior management. The Supervisory Committee is mainly responsible for the supervision of the performance of duties by the Board and the senior management. Each of the Board and the Supervisory Committee is independently accountable to the Shareholders’ General Meeting.

Shareholders’ General Meeting

In 2011, the Company convened one shareholders’ general meeting, the Annual General Meeting (“AGM”) for 2010. The AGM held on 20 May 2011 reviewed and approved numerous resolutions such as the financial statements for the year 2010, Report of the Independent International Auditor, proposal for profit and dividends distribution, authorisation to the Board for the formulation of a budget for 2011, re-appointment and remuneration of auditors, and authorisation to the Board to issue debentures.

Since the Company’s listing in 2002, at each of the shareholders’ general meetings, a separate shareholders’ resolution was proposed by the Company in respect of each independent item. The circulars to shareholders also provided details about the resolutions. All resolutions tabled at the shareholders’ general meetings of the Company were already conducted by poll and all voting results were published on the websites of the Company and The Stock Exchange of Hong Kong Limited. The Company attaches great importance to the shareholders’ general meetings and the communication between Directors and shareholders. The Directors provided detailed and complete answers to the questions raised by shareholders at the shareholders’ general meetings. At the end of 2011, the Board adopted the shareholders communication policy to ensure that the shareholders are provided with comprehensive, equal, understandable and publicised information of the Company on a timely basis and to strengthen the communication between the Company, and the shareholders and investors.

Board of Directors

The fourth session of the Board currently comprises 12 Directors with six Executive Directors, one Non-executive Director, and five Independent Non-executive Directors. The Board is composed of experts from various different professions such as telecommunications, finance, economics and law, resulting in a more comprehensive and balanced board structure and giving more comprehensive and balanced viewpoints in the decision-making process. The term of office for the fourth session of the Board lasts for three years, starting from May 2011 until the day of the Company’s Annual General Meeting in 2014, upon which the fifth session of the Board will be elected.

The number of Independent Non-executive Directors constitutes more than one-third of the members of the Board. Mr. Tse Hau Yin, Aloysius, the Chairman of the Audit Committee, is an internationally renowned financial expert with expertise in accounting and financial management. The Audit Committee, Remuneration Committee and Nomination Committee under the Board all comprise solely Independent Non-executive Directors, which ensures that the committees are able to provide sufficient review and check and balance, and make effective independent judgments to protect the interest of shareholders and the Company as a whole.

The Company strictly complies with the Code on Corporate Governance Practices of the Listing Rules to rigorously regulate the operating procedures of the Board and the committees under it, and to ensure that the procedures of Board meetings are in compliance with related rules in terms of organisation, regulations and personnel. The Board responsibly and effectively supervises the preparation of financial statements for each financial period, so that such financial statements truly and fairly reflect the operational position, the operating results and cash flows of the Company for such period. In preparing the financial statements for the year ended 31 December 2011, the Directors adopted appropriate accounting policies and made prudent, fair and reasonable judgments and estimates, and prepared the financial statements on a going concern basis.

The Articles of Association of the Company provide that the Board is accountable to the shareholders’ general meetings, and its duties include the execution of resolutions, formulation of major operational decisions, financial proposals and policies, the Company’s basic management system, and the appointment of managers and other senior management personnel of the Company. The Articles of Association clearly define the respective duties of the Board and the management. The management is responsible for the operation and management of the Company, the implementation of the Board resolutions and the annual operation plans and investment proposals of the Company, formulating the proposal of the Company’s internal administrative organisations and sub-organisations, and performing other duties as authorised by the Articles of Association and the Board. In order to maintain highly efficient operations, as well as flexibility and swiftness in operational decision-making, the Board may delegate its management and administrative powers to the management when necessary, and shall provide clear guidance regarding such delegation so as to avoid seriously impeding or undermining the capabilities of the Board of Directors in exercising its powers as a whole.

All members of the Board/Committees are informed of the meeting schedule for the Board/Committees for the year at the beginning of each year. In addition, all Directors will receive a meeting notification at least 14 days prior to the meeting under normal circumstances. The Company Secretary is responsible for ensuring that the Board meetings comply with all procedures, related rules and regulations while all Directors can make inquiries to the Company Secretary for details to ensure that they have received sufficient information on various matters set out in the meeting agenda. In addition, the Company regularly reminds the Directors of their functions and responsibilities by providing them with information about the latest development of the Listing Rules and other applicable regulations. To ensure that the Directors are familiar with the Company’s latest operations for decision-making, the Company arranges for key financial data and operational data to be provided to the Directors on a monthly basis. Through regular Board meetings and reports from management, the Directors are able to clearly understand the operations, business strategy and latest development of the Company and the industry. The Company also arranges induction activities, so that all newly appointed directors are provided with updated data on industry development. The Directors also pay regular visits to our provincial branches to exchange ideas and study so as to achieve a better understanding of the latest business developments and share their valuable experiences.

The Board meets at least four times a year. Additional Board meetings will be held as necessary. In 2011, the Board played a pivotal role in the Company’s operation, budgeting, decision-making, supervision, internal control, organisational restructuring and corporate governance. The Company convened four Board meetings, four Audit Committee meetings, one Remuneration Committee meeting and one Nomination Committee meeting in this year.

At the Board meetings, the Board reviewed significant matters including the Company’s annual, interim and quarterly financial statements, annual operational, financial and investment budgets, annual asset appraisals, internal control implementation and assessment report, proposal for annual profit distribution, annual report, interim report and quarterly reports, appointment and remuneration of auditors and changes in accounting policies.

Attendance rates of individual directors at Board meetings in 2011 (including attendance by written proxies)

Number of Directors	14

Directors	The Third Session of the Board of Directors Number of Attendance/ Meeting	Attendance Rate

Executive Directors

Wang Xiaochu (Chairman)	2/2	100%

Shang Bing*	2/2	100%

Wu Andi	2/2	100%

Zhang Jiping	2/2	100%

Zhang Chenshuang	2/2	100%

Yang Xiaowei	2/2	100%

Yang Jie	2/2	100%

Sun Kangmin	2/2	100%

Independent Non-executive Directors

Wu Jichuan	2/2	100%

Qin Xiao	2/2	100%

Tse Hau Yin, Aloysius	2/2	100%

Cha May Lung, Laura	2/2	100%

Xu Erming	2/2	100%

Non-executive Director

Li Jinming	2/2	100%

*	On 13 July 2011, Mr. Shang Bing resigned as the President, Chief Operating Officer and Executive Director and was appointed as Deputy Minister of Ministry of Industry and Information Technology of the People’s Republic of China.

Number of Directors	13

Directors	The Fourth Session of the Board of Directors Number of Attendance/ Meeting	Attendance Rate

Executive Directors

Wang Xiaochu (Chairman)	2/2	100%

Yang Jie*	2/2	100%

Wu Andi	2/2	100%

Zhang Jiping	2/2	100%

Zhang Chenshuang**	2/2	100%

Yang Xiaowei	2/2	100%

Sun Kangmin	2/2	100%

Independent Non-executive Directors

Wu Jichuan	2/2	100%

Qin Xiao	2/2	100%

Tse Hau Yin, Aloysius	2/2	100%

Cha May Lung, Laura	2/2	100%

Xu Erming	2/2	100%

Non-executive Director

Li Jinming	2/2	100%

*	On 2 November 2011, Mr. Yang Jie was appointed as the President and Chief Operating Officer of the Company.
**	On 20 March 2012, Mr. Zhang Chenshuang retired as Executive Director and Executive Vice President due to his age.

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules of The Stock Exchange of Hong Kong Limited to govern securities transactions by the Directors. Based on the written confirmation from the Directors, all of the Company’s Directors have strictly complied with the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 of the Listing Rules regarding the requirements for directors in conducting securities transactions. The Company has received annual independence confirmations from each of the Independent Non-executive Directors, and considers them to be independent.

Audit Committee

The Audit Committee comprises four Independent Non-executive Directors. The Charter of the Audit Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Audit Committee. The Audit Committee’s principal duties include the supervision of the truthfulness and completeness of the Company’s financial statements, the effectiveness and completeness of the Company’s internal control and risk management system as well as the work of the Company’s internal audit department. It is also responsible for the supervision and review of the qualifications, selection and appointment, independence and services of external independent auditors. The Audit Committee ensures that the management has discharged its duty to establish and maintain an effective internal control system including the adequacy of resources, qualifications and experience of staff fulfilling the accounting and financial reporting function of the Company together with the adequacy of the staff’s training programmes and the related budget. The Audit Committee also has the authority to set up a reporting system to receive and handle cases of complaints or complaints made on an anonymous basis regarding the Company’s accounting, internal control and audit matters. The Audit Committee is responsible to and regularly reports on its work to the Board.

In 2011, pursuant to the requirements of the governing laws and regulations of the places of listing and the Charter of the Audit Committee, the Audit Committee fully assumed its responsibilities within the scope of the clear mandate from the Board. The Audit Committee proposed a number of practical and professional recommendations for improvement based on the Company’s actual circumstances in order to promote the continuous improvement and perfection of corporate management. The Audit Committee has provided important support to the Board and played a significant role in protecting the interests of independent shareholders.

In 2011, the Audit Committee convened four meetings, in which it reviewed important matters related to the Company’s financial statements, assessment of the qualifications, independence and performance of the external auditors and their appointments, effectiveness of internal control, internal audit and connected transactions. The Audit Committee received quarterly reports in relation to the internal audit and connected transactions and provided guidance to the internal audit department. Additionally, the Audit Committee reviewed the internal control assessment report and the attestation report, followed up with the recommendations proposed by the external auditors, reviewed the U.S. annual report, and communicated independently with the auditors twice a year.

Attendance rates of individual members of the Audit Committee in 2011 (including attendance by written proxies)

Number of Committee members	4

Percentage of Independent Non-executive Directors of the Committee	100%

Member of the Committee	The Third Session of the Audit Committee Number of Attendance/ Meeting	Attendance Rate

Tse Hau Yin, Aloysius (Chairman of the Committee)	1/1	100%

Wu Jichuan	1/1	100%

Qin Xiao	1/1	100%

Xu Erming	1/1	100%

Member of the Committee	The Fourth Session of the Audit Committee Number of Attendance/ Meeting	Attendance Rate

Tse Hau Yin, Aloysius (Chairman of the Committee)	3/3	100%

Wu Jichuan	3/3	100%

Qin Xiao	3/3	100%

Xu Erming	3/3	100%

Remuneration Committee

The Remuneration Committee comprises four Independent Non-executive Directors. The Charter of the Remuneration Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Remuneration Committee. The Remuneration Committee assists the Company’s Board to formulate overall remuneration policy and structure for the Company’s Directors and senior management personnel, and to establish related remuneration procedures that are standardised and transparent. The Remuneration Committee’s principal duties include supervising the compliance of the Company’s remuneration system with legal requirements, presenting the evaluation report on the Company’s remuneration system to the Board, as well as giving recommendations to the Board in respect of the overall remuneration policy and structure for the Company’s Directors and senior management personnel. Its responsibilities comply with the requirements of the Code on Corporate Governance Practices. The Remuneration Committee regularly reports its work to the Board. One meeting was held by the Remuneration Committee in year 2011, giving advice to the remuneration policy of Directors for the fourth session of the Board.

The Charter for the Remuneration Committee was amended and approved by the Board on 9 December 2011. The amended Charter implements the recent proposed amendments of the Code on Corporate Governance Practices in the Listing Rules, which will become effective in April 2012. The amended Charter can be browsed on our website at www.chinatelecom-h.com.

Attendance rates of individual members of the Remuneration Committee meeting in 2011 (including attendance by written proxies)

Number of Directors	4

Percentage of Independent Non-executive Directors of the Committee	100%

Directors	The Fourth Session of the Remuneration Committee Number of Attendance/ Meeting	Attendance Rate

Xu Erming (Chairman of the Committee)	1/1	100%

Wu Jichuan	1/1	100%

Qin Xiao	1/1	100%

Tse Hau Yin, Aloysius	1/1	100%

Nomination Committee

The Company’s Nomination Committee comprises four Independent Non-executive Directors. The Charter of the Nomination Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Nomination Committee, and it specifically requires that the Nomination Committee members shall have no significant connection to the Company, and comply with the regulatory requirements related to “independence”. The Nomination Committee assists the Board to formulate standardised, prudent and transparent procedures and succession plans for the appointment of Directors, and to further optimise the composition of the Board. The principal duties of the Nomination Committee include regularly reviewing the structure, number of members and composition of the Board; identifying candidates and advising the Board with the appropriate qualifications for the position of Directors; evaluating the independence of Independent Non-executive Directors; advising the Board on matters regarding the appointment or re-appointment of Directors and succession plans for the Directors. The Nomination Committee is accountable to and regularly reports its work to the Board.

One meeting was held by the Nomination Committee in year 2011, advising on the change in the session of the Board.

The Charter for the Nomination Committee was amended and approved by the Board on 9 December 2011. The amended Charter implements the recent proposed amendments of the Code on Corporate Governance Practices in the Listing Rules, which will become effective in April 2012. The amended Charter can be browsed on our website at www.chinatelecom-h.com.

Attendance rates of individual members of the Nomination Committee in 2011 (including attendance by written proxies)

Number of Directors	4

Percentage of Independent Non-executive Directors of the Committee	100%

Directors	The Fourth Session of the Nomination Committee Number of Attendance/ Meeting	Attendance Rate

Wu Jichuan (Chairman of the Committee)	1/1	100%

Cha May Lung, Laura	1/1	100%

Tse Hau Yin, Aloysius	1/1	100%

Xu Erming	1/1	100%

Supervisory Committee

The Company’s Supervisory Committee comprises six Supervisors, of which there is an External Independent Supervisor and an Employee Representative Supervisor. On 20 May 2011, the third session of the Supervisory Committee ended and the Supervisors of the third session of the Supervisory Committee, namely Mr. Miao Jianhua, Madam Zhu Lihao, Mr. Xu Cailiao and Madam Han Fang were re-appointed for the fourth session of the Supervisory Committee of the Company and this has been approved at the Annual General Meeting held on 20 May 2011. On the same day, Mr. Du Zuguo’s appointment as the Supervisor of the fourth session of the Supervisory Committee from 20 May 2011 has been approved at the Annual General Meeting. Through the election of the Employees’ Representative Congress, Mr. Mao Shejun has been elected as an Employee Representative Supervisor of the fourth session of the Supervisory Committee and Mr. Ma Yuzhu resigned as Supervisor of the Company. Mr. Miao Jianhua was elected as the chairman of the fourth session of the Supervisory Committee on the first Supervisory Committee meeting held on 18 August 2011.

The principal duties of the Supervisory Committee include supervising, in accordance with the law, the Company’s financials and performance of its Directors, managers and other senior management of the Company so as to prevent them from abusing their powers. The Supervisory Committee is a standing supervisory organisation within the Company, which is accountable to and reports to all shareholders. The Supervisory Committee holds meetings at least once or twice a year.

Attendance rates of individual members of the Supervisory Committee in 2011

The Third/Fourth Session of the Supervisory Committee

Number of Supervisors (Third/Fourth Session)	5/6

Number of meetings in 2011	2

Supervisors	Number of Attendance/ Meetings	Attendance Rate

Miao Jianhua (Chairman of the Committee)	2/2	100%

Zhu Lihao (Independent Supervisor)	2/2	100%

Ma Yuzhu (Employee Representative Supervisor of the third session of the Supervisory Committee)	1/1	100%

Mao Shejun (Employee Representative Supervisor of the fourth session of the Supervisory Committee)	1/1	100%

Xu Cailiao	2/2	100%

Han Fang	2/2	100%

Du Zuguo (Supervisor of the fourth session of the Supervisory Committee)	1/1	100%

External Auditors

The international and domestic auditors of the Company are KPMG and KPMG Huazhen, respectively. In order to maintain their independence, the non-audit services provided by the external auditors did not contravene the requirements of the US Sarbanes-Oxley Act of 2002.

A breakdown of the remuneration received by the external auditors for audit and non-audit services provided to the Company for the year ended 31 December 2011 is as follows:

Fee
Service item	(RMB in millions)

Audit services	68.00

Non-audit services (mainly include internal control advisory and other advisory services)	3.91

Total	71.91

The Audit Committee and the Board have agreed to the re-appointment of KPMG and KPMG Huazhen, respectively, as the international and domestic auditors of the Company for 2012, and the proposal will be submitted for approval at the 2011 Annual General Meeting.

Internal Control

Internal Control System

The Board attaches great importance to the construction and perfection of the internal control system, and takes effective approaches to supervise the implementation of related control measures, whilst enhancing operation efficiency and effectiveness, and enhancing corporate governance, risk assessment, risk management and internal control so as to protect shareholders’ investment and ensure the safety of the Company’s assets. In this way, the Company can achieve long-term development goals. The Company’s management is responsible for the establishment and implementation of the internal control system. The internal control system of the Company is built on clear organisational structure and management duties, an effective delegation and accountability system, definite targets, policies and procedures, comprehensive risk assessment and management, a sound financial accounting system, and continuing analysis and supervision of operational performance. It covers all services and transactions of the Company. The Company has formulated a code of conduct for the senior management and employees which ensures their ethical value and competency. The Company has formulated its internal reporting system, which encourages anonymous reporting of situations where employees, especially Directors and senior management personnel, breach the rules.

Since the year 2003, based on the requirements of the U.S. securities regulatory authorities and the COSO Internal Control Framework, and with the assistance of KPMG Advisory (China) Limited (Beijing office) and other advisory institutions, the Company has formulated manuals, implementation rules and related rules in relation to internal control, and has developed the Policies on Internal Control Management and Internal Control Accountability Management to ensure the effective implementation of the above systems. Over more than eight years, the Company has continuously revised and improved the manuals and implementation rules in view of the ever changing internal and external operation environment as well as the requirements of business development. In particular, the Company has further strengthened the control over key business processes based on the distinguishing features of mobile services since the commencement of the full services operation. While continuing to improve the internal control related policies, the Company has also been strengthening its IT internal control capabilities, which has improved the efficiency and effectiveness of internal control, enhancing the safety of the Company’s information system so that the integrity, timeliness and reliability of data and information are maintained.

In 2011, the Company supplemented, updated and improved its internal control manuals on the basis of summing up the full services operation practices, responding to the management system renewal and organisational structure adjustment, materialising the support to the front-end operation by finance departments, and resolving problems detected in recent years. The revised sections mainly included the amendments to the internal control manual on content which are not applicable to the existing business process; according to the need of business development, the Company has added the processes of outsourcing management, operating data and financial data reconciliation and client service management, etc., so as to strengthen risk control on key areas. The applicability of internal control manuals was further improved upon the perfection of internal control procedures. In addition, the Company has further strengthened the supervision and inspection of the implementation of internal controls to promote the effectiveness of implementation of internal control, as well as to prevent and mitigate the financial risks.

Comprehensive Risk Management

The Company views comprehensive risk management as an important task within the Company’s daily operation. Pursuant to regulatory requirements in capital markets of the United States and Hong Kong, the Company has formulated a unique five-step risk management approach based on risk management theory and practice, including risk identification, risk assessment, key risk analysis, risk reaction and risk management assessment. The Company has also designed a risk management template, implemented a standardised risk management procedure and established and refined the centralised risk directories and case studies database of the Company, so that risk management terminology is unified across all levels of the Company and the effectiveness of risk management was improved. Following the efforts made in the past five years, China Telecom has established a comprehensive risk management system and has gradually perfected its comprehensive risk monitoring and prevention mechanism.

In 2011, pursuant to the requirement of provision C2 of the Code on Corporate Governance Practices of The Stock Exchange of Hong Kong Limited, the Company further incorporated comprehensive risk management into its daily operation. The Company continued to strengthen the level-oriented, category-oriented and centralised risk management, with resources concentrated on the prevention of three types of major risk, including the risk exposed in the external environment, operational risk and asset risk, and has achieved satisfactory results. In 2011, the Company was not confronted with any major risks.

After rigorous risk identification, assessment and analysis, the Company has conducted a preliminary assessment of potential major risks to the Company in 2012, such as the external environment risk and operational risk, and has put forward detailed responding measures. Through the strict and appropriate risk management procedures, the Company will ensure the impact from the above risks to the Company are limited to and within an expected range.

Annual Internal Control Evaluation

The Company has been continuously improving its internal control system. In order to meet the regulatory requirements of its places of listing, including the United States and Hong Kong, and strengthen its internal control while guarding against operational risk, the Company’s internal audit department is responsible for coordinating the supervision and assessment of internal control.

The Company has adopted the COSO Internal Control Framework as the standard for the internal control assessment. With the management’s internal control testing guidelines and the Audit Standard No. 5 that were issued by PCAOB as its directives, the Company’s internal control assessment is composed of the self-assessment conducted by the persons responsible for internal control together with the independent assessment conducted by the internal audit department. In order to judge the nature of deficiencies in internal control and analyse the effectiveness of the internal control system, the Company adopts the following four major steps of assessment: (1) analyse and identify areas which require assessment, (2) assess the effectiveness of the design of internal control, (3) assess the effectiveness of the execution of internal control, (4) analyse the impact of deficiencies in internal control, evaluate the nature of internal control deficiencies and reach a conclusion as to the effectiveness of the internal control system. At the same time, the Company rectifies any deficiencies found during the assessment. By formulating “Interim Measures for the Internal Control Assessment”, “Manual for the Self-Assessment of Internal Control”, “Manual for the Independent Assessment of Internal Control” and other documents, the Company has ensured the assessment procedures are in compliance with related rules and regulations.

In 2011, the Company’s internal audit department initiated and coordinated the assessment of internal control at Company level, and reported the results to the Audit Committee and the Board.

Self-assessment of internal control adopts a top-down approach which reinforces assessment in respect of control points at the corporate level and control points corresponding to major accounting items. The Company insisted on risk-oriented principles and, on the basis of comprehensive assessment, identified key control areas and control points for major assessment through risk analysis. In 2011, the Company, on the basis of a comprehensive self-evaluation and by way of encouraging active participation by the operational departments, the supervision and control of the assessment process and the monitoring and audit measures were reinforced, comprehensive monitoring control self-assessment was launched and self-assessment covered 100% of the Company, which detected and rectified the existing problems in time. At the same time, in respect of significant areas of risk, the Company’s internal audit department selected 69 key links covering its main processes and organised independent assessment of the internal controls of the Company’s ten provincial branches. It kept track of the rectification of internal control deficiencies to ensure its effectiveness. It organised specialised internal control assessments for operating data and financial data reconciliation to steer the Company towards further strengthening of its standardised management in this regard. The above internal control assessments were effective countermeasures against risks to the Company and contributed to the perfection and healthy development of the Company’s internal control system.

As for the independent assessment, the Company has put forth the guiding principle that “independent assessment shall focus on the major risks in relation to enterprise operation and management and be based on complete internal control system, so as to ensure that the nature of risks and problems will be identified and captured, and to improve the overall efficiency of auditing”, which has actively assisted all departments and branches in raising the quality and efficiency of the independent assessment since 2009. In 2011, in accordance with the principle and arrangement of assessment for the Company, all provincial branches launched a proactive independent assessment within each province. When problems of internal control were identified during the assessment, the provincial branches proposed recommendations and oversaw the process to rectify the problems. As a result, the independent assessment effectiveness of each provincial branch was improved. The Company guided all provincial branches to launch independent assessments and to incorporate a number of factors into consideration, such as extraordinary risks of internal control, proportion of assets and revenue, and the frequency of assessment made by external auditors. Through independent assessment, the Company not only grasped the overall situation of internal control, but also developed key tests for its high-risk processes. In addition, the Company inspected the related units in respect of their rectification of internal control deficiencies and focused on the key issues in order to ensure the depth and quality of assessment.

Furthermore, the Company organised the internal control assessment team and other relevant departments to closely coordinate with the external auditors’ internal control audit related to financial statements. The internal control audit covered the Company and all its subsidiaries as well as the key processes and control points in relation to major accounting items. The external auditors regularly communicated with the management in respect of the audit results.

All levels of the Company have been attaching great importance to rectifying internal control deficiencies. The Company pushes all units to carry out rectification in relation to deficiencies identified through self-assessment, independent assessment and the internal control audit made by the external auditors. The Company also highlighted the participation of professional departments whilst exploring the establishment of an internal control mechanism with long-term efficiency. To ensure effective rectification, the Company also strengthened the verification and supervision of the rectification of internal control deficiencies. Pursuant to requests from the Company, all provincial branches launched rectification on any deficiencies identified from the assessment (including the internal control audit) in a positive manner.

Through self-assessments and independent assessments conducted by branches at different levels, the Company carried out multi-layered and full-dimensional reviews of its internal control system, and put its utmost efforts into rectifying the problems which were identified. Through this method, the Company was able to ensure the effectiveness of its internal control and successfully passed the year-end attestation undertaken by the external auditors.

The Board, through the Audit Committee, reviewed the internal control system of the Company and its subsidiaries for the financial year ended 31 December 2011, which covered its controls on financial reporting, operation and compliance, as well as its risk management functions. The Board is of the view that the Company’s internal control system is solid, well-established and effective. The annual review also considers the adequacy of resources, qualifications and experience of staff fulfilling the Company’s accounting and financial reporting functions, together with the adequacy of the staff’s training programmes and the relevant budget.

Investor Relations and Transparent Information Disclosure Mechanism

The Company establishes an Investor Relations Department which is responsible for providing shareholders and investors with the necessary information, data and services in a timely manner. It also maintains proactive communications with shareholders, investors and other capital market participants and provides them with the necessary information so as to allow them to fully understand the operation and development of the Company. The Company’s senior management presents the annual results and interim results in Hong Kong every year. Through various activities such as analyst meetings, press conferences, global investor telephone conferences and investors road shows, the senior management provides the capital markets and the media with important information related to key issues of which the investors are of prime concerns. This has helped to reinforce the understanding of the Company’s business and the overall development of the telecommunications industry in China. Since 2004, the Company has been holding the Annual General Meetings in Hong Kong to provide convenience and encourage its shareholders, especially public shareholders, to actively participate in the Company’s Annual General Meetings and to promote the direct communication and exchange of ideas between the Board and shareholders.

With an aim of strengthening communications with the capital market and enhancing the transparency of information disclosure, the Company has provided the quarterly disclosure of revenue, operating expenses, EBITDA, net profit figures and other key operational data, and the monthly announcements of the number of access lines in service, mobile subscribers (including 3G subscribers) and wireline broadband subscribers. The Company attaches great importance to maintain daily communication with shareholders, investors and analysts. In 2011, the Company has participated in a number of investors conferences held by a number of major international investment banks in order to maintain active communication with institutional investors.

In 2011, the Company attended the following investors conferences held by major international investment banks:

Date	Name of Conference

January 2011	Deutsche Bank Access China Conference 2011

January 2011	UBS Greater China Conference 2011

January 2011	DBS Vickers Pulse of Asia Conference 2011

March 2011	Credit Suisse Asian Investment Conference 2011

April 2011	Samsung Securities – Tablet & Smartphone Revolution Conference 2011

May 2011	Jefferies Technology, Internet, Media & Telecom Conference 2011

May 2011	Bank of New York Mellon/UBS Non-Deal Roadshow (US) 2011

May 2011	Macquarie Great China Conference 2011

May 2011	Morgan Stanley Hong Kong Investor Summit 2011

May 2011	SWS Hong Kong Conference 2011

May 2011	Daiwa Investment Conference 2011

May 2011	DBS Vickers Corporate Access Day 2011

May 2011	Goldman Sachs Telecom & Internet Corporate Day 2011

May 2011	UBS Asian Telecom Conference 2011

May 2011	CLSA China Investment Forum 2011

June 2011	Nomura Asia Equity Forum 2011

June 2011	J.P. Morgan 7th Annual China Conference 2011

June 2011	RBS Non-Deal Roadshow (US) 2011

June 2011	Daiwa Hong Kong China Investment Seminar 2011

June 2011	J.P. Morgan’s 15th Annual Asia Pacific Equity Conference 2011

June 2011	Credit Suisse China Investment Conference

July 2011	Nomura Non-Deal Roadshow (Australia) 2011

July 2011	RBS Hong Kong/China Investor Conference 2011

Date	Name of Conference

September 2011	Mirae Asset Mobile Internet Access Day

September 2011	Citigroup Greater China Mini Conference 2011

September 2011	Daiwa Asian and Latin American ADR Conference 2011

September 2011	CLSA Hong Kong Investors’ Forum 2011

October 2011	BNP Paribas 18th Annual China Conference 2011

October 2011	Citigroup Greater China Investor Conference 2011

October 2011	Goldman Sachs-China Investment Frontier 2011

November 2011	HSBC 3rd Annual Asia Investor Forum 2011

November 2011	Barclays Capital Asia Investment Symposium 2011

November 2011	Morgan Stanley Asia Pacific Investor Conference 2011

November 2011	J.P. Morgan Asia Pacific TMT Conference 2011

November 2011	Merrill Lynch China Investment Summit 2011

December 2011	RBS 2nd Annual HK/China Access

The Company’s investor relations website (www.chinatelecom-h.com) not only acts as an important channel for the Company to disseminate press releases and corporate information to investors and the capital market, but also plays a significant role in the Company’s valuation and our compliance with regulatory requirements for information disclosure. In 2011, a number of new functions and contents were added to the corporate website to further enhance the information disclosure of the Company’s website to meet the international best practices, including monthly net add of 3G subscribers and quarterly key operational and financial interactive charts. In addition, a mobile version of the Company’s website was also launched, which allows the investors, shareholders, media and the general public to easily browse the updated information on the Company’s website through mobile devices at any time and any place. The Company’s website not only won the Gold Award for investor relations website in China, but also the Gold Award in Asia Pacific in IR Global Rankings 2011, indicating that the Company’s website is highly recognised by professionals. The Company also took the initiative to actively seek recommendations on how to improve the Company’s annual report from shareholders through survey, and in accordance with its shareholders’ recommendations prepared and distributed the annual report in a more environmentally friendly and cost-saving manner. The shareholders can ascertain their choice of receiving the annual reports and communications by electronic means, or receiving English version only, Chinese version only or both English and Chinese versions.

The Company has always maintained a good information disclosure mechanism. While keeping highly transparent communications with media, analysts and investors, we attach great importance to the handling of price sensitive information. In general, the authorised speaker only makes clarification and explanation on the data available on the market, to avoid providing or divulging any unpublished price sensitive information either by an individual or by a team. Before conducting any external interview, if the authorised speaker has any doubt about the data to be disclosed, he/she would seek verification from the relevant person or the person-in-charge of the relevant department, so as to determine if such data are accurate. In addition, discussions on the Company’s principal financial data or other financial indicators are avoided during the black-out period.

Significant Differences Between the Corporate Governance Practices followed by the Company and those followed by NYSE-Listed U.S. Companies

The Company was established in the PRC and is currently listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange (“NYSE”). As a foreign private issuer in respect of its listing on the NYSE, the Company is not required to comply with all the corporate governance rules of Section 303A of the NYSE Listed Company Manual. However, the Company is required to disclose the significant differences between the Corporate Governance Practices followed by the Company and the listing standards followed by NYSE-listed U.S. companies.

Pursuant to the requirements of the NYSE Listed Company Manual, the board of directors of all NYSE-listed U.S. companies must be made up by a majority of independent directors. Under currently applicable PRC and Hong Kong laws and regulations, the Board of the Company is not required to be formed with a majority of independent directors. As a listed company on The Stock Exchange of Hong Kong Limited, the Company needs to comply with the Listing Rules. These rules require that at least one-third of the board of directors of a listed company in Hong Kong be independent directors. The Board of the Company comprises of 12 Directors, of which 5 are Independent Directors, making the number of Independent Directors exceed one-third of the total number of Directors on the Board, in compliance with the requirements of the Code on Corporate Governance Practices of the Listing Rules. These Independent Directors also satisfy the requirements on “independence” under the Listing Rules. However, the related standard is different from the requirements in Section 303A.02 of the NYSE Listed Company Manual.

Pursuant to the requirements of the NYSE Listed Company Manual, companies shall formulate separate corporate governance rules. Under the currently applicable PRC and Hong Kong laws and regulations, the Company is not required to formulate any rules for corporate governance; therefore, the Company has not formulated any separate corporate governance rules. However, the Company has implemented the Code on Corporate Governance Practices of The Stock Exchange of Hong Kong Limited for the accounting year ended 31 December 2011.

Mechanism innovation of the Company

The Company has a long-term commitment towards solving its mechanism impediments and defects in order to stimulate business development through structure optimisation. In 2011, in order to make greater efforts to promote the rapid development of its emerging services such as the mobile Internet, the Company set up a Business Innovation Department to take primary responsibility for coordinating and managing the development of all the Group’s new services. Centred on Internet application platforms, the new services perform intensified operations mainly through the expansion of electronic channels with the focus on mobile Internet value-added services. By actively developing new service areas, new business models, new channels and new mechanisms, the Company’s new services achieved rapid growth, thus effectively pushing up the Company’s overall revenue growth and promoting its transformation.

In 2011, the Company further steered its emerging service companies, including Besttone E-commerce Co., Ltd., E-Surfing Pay Co., Ltd., and E-Surfing Media Co., Ltd., to establish corporatised and specialised modes of operation and systems of management. In 2011, E-Surfing Pay Co., Ltd. was granted third-party payment licences by the People’s Bank of China for mobile phone payments, payments for access lines in services and bank card receipts.

In 2011, the Company has regulated and optimised the organisational structure and operational mechanisms of all county-level branches, clarified the position of county-level branches’ sales services, publicised the production functions and the capable managers, enriched the ranks of front-line sales and marketing teams, which all further stimulated the vitality of the county-level branches, and resolved the prominent problems encountered during market development, such as shortage of front-line employees, and the lack of relevant ability and drive of these employees.

Continuous Evolution of Corporate Governance

The Company continuously analyses the corporate governance development of international advanced enterprises and the investors’ desires, constantly examines and strengthens the corporate control system and practice, and improves the current practices at the appropriate time; we strongly believe that by adhering to good corporate governance principles, and improving the transparency, independence and the establishment of the effective accountability system, we can ensure the long-term stable development of the Company and to seek sustainable returns for the shareholders and investors.

Delighting

Customers Every Day,

Every Moment

LEADING SERVICES AND INNOVATIVE

PRODUCTS BY OUR DEDICATED AND

JOYFUL STAFF

Human Resources Development Report

Summary

In 2011, our work on human resource management adhered to the principle of developing and supporting our employees, further deepened the transformation of human resources and mechanism innovation while proactively devoted efforts to build a team of talents. While adhering to the doctrine of people-oriented strategy, the Company endeavoured to encourage employees’ motivation for work, with an aim to ensure that solid human resources are available to support the sound and rapid development of the Company.

Firstly, we built a leadership team which is boldly innovative and full of passion, possesses an awareness of openness and cooperation and is able to adapt to the needs of the mobile Internet era. We progressed the transition to a youthful leadership team. With the implementation of performance evaluation for all employees, we constantly improved on the selection, assessment and evaluation processes for our leadership staff. We strengthened our competitive recruitment process while continuously optimising the leadership team structure and stimulated the vitality of its members so as to improve the degree of satisfaction on our selection and appointment processes.

Secondly, we further deepened our human resource mechanism innovation in order to resolve the problems faced by the Company in this new development era. We established and improved on the job benchmarking framework based on full services operation so as to promote the adjustment and optimisation of the Company’s position and personnel structure. Each unit taking part in the transformation pilot re-assessed the value of the positions and determined their required qualifications according to the new job benchmarking framework. The units implemented a system of recruitment by competition and assessment in order to ensure the correct match between employees and positions.

Thirdly, we proactively built a high-skillset professional team specialising in the mobile Internet domain. We formulated a plan for building the team and formulated administrative measures for such teams to further improve the mechanisms for the selection, employment, motivation and cultivation of talented people. We accelerated the recruitment of high-skillset professionals such as those experienced in IP (IP technology-based network personnel), IT/ICT (IT-based industry applications and enterprise information technology personnel) and sales and marketing personnel.

Fourthly, we adhered to the doctrine of people-oriented strategy and cared for our employees. We established a sound mechanism targeting different groups so that various categories of employees were able to share in the achievements of the Company’s development. We persisted in being frontline-oriented and continued to improve the terms of employment for frontline employees. Continuously improving their working conditions, we helped employees solve their practical difficulties. Centred on the “Production Safety Year” campaign, we further implemented the accountability system for safety in production with focus on identifying, eliminating and controlling hidden dangers in order to ensure the safety of the Company’s working environment.

Employee Numbers

As at the end of 2011, the Group had 309,799 employees. Numbers of employees working under each classification and their respective proportions were as follows:

	Number of employees	Percentage

Management, Finance and Administration	49,455	16.0%

Sales and Marketing	159,374	51.4%

Operations and Maintenance	98,801	31.9%

Research and Development	2,169	0.7%

Total	309,799	100%

Corporate-Employee Relationship

Communication between Management and Employees

The Company strived to build harmonious labour relationships by maintaining close contact with employees. The management persisted in communication with the employees through various methods and channels. The management regularly visited the frontline employees to get first-hand information. Through a variety of methods such as the “Mailbox of General Manager”, the “Labour Union Chairman’s Mailbox”, “Face-to-Face with the General Manager” and “Online Direct Train of Soul”, each level of the Company listened to our employees’ views. Moreover, the Company conscientiously carried out employee surveys on the issues that employees are concerned about, analysed the key problems, clarified and grasped their thoughts and ideas and ensured that their demands were resolved in a reasonable and timely manner.

Roles and Duties of Labour Unions

By persisting in the principle of “promoting both corporate development and the employees’ growth” and following the guideline of “focusing on the main goals of the Company, serving the general interest, highlighting employee rights and enhancing participation”, the labour unions played an important role in the Company’s management, reform and full services operation. In 2011, the labour unions organised the “e-Surfing Flying” series of skill competitions. At the provincial level, the labour unions conducted more than 140 skill competitions with over one million employees participating, which played an important role in boosting the Company’s full services development.

According to the requirement of building a team of the “Four First-Class” employees, namely employees with first-class professionalism, first-class service skills, first-class work style and first-class job performance, the labour unions of the Company organised and conducted activities such as on-the-job training, skills competitions and activities of building learning teams to create a knowledge-sharing platform and to summarise and promote excellent operating methods so as to help employees improve their service skills. The labour unions collected over 3,000 rationalisation proposals and adopted nearly 1,000. Through on-the-job training, the Company not only promoted the improvement of employees’ skills, but also enhanced employees’ corporate identity.

Through democratic management systems, such as the Employees’ Representative Congress, the labour unions organised the employees to participate in the decision-making process on major employee-benefit matters and the formulation of the relevant corporate rules and regulations of the Company. As a result, the employee participation rate of congresses in relation to employee-benefit matters has continuously increased.

Coordination and Communication between the Company and the Labour Unions

The Company continued to strengthen our efforts in caring for our employees and promoting harmonious development, reinforcing coordination and communication with the labour unions. Through forming the Labour Emulation Committee, the Company coordinated and communicated with the labour unions in the organisation of activities such as skill competitions.

The Company deepened the implementation of the terms of reference for the Employees’ Representative Congress of the provincial branches, maximising the role of Employee Representatives. Through the system of Joint Chairman of Provincial Unions, the labour unions elected the Employee Representative Supervisor to the Company’s Supervisory Committee, reviewed and approved the Company’s annuity plan and the supplementary provisions, thus safeguarding the legitimate rights and interests of employees at the source. The labour unions conducted collective negotiations with the Company focusing on standardising the terms of employment contracts, improving the effectiveness of collective contracts, enhancing the system of Employees’ Representative Congress and promoting employee participation in the Company’s employee management and coordinating corporate-employee relation. Moreover, the labour unions and the Company fully leveraged on the Labour Disputes Mediation Committee to enhance communication and coordination concerning labour disputes and pragmatically promote the construction of the labour rights protection mechanism.

Caring for Employees

In 2011, the Company comprehensively completed the construction of the “Four Smalls”, namely small canteens, small bathrooms, small activity rooms, and small washrooms at the workplace to improve the working and living conditions of the frontline units, easing the concerns that are most direct and practical for frontline employees. By the end of 2011, 8,509 small canteens, 7,748 small bathrooms, 8,514 small activity rooms and 10,589 small washrooms had been built; and another 1,320 small projects such as small flower gardens, small vegetable gardens and small study rooms had been completed.

The Company at all levels and the labour unions vigorously organised care delivery activities during the holidays, as well as during critical production and operational periods and natural disasters, comforting employees at the frontline of production. During the New Year and Lunar New Year, the Company’s leaders were organised into seven survey and visit units and travelled to 11 provinces (including autonomous regions and municipalities) such as Chongqing and Guizhou, and their local branches, county-level and rural branches, visiting and comforting employees in difficulties, employees at the frontline of production, outstanding employees and retired employees. Company-wide, we made a total of 177,000 visits to frontline employees, employees in difficulties, employees affected by disasters and model employees. We visited 10,991 frontline production teams. All provincial branches established special funds to provide timely assistance to employees in difficulty, thus their most immediate difficulties and needs were effectively tackled.

The Company organised various mass cultural and sports activities with “Let’s go, I am healthy, I am happy” as the main theme, satisfying cultural needs of employees. The Company conducted China Telecom’s festival on the promotion of exemplary employees through literary and artistic works and contests to publicise exemplary employees through dances, songs, comedies and other works, expanding the influence and appeal of the exemplary employees among employees.

Strengthening Human Capital

Focusing on our strategic development priorities, the Company continued to strengthen the development of talent teams and actively promoted the improvement of the capability of our operation managers, professionals and skilled personnel.

Developing Leadership Skills

Focusing on the two major themes of the “Three New Roles” (a leader in intelligent pipelines, a provider of integrated platforms, and a participant in content and application development) and scale breakthroughs, the Company stepped up the training for operation managers. In 2011, we organised one research and study session for general managers at the provincial level, four sessions for general managers of local branches, and two sessions for deputy general managers at the provincial level. A total of 550 mid-to-high level managers attended these seminars. At the same time, the Company continued to organise and perfect the advanced leadership courses and its rank of instructions, driving the development of focused courses for mid-to-high level leadership and instructor certification, while promoting learning programmes such as “Transformation Leadership” and “Strategy Decoding” to the local branches’ leadership teams. We continued to hold leadership training courses for district and county-level chiefs and rural branch chiefs and to enhance leadership development for frontline management personnel.

Cultivating Professional Talents

In 2011, an aggregate of 155 face-to-face professional training courses were conducted for 7,750 professionals in aggregate. Targeted at the establishment of teams of talents in the field of network development and construction, we conducted courses in areas of the introduction of “Cloud” computing technology and “Cloud” computing product procurement management. Targeted at establishing our industry applications sales and marketing teams, we launched 13 training programmes, including training courses for industry application development experts for the government and enterprises channel. A total of 650 employees attended the training which basically covered the core services in various key positions of industry application sales and marketing in headquarters and provincial and local branches. We held five overseas professional training courses and organised 100 professionals from product development, channel management, customer service, IT support and industry applications development to attend training at renowned international telecom companies. The Company made full use of China Telecom E-University for distance training, seminars and case knowledge sharing, which created an effective platform for enhancing the Company’s professional capacities.

Enhancing Employees’ Skills

We actively implemented the Company’s “Broadband China • Fibre Cities” strategic plan. Focusing on building the capacity of our Fibre-to-the-Home (FTTH) installation and maintenance teams, we conducted 18 optical access network installation and maintenance “train the trainer” courses for more than 910 in-house instructors. We also provided online “FTTH technology and application” study courses through China Telecom E-University. We started certification for FTTH network construction staff and linked the outsourcing company qualification to the number of qualified construction staff in their qualification management. We set up a 172-member certification development team and provincial in-house instructor teams, and organised instructors to develop certification standards and training materials. As at the end of 2011, the FTTH construction, installation and maintenance certification system had been basically established, and curriculum development and in-house instructor training were largely in place.

Focusing on enhancing the selling and maintenance skills for our frontline employees, we organised and conducted skills certification for five types of positions, namely network maintenance, government and enterprises, “Best Tone”, wireless network optimisation and VIP customer service, involving 14 job benchmarks. A total of 35,338 employees in 39 batches participated in the certification examinations. The training, certifications and skill competition were combined together to form synergic linkage effects. We organised about 20,000 “10000” call service officers and 10,000 VIP customer service managers to participate in trainings as well as competitions. In addition, 8,522 employees attended the VIP customer manager (Grade 4) certification theory examination. There were also competitions combining installation and maintenance with access network maintenance skills. We developed a series of training courses, which provided training to more than 70,000 employees.

As at the end of 2011, the Company had 628 senior technical experts, 4,900 technical experts and 33,993 senior technicians. 12 of them were awarded the title of “National Technical Master of China”, 81 people were honoured as “Technical Master of China’s State-owned Enterprises”, and 127 people awarded the title of “Technical Master of China Telecom”.

Remuneration and Performance Management

The salary of the Company’s employees comprises the base salary and performance-based salary, taking into account both short and medium-to-long term incentives. The Company adheres to the principle that input in respect of personnel costs must be consistent with efficient growth of financial performance. By continually updating and optimising our method of allocating personnel costs, we encourage our branches to achieve cost-effective scale development. We explicitly require our branches’ salary distribution to tilt towards frontline employees and linking it to employees’ job performance to stimulate their work enthusiasm for work. The Company’s performance evaluation system, based on key performance indicators (KPI), is improving over time. With our corporate strategy as the starting point, the various performance targets are clear and specific and have been broken-down and applied to each and every level of the Company to ensure that they apply to individuals and all levels of the Company. Performance evaluation achieves synergy when combined with employee selection, education, appointment and retention, forming a complete performance management system so that employees’ personal development aligns with the Company’s development. According to the principles of “objective, fair, democratic, open, and result-oriented”, the Company conducts open recruitment and competitions for job vacancies. It has built-up post-centred management with flexible promotions and demotions, and flexible recruitment and dismissal for the scientific and rational allocation of human resources.

Guaranteeing Employee Welfare

The Company strictly abides by the laws and regulations such as the “Labour Law of the People’s Republic of China” and the “Labour Contract Law of the People’s Republic of China” to regulate its employment practices. The Company offers equality of remuneration and work, implements special regulations to protect female employees’ rights and interests with no gender discrimination policies and regulation, and there are no circumstance whereby child labour or forced labour is employed. The Company has strengthened the training on knowledge and capability for the Employee Assistance Programme (EAP) and organised psychological health lectures and psychological counselling to ease the pressure on the employees and increase their capacities for self-adjustment.

Corporate Social Responsibility Report

As the main national telecommunications operator in China, China Telecom has always adhered to its core philosophy of “comprehensive innovation, pursuing truth and pragmatism, respecting people and creating value together”. It operates its business according to the law with integrity and perseveres in scientific development. While conscientiously fulfilling its responsibility to shareholders, rewarding them and maintaining stable development, the Company has been active in fulfilling its social responsibilities, serving its customers, caring for its employees, protecting the environment and offering returns to the society. The Company has integrated its corporate social responsibilities into the provision of products and services and associated its development with sustainable economic, social and environmental development, aiming to promote harmony and advancement of the society.

Operating with integrity and in compliance with the law

The Company operates with integrity and in compliance with relevant national laws and regulations, industry regulations, social ethics and business ethics. We have established an all-rounded and seamless compliance system featuring legal education, industrial regulation compliance, internal audit and control, anti-corruption and comprehensive risk management. We have created a lasting, effective and standard communication mechanism in order to enhance information disclosure and increase company transparency. We have taken the initiative in receiving government regulation and social supervision. In 2011, we continued to strengthen system construction, supervision and inspection, and made timely rectification when problems were discovered.

Fulfilling our essential responsibilities as a telecom operator

China Telecom regards the construction of a complete and comprehensive basic networks, developing universal telecommunications services, guaranteeing emergency communications, maintaining information health and promoting industrial development as our essential responsibilities.

Promoting the “Broadband China • Fibre Cities” project

A broadband network is an important foundation for economic and social development. As an initiator and key player for constructing China’s broadband network, China Telecom launched its “Broadband China • Fibre Cities” project in February 2011 and plans to install optical fibres for all cities within three years and increase users’ access bandwidths by more than ten times in three to five years. By the end of the “Twelfth Five-Year Plan” period, families and government and enterprises customers in urban areas in the south will have full optical network coverage, and access bandwidth will generally reach more than 20Mbps for families in urban areas. Through unified accounts, our customers will be able to log onto China Telecom’s wireline broadband, e-Surfing 3G network and WiFi network to enjoy seamless broadband access services conveniently in all areas.

In 2011, China Telecom continued to deepen its “fibre rollout” project, accelerate progress with FTTH, and substantially upgrade access bandwidths. By the end of the year, 70% coverage of 20Mbps bandwidth access capability had been achieved for broadband lines in urban areas of 20 provinces in the south, an increase of 12 percentage points over the end of 2010.

Progressing the “Village-to-Village” Projects

It is a shared responsibility of all telecommunications operators to bridge the digital divide between cities and the countryside and to guarantee the rights to fundamental telecommunications for all citizens. China Telecom continued the implementation of the “Village-to-Village” projects to speed up the construction of service outlets in rural areas and raise the standard of informatisation for township governments, agricultural enterprises and individual farmers. In 2011, the installation of broadband lines in 10,500 administrative villages was completed.

Securing Emergency Communications

China Telecom is dedicated to securing smooth national communications as a top priority. Facing natural disasters such as snowstorms, earthquakes, floods and landslides, China Telecom has fully leveraged its strengths in emergency communications systems deployment and robust network capabilities to conduct repairs, rescues and communication services restoration, offering the earliest support for the nation and the public while minimising damages. In 2011, there were formidable tasks of flood control and drought relief. Attaching equal importance to both prevention and protection, China Telecom worked conscientiously in such areas as ideological understanding, organisational systems, pre-arranged planning measures, safety checks, team supplies and disaster reporting, in order to guarantee smooth communications and the safety of lives and property.

Supporting Major Public Events

As the only full services global communication partner of the 2011 Universiade in Shenzhen, China Telecom organised a thousand technicians to build and open for traffic “three major systems” for event scoring, event management and event command, and “four specialised networks” namely the competition, event management, security transmission, and radio and television signal transmission networks, as well as IT facilities in 56 venues, to ensure uninterrupted communication services. Our work received high recognition from the Organising Committee, athletes, media and other parties. We were awarded the honours of “Advanced Unit” and “Innovative Business Award” by the Universiade for communications support and service.

As the only global communication partner of the 2011 Xi’an International Horticultural Exposition, China Telecom fully deployed a metropolitan optical network based on optical fibre communication technology in the Expo park. With full e-Surfing 3G network plus WiFi coverage in hotspots, users were able to enjoy everywhere and all-rounded seamless broadband services. We provided nine main information application systems including the intelligent master control system, command and conferencing system and ticketing office building automation system to ensure the successful hosting of the International Horticultural Exposition and realised the information service philosophy of “Broadband China, Optical Network Expo Park, Technology Expo Park and Information Expo Park”.

Promoting Healthy Information

China Telecom has been leading a “green” and healthy culture on the Internet and mobile phones, actively guarding against the online spread of unhealthy content while strongly promoting those that facilitate the healthy and orderly development of society. In 2011, China Telecom was actively involved in carrying out civilised text messaging activities with the theme of “cultivating self-discipline to be a cultured person” to guide the public in creating or forwarding civilised text messages and spread excellent culture. Through “e-Surfing Reading”, we conducted “Reading for All” series of activities, including “digital reading auditorium for all” and “teachers and students reading the same good book”, to encourage a society where everyone loves to read.

Fulfilling the responsibility towards our customers

Adhering to the operation philosophy of “pursuing the mutual growth of corporate value and customer value” and the service philosophy of “Customer First, Service Foremost” with customer perception as a starting point, China Telecom continuously enhanced its service quality and perfected the methods of service to provide all our customers, whether individuals, families, corporates, government or social undertakings, with a high-quality and convenient information service and let the customers fully enjoy a new informatisation lifestyle.

Activities to implement the campaign to “serve the public and achieve excellence in performance”

In 2011, China Telecom centrally conducted the campaign to “serve the public and achieve excellence in performance”. We actively enhanced the service capability of our customer interface window, standardised our business counter service, improved our electronic channel service, optimised our “10000” service process and implemented our reward service. We provide a meticulous and detailed broadband installation, removal and maintenance service. In line with our goal of enabling our broadband customers to enjoy anxiety-free usage, we refined our broadband installation, removal and maintenance services, actively explored solutions to any emerging customer service issues after fibre rollout, and continuously improved the quality of our broadband network and installation and maintenance service capability in order to give them peace of mind when installing, using, repairing and renewing our broadband services. We broadly strengthened our capability to provide transparent services to enable our customers to use our services with confidence, paying close attention to the compliance rate for basic services and standardising our CP/SP management to fulfil our commitment to provide “single billing, clear consumption, one-click access, convenient communication, one-stop service, first inquiry responsibility, single-point queries, independent subscription/termination, single reminder, and friendliness and care”. Through conducting activities, China Telecom provided our customers with service quality that is more satisfactory and excellent, resulting in a higher rate of satisfaction for installation and maintenance services and a lower rate of customer complaints.

Provision of leading informatisation services for all customers

China Telecom made full use of advanced communications and information technology tools to work hand in hand with our business partners to provide all categories of customers with integrated information services, including mobile communications, Internet access and applications, fixed-line telephone, satellite communications and integrated information services, such as ICT integration, to meet their informatisation needs.

For industry and corporate customers, China Telecom focused on their needs and continued to improve our integrated information service capability to actively introduce new-generation IT applications such as mobile Internet, “cloud” computing and the Internet of Things, integrate informatisation and industrialisation and promote the usage of informatisation applications of various industries. In 2011, we focused on three major areas, namely administrative supervision, society and livelihood, and industries and enterprises, together with ten major industries, namely e-office administration, urban management, public security, industry and commerce, justice, environmental protection, taxation, medical care, transport and logistics and digital enterprises to further enhanced our professional service capabilities. We created a batch of differentiated, integrated products and integrated informatisation application solutions to better meet our customers’ growing demand for informatisation, including Mega-Eye, e-Surfing BlackBerry, e-Surfing Push to Talk, encrypted communications, integrated office, cooperative communications, sales manager, e-Surfing RFID and busy-shop assistant.

For public customers, China Telecom relied on leading broadband networks, 3G networks and WiFi hotspots to provide an abundant wealth of information services such as those for communications, lifestyle and entertainment. In 2011, by upgrading broadband for homes, we enabled our household customers to more fully experience different kinds of broadband-based services. We set up the Business Innovation Department to increase the support for eight major innovative service bases, including e-Surfing Video, iMusic, e’game and e-Surfing apps store, and strengthened our cooperation with business partners to provide stylish 3G applications for individual customers so that they can enjoy the wonderful world of mobile Internet.

Fulfilling our responsibility towards our employees

We consider our employees to be our most valuable resource. China Telecom adheres to the principle of respecting people and cherishes every employee. In accordance with relevant state laws and regulations, we safeguard the interests of our employees and focus on the establishment of harmonious labour relations. We support labour unions in carrying out their functions and encourage our employees to participate in management and protect their right to be masters of their own affairs. In 2011, we continued to carry out production safety publicity, education and training to fully implement our production safety accountability system and safety management system to standardise production safety so as to create a favourable safety environment. We actively conducted staff training, expanded staff career development paths and further improved working and living conditions in order to continue strengthening the Company’s solidarity and cohesion.

Fulfilling our responsibility towards the environment

China Telecom has established the concept of “Low-Carbon Telecommunications and Environmentally Friendly Development” and is committed to being an “Environmentally Friendly Information Service Provider”. It is systematically promoting energy saving and emission reduction in the areas of procurement, operations, informatisation products and community activities. In 2011, we further strengthened our three main systems of organisational assurance, statistical monitoring, and assessment, rewards and punishments to synchronise our planning and implementation of energy saving and emission reduction with production management and investment activities. Combined with the technological evolution of networks and technological progress, we scale deployed more energy-efficient technologies and equipments on a large scale to effectively control the growth of energy consumption.

In 2011, China Telecom focused its efforts on constructing a environmentally friendly procurement management system, covering areas such as procurement management, supplier management, logistics management and fundamental management. It is making every effort to reduce energy consumption and emissions during the full life cycle of materials so as to create environmentally friendly supply chain that is conducive to business, society and environment. We also further reduced the energy consumption per unit of newly purchased equipments.

China Telecom actively promoted network technological evolution and technological innovation to speed up the retirement or upgrading of old high-energy consumption and low-energy efficiency equipment so as to lower energy consumption per unit of network capacity. In 2011, we cleaned up and reduced the capacity of idle TDM equipment. Combining with “cloud” computing technology, we carried forward service platform integration, and withdrew or consolidated inactive or light-load service platforms, as well as replacing and retiring old IT equipment. We also continued to promote the energy-saving technological transformation of support facilities such as equipment rooms, power supplies and air conditioning units.

China Telecom actively worked with the various telecommunications operators on the collaborative construction and sharing of network infrastructures in order to reduce the construction of duplicated telecommunications infrastructures, improve telecommunications infrastructure utilisation, protect the natural environment and landscapes and reduce the consumption of land, energy and raw materials.

While promoting its environmentally friendly operation, China Telecom continued to increase its efforts on promoting environmental informatisation products such as Environmental Protection e-Pass and video conferencing in 2011 to help our customers’ energy saving and emission reduction efforts as well as environmentally friendly development.

Contributing to Community Well-being

China Telecom was consciously involved in social welfare undertakings. Through various forms of public service activities, we supported the development of science and technology, education, culture and sports undertakings, cared for vulnerable groups in society and helped those in distress and poverty. We advocated and encouraged our employees to foster the volunteering spirit and participate in various forms of voluntary service activities.

In 2011, several major natural disasters occurred throughout China such as earthquakes at Yingjiang in Yunnan and Yadong in Tibet as well as droughts and floods. China Telecom consciously lent a helping hand to the disaster areas, and mobilised our employees to donate money and materials to help solve the practical problems of the people there. We organised “Twelfth Five-Year Plan” activities for public welfare poverty alleviation and aid for Tibet whereby China Telecom employees raised funds by voluntary contributions. During the “Twelfth Five-Year Plan” period, we specifically funded the “New Great Wall • China Telecom Self-improvement Class for Senior High School Students” and “Self-improvement University Students in Extreme Poverty” programmes in Yanyuan and Muli, and the “Care Package” programme for the primary school students in Yanyuan, Muli and Bianba County. We also provided financial assistance to poor university and high school students in Bianba County and supplied rice for the prevention and treatment of Kashin-Beck disease to children there.

In the future, in the process of deepening business transformation, China Telecom will shoulder our own responsibilities and responsibilities towards our shareholders, customers, employees, environment and public welfare in a coordinated manner. We will continue to foster our strengths as a large-scale telecommunications company and integrated information services provider to achieve continuous and stable development so as to make due contributions to various customers’ lives and undertakings, industrialisation and informatisation integration, and the construction and harmonious development of a resource-efficient and environment-friendly society!

TO CREATE GREATER VALUE FOR OUR CUSTOMERS AND SHAREHOLDERS

Flying-off

to a Bright Future

Report of the Independent International Auditor

To the Shareholders of

China Telecom Corporation Limited

(Incorporated in The People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Telecom Corporation Limited (“the Company”) and its subsidiaries (together “the Group”) set out on pages 88 to 146, which comprise the consolidated and company statements of financial position as at 31 December 2011, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors’ responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of the report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2011 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

20 March 2012

Consolidated Statement of Financial Position

at 31 December 2011 (Amounts in millions)

	Note	31 December 2011 RMB	31 December 2010 RMB (restated)	1 January 2010 RMB (restated)
ASSETS
Non-current assets
Property, plant and equipment, net	4	268,877	272,478	283,550
Construction in progress	5	18,448	14,445	11,567
Lease prepayments		26,280	27,078	27,790
Goodwill	6	29,918	29,920	29,922
Intangible assets	7	7,715	9,968	12,311
Interests in associates	9	985	1,123	997
Investments	10	648	854	722
Deferred tax assets	11	3,068	5,022	6,839
Other assets	19	3,600	4,396	5,322

Total non-current assets		359,539	365,284	379,020
Current assets
Inventories	12	4,840	3,170	2,628
Income tax recoverable		2,425	1,882	1,714
Accounts receivable, net	13	18,471	17,328	17,438
Prepayments and other current assets	14	4,664	5,073	3,910
Time deposits with original maturity over three months		1,804	1,968	442
Cash and cash equivalents	15	27,372	25,824	34,804

Total current assets		59,576	55,245	60,936

Total assets		419,115	420,529	439,956

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	16	9,187	20,675	51,650
Current portion of long-term debt	16	11,766	10,352	1,487
Accounts payable	17	44,358	40,039	34,321
Accrued expenses and other payables	18	59,372	52,885	52,193
Income tax payable		482	327	395
Current portion of finance lease obligations		—	—	18
Current portion of deferred revenues	19	2,093	2,645	3,417

Total current liabilities		127,258	126,923	143,481

Net current liabilities		(67,682)	(71,678)	(82,545)

Total assets less current liabilities		291,857	293,606	296,475

The notes on pages 96 to 146 form part of these financial statements.

Consolidated Statement of Financial Position

at 31 December 2011 (Amounts in millions)

	Note	31 December 2011 RMB	31 December 2010 RMB (restated)	1 January 2010 RMB (restated)
Non-current liabilities
Long-term debt	16	31,150	42,549	52,768
Deferred revenues	19	2,712	3,558	5,045
Deferred tax liabilities	11	1,117	1,375	1,510

Total non-current liabilities		34,979	47,482	59,323

Total liabilities		162,237	174,405	202,804

Equity
Share capital	20	80,932	80,932	80,932
Reserves	21	175,158	164,696	155,372

Total equity attributable to equity holders of the Company		256,090	245,628	236,304
Non-controlling interests		788	496	848

Total equity		256,878	246,124	237,152

Total liabilities and equity		419,115	420,529	439,956

Approved and authorised for issue by the Board of Directors on 20 March 2012.

Wang Xiaochu Chairman And Chief Executive Officer	Yang Jie Executive Director, President And Chief Operating Officer	Wu Andi Executive Director, Executive Vice President And Chief Financial Officer

The notes on pages 96 to 146 form part of these financial statements.

Statement of Financial Position

at 31 December 2011 (Amounts in millions)

	Note	31 December 2011 RMB	31 December 2010 RMB (restated)	1 January 2010 RMB (restated)
ASSETS
Non-current assets
Property, plant and equipment, net	4	266,848	271,077	280,851
Construction in progress	5	18,174	14,243	11,475
Lease prepayments		26,262	27,072	27,691
Goodwill	6	29,877	29,877	29,877
Intangible assets	7	7,534	9,852	12,201
Investments in subsidiaries	8	6,178	5,272	8,555
Interests in associates	9	619	777	736
Investments	10	644	849	148
Deferred tax assets	11	2,945	4,923	6,771
Other assets	19	3,546	4,367	5,272

Total non-current assets		362,627	368,309	383,577
Current assets
Inventories	12	2,364	2,000	1,739
Income tax recoverable		2,375	1,878	1,711
Accounts receivable, net	13	17,114	15,923	16,230
Prepayments and other current assets	14	4,172	4,720	3,805
Time deposits with original maturity over three months		375	373	135
Cash and cash equivalents	15	19,905	19,939	27,526

Total current assets		46,305	44,833	51,146

Total assets		408,932	413,142	434,723

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	16	9,187	20,675	51,650
Current portion of long-term debt	16	11,766	10,352	1,487
Accounts payable	17	40,523	37,620	32,183
Accrued expenses and other payables	18	57,363	51,225	52,713
Income tax payable		353	198	215
Current portion of finance lease obligations		—	—	18
Current portion of deferred revenues	19	2,091	2,645	3,412

Total current liabilities		121,283	122,715	141,678

Net current liabilities		(74,978)	(77,882)	(90,532)

Total assets less current liabilities		287,649	290,427	293,045

Non-current liabilities
Long-term debt	16	31,150	42,549	52,768
Deferred revenues	19	2,712	3,558	5,045
Deferred tax liabilities	11	1,002	1,276	1,398

Total non-current liabilities		34,864	47,383	59,211

Total liabilities		156,147	170,098	200,889

The notes on pages 96 to 146 form part of these financial statements.

Statement of Financial Position

at 31 December 2011 (Amounts in millions)

	Note	31 December 2011 RMB	31 December 2010 RMB (restated)	1 January 2010 RMB (restated)
Equity
Share capital	20	80,932	80,932	80,932
Reserves	21	171,853	162,112	152,902

Total equity		252,785	243,044	233,834

Total liabilities and equity		408,932	413,142	434,723

Approved and authorised for issue by the Board of Directors on 20 March 2012.

Wang Xiaochu Chairman and Chief Executive Officer	Yang Jie Executive Director, President and Chief Operating Officer	Wu Andi Executive Director, Executive Vice President and Chief Financial Officer

The notes on pages 96 to 146 form part of these financial statements.

Consolidated Statement of Comprehensive Income

for the year ended 31 December 2011 (Amounts in millions, except per share data)

	Note	2011 RMB	2010 RMB (restated)
Operating revenues	22	245,041	219,864

Operating expenses
Depreciation and amortisation		(51,224)	(52,215)
Network operations and support		(52,912)	(47,432)
Selling, general and administrative		(48,741)	(42,130)
Personnel expenses	23	(39,167)	(35,529)
Other operating expenses	24	(28,868)	(19,106)

Total operating expenses	25	(220,912)	(196,412)

Operating profit		24,129	23,452
Net finance costs	26	(2,254)	(3,600)
Investment income		40	328
Share of profits of associates		99	131

Profit before taxation		22,014	20,311
Income tax	27	(5,416)	(4,846)

Profit for the year		16,598	15,465

Other comprehensive income for the year:
Change in fair value of available-for-sale equity securities		(205)	132
Deferred tax on change in fair value of available-for-sale equity securities		51	(48)
Exchange difference on translation of financial statements of subsidiaries outside mainland China		(103)	(48)
Share of other comprehensive income from associates		—	(25)

Other comprehensive income for the year, net of tax		(257)	11

Total comprehensive income for the year		16,341	15,476

Profit attributable to:
Equity holders of the Company		16,502	15,347
Non-controlling interests		96	118

Profit for the year		16,598	15,465

Total comprehensive income attributable to:
Equity holders of the Company		16,245	15,358
Non-controlling interests		96	118

Total comprehensive income for the year		16,341	15,476

Basic earnings per share	32	0.20	0.19

Number of shares (in millions)	32	80,932	80,932

The notes on pages 96 to 146 form part of these financial statements.

Consolidated Statement of Changes in Equity

for the year ended 31 December 2011 (Amounts in millions)

		Attributable to equity holders of the Company
	Note	Share capital RMB	Capital reserve RMB	Share premium RMB	Re- Valuation reserve RMB	Statutory reserves RMB	Other reserves RMB	Exchange reserve RMB	Retained earnings RMB	Total RMB	Non- Controlling interests RMB	Total equity RMB
Balance as at 1 January 2010, as previously reported		80,932	(2,804)	10,746	10,863	60,606	2,907	(667)	59,149	221,732	881	222,613
Change in accounting policy	3	—	19,571	—	(10,863)	—	(2,525)	—	8,389	14,572	(33)	14,539

Balance as at 1 January 2010, as restated		80,932	16,767	10,746	—	60,606	382	(667)	67,538	236,304	848	237,152
Profit for the year, as restated		—	—	—	—	—	—	—	15,347	15,347	118	15,465
Other comprehensive income		—	—	—	—	—	59	(48)	—	11	—	11

Total comprehensive income, as restated		—	—	—	—	—	59	(48)	15,347	15,358	118	15,476

Distributions to non-controlling interests		—	—	—	—	—	—	—	—	—	(110)	(110)
Acquisition of non-controlling interests		—	—	—	—	—	(3)	—	—	(3)	(41)	(44)
Disposal of a subsidiary		—	—	—	—	—	—	—	—	—	(319)	(319)
Dividends	31	—	—	—	—	—	—	—	(6,031)	(6,031)	—	(6,031)
Appropriations	21	—	—	—	—	2,028	—	—	(2,028)	—	—	—

Balance as at 31 December 2010, as restated		80,932	16,767	10,746	—	62,634	438	(715)	74,826	245,628	496	246,124

Profit for the year		—	—	—	—	—	—	—	16,502	16,502	96	16,598
Other comprehensive income		—	—	—	—	—	(154)	(103)	—	(257)	—	(257)

Total comprehensive income		—	—	—	—	—	(154)	(103)	16,502	16,245	96	16,341

Distributions to non-controlling interests		—	—	—	—	—	—	—	—	—	(57)	(57)
Acquisition of non-controlling interests		—	—	—	—	—	(1)	—	—	(1)	(1)	(2)
Acquisition of the Fifth Acquired Group	1	—	—	—	—	—	—	—	(19)	(19)	—	(19)
Acquisition of a subsidiary		—	—	—	—	—	—	—	—	—	264	264
Disposal of a subsidiary		—	—	—	—	—	—	—	—	—	(10)	(10)
Dividends	31	—	—	—	—	—	—	—	(5,763)	(5,763)	—	(5,763)
Appropriations	21	—	—	—	—	1,682	—	—	(1,682)	—	—	—

Balance as at 31 December 2011		80,932	16,767	10,746	—	64,316	283	(818)	83,864	256,090	788	256,878

The notes on pages 96 to 146 form part of these financial statements.

Consolidated Statement of Cash Flows

for the year ended 31 December 2011 (Amounts in millions)

	Note	2011 RMB	2010 RMB (restated)
Net cash from operating activities	(a)	73,006	75,571

Cash flows used in investing activities
Capital expenditure		(48,495)	(41,597)
Purchase of investments		(6)	(41)
Lease prepayments		(60)	(111)
Proceeds from disposal of property, plant and equipment		3,234	2,738
Proceeds from disposal of lease prepayments		487	176
Proceeds from disposal of investments		1,040	1
Proceeds from return of investments		10	—
Purchase of time deposits with maturity over three months		(1,804)	(1,968)
Maturity of time deposits with maturity over three months		1,968	442
Payment of purchase price for the acquisition of CDMA business		—	(5,374)
Payment for acquisition of a subsidiary		(11)	—

Net cash used in investing activities		(43,637)	(45,734)

Cash flows used in financing activities
Principal element of finance lease payments		—	(18)
Proceeds from bank and other loans		23,876	53,518
Repayment of bank and other loans		(45,329)	(86,001)
Payment of dividends		(6,174)	(5,608)
Distribution to China Telecommunications Corporation in connection with the Fourth Acquisition	1	—	(535)
Payment for acquisition of non-controlling interests		(1)	(27)
Payment for the acquisition price of the Fifth Acquisition	1	(27)	—
Net cash distributions to non-controlling interests		(65)	(100)

Net cash used in financing activities		(27,720)	(38,771)

Net increase/(decrease) in cash and cash equivalents		1,649	(8,934)
Cash and cash equivalents at 1 January		25,824	34,804
Effect of changes in foreign exchange rate		(101)	(46)

Cash and cash equivalents at 31 December		27,372	25,824

The notes on pages 96 to 146 form part of these financial statements.

Consolidated Statement of Cash Flows

for the year ended 31 December 2011 (Amounts in millions)

(a)	Reconciliation of profit before taxation to net cash from operating activities

	2011 RMB	2010 RMB (restated)
Profit before taxation	22,014	20,311
Adjustments for:
Depreciation and amortisation	51,224	52,215
Impairment losses on property, plant and equipment	—	139
Impairment losses for doubtful debts	1,367	1,593
Write down of inventories	96	87
Investment income	(40)	(328)
Share of profits of associates	(99)	(131)
Interest income	(405)	(287)
Interest expense	2,710	3,795
Unrealised foreign exchange (gain)/loss	(51)	92
Gain on retirement and disposal of property, plant and equipment	(2,436)	(430)

Operating profit before changes in working capital	74,380	77,056
Increase in accounts receivable	(2,546)	(1,475)
Increase in inventories	(1,764)	(629)
Increase in prepayments and other current assets	(3,018)	(1,203)
Decrease in other assets	795	928
Increase in accounts payable	6,324	4,120
Increase in accrued expenses and other payables	6,943	6,003
Decrease in deferred revenues	(1,398)	(2,259)

Cash generated from operations	79,716	82,541
Interest received	396	292
Interest paid	(3,084)	(3,824)
Investment income received	42	10
Income tax paid	(4,064)	(3,448)

Net cash from operating activities	73,006	75,571

The notes on pages 96 to 146 form part of these financial statements.

Notes to the Financial Statements

For the year ended 31 December 2011

1.	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including wireline voice, mobile voice, Internet, managed data and leased line, value-added services, integrated information application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). Following the acquisition of Code Division Multiple Access (“CDMA”) mobile telecommunications business in October 2008, the Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides leased line and other related services in certain countries of the Asia Pacific, South America and North America regions.

The operations of the Group in the mainland China are subject to the supervision and regulation by the PRC government. The Ministry of Industry and Information Technology of the PRC (the “MIIT”), pursuant to the authority delegated to it by the PRC State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as wireline and mobile local and long distance telephony services, managed data services, leased line, roaming and interconnection arrangements.

Organisation

As part of the reorganisation (the “Restructuring”) of China Telecommunications Corporation, the Company was incorporated in the PRC on 10 September 2002. In connection with the Restructuring, China Telecommunications Corporation transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities (the “Predecessor Operations”) in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecommunications Corporation have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company at that date.

On 31 December 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the “First Acquired Group”) and certain network management and research and development facilities from China Telecommunications Corporation for a total purchase price of RMB46,000 million (hereinafter, referred to as the “First Acquisition”).

On 30 June 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Second Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB27,800 million (hereinafter, referred to as the “Second Acquisition”).

On 30 June 2007, the Company acquired the entire equity interests in China Telecom System Integration Co., Ltd. (“CTSI”), China Telecom (Hong Kong) International Limited (“CT (HK)”) and China Telecom (Americas) Corporation (“CT Americas”) (collectively the “Third Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB1,408 million (hereinafter, referred to as the “Third Acquisition”).

On 30 June 2008, the Company acquired the entire equity interest in China Telecom Group Beijing Corporation (“Beijing Telecom” or the “Fourth Acquired Company”) from China Telecommunications Corporation for a total purchase price of RMB5,557 million (hereinafter, referred to as the “Fourth Acquisition”).

As at 31 December 2009, the purchase price of the above acquisitions was fully settled.

Notes to the Financial Statements

For the year ended 31 December 2011

1.	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION (continued)

Organisation (continued)

On 1 August 2011 and 1 December 2011, the subsidiaries of the Company, E-surfing Pay Co., Ltd and E-surfing Media Co., Ltd., acquired the e-commerce business and video media business (collectively the “Fifth Acquired Group”) from China Telecommunications Corporation and its subsidiaries for a total purchase price of RMB61 million (hereinafter, referred to as the “Fifth Acquisition”). The purchase price has not been fully settled at the end of the reporting period.

Hereinafter, the First Acquired Group, the Second Acquired Group, the Third Acquired Group, the Fourth Acquired Company and the Fifth Acquired Group are collectively referred to as the “Acquired Groups”.

Basis of presentation

Since the Group is under common control of China Telecommunications Corporation, the Group’s acquisitions of the Acquired Groups have been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of these entities have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the acquisitions are combined with the financial statements of the Acquired Groups. The considerations for the acquisition of these entities are accounted for as an equity transaction in the consolidated statements of changes in equity.

Merger with subsidiaries

Pursuant to the resolution passed by the Company’s shareholders at an Extraordinary General Meeting held on 25 February 2008, the Company entered into merger agreements with each of the following subsidiaries: Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited. In addition, the Company entered into merger agreements with Beijing Telecom on 1 July 2008. Pursuant to these merger agreements, the Company merged with these subsidiaries and the assets, liabilities and business operations of these subsidiaries were transferred to the Company’s branches in the respective regions.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These financial statements are prepared on the historical cost basis as modified by the revaluation of certain available-for-sale equity securities (Note 2(m)). The accounting policies described below have been consistently applied by the Group, except those disclosed in Note 3.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that management believes are reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

Notes to the Financial Statements

For the year ended 31 December 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(a)	Basis of preparation (continued)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRS that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 39.

(b)	Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries and the Group’s interests in associates.

A subsidiary is an entity controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the profit attributable to non-controlling interests is separately presented on the face of the consolidated statement of comprehensive income as an allocation of the profit or loss for the year between the non-controlling interests and the equity holders of the Company. Non-controlling interests represent the equity in subsidiaries not attributable directly or indirectly to the Company. For each business combination, the Group measures the non-controlling interests at fair value of the subsidiary’s net identifiable assets. Non-controlling interests at the end of the reporting period are presented in the consolidated statement of financial position within equity and consolidated statement of changes in equity, separately from the equity of the Company’s equity holders. Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised. When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or jointly controlled entity.

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence, but not control, over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s net identifiable assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the Group’s equity share of the post-acquisition changes in the associate’s net assets. When the Group ceases to have significant influence over an associate, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset.

All significant intercompany balances and transactions and unrealised gains arising from intercompany transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Notes to the Financial Statements

For the year ended 31 December 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Translation of foreign currencies

The accompanying consolidated financial statements are presented in Renminbi (“RMB”). The functional currency of the Company and its subsidiaries in mainland China is RMB. The functional currency of CT (HK), CT Americas, China Telecom (Macau) Company Limited (“CT Macau”), China Telecom (Singapore) Pte. Limited (“CT Singapore”) and China Telecom (Australia) Pty Ltd (“CT Australia”) is Hong Kong dollars (HK$), US dollars (US$), Macau Pataca (MOP), Singapore dollars (S$) and Australia dollars (AUD), respectively. Transactions denominated in currencies other than the functional currency during the year are translated into the functional currency at the applicable rates of exchange prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into the functional currency using the applicable exchange rates at the end of the reporting period. The resulting exchange differences, other than those capitalised as construction in progress (Note 2(i)), are recognised as income or expense in profit or loss. For the periods presented, no exchange differences were capitalised.

When preparing the Group’s consolidated financial statements, the results of operations of CT (HK), CT Americas, CT Macau, CT Singapore and CT Australia are translated into RMB at average rate prevailing during the year. Assets and liabilities of CT (HK), CT Americas, CT Macau, CT Singapore and CT Australia are translated into RMB at the foreign exchange rates ruling at the end of the reporting period. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve.

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

(e)	Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method, less allowance for doubtful debts (Note 2(o)) unless the effect of discounting would be immaterial, in which case they are stated at cost.

(f)	Inventories

Inventories consist of materials and supplies used in maintaining the telecommunications network and goods for resale. Inventories are valued at cost using the specific identification method or the weighted average cost method, less a provision for obsolescence.

Inventories that are held for resale are stated at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, the estimated costs to make the sale and the related tax expenses.

(g)	Property, plant and equipment

Property, plant and equipment are recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 2(o)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation, including cost of replacing part of such an item, is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment and the cost can be measured reliably. All other expenditure is expensed as it is incurred.

Notes to the Financial Statements

For the year ended 31 December 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Property, plant and equipment (continued)

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets held under finance leases are initially recorded at amounts equivalent to the lower of the fair value of the leased assets at the inception of the lease or the present value of the minimum lease payments (computed using the rate of interest implicit in the lease). The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets held under finance leases are amortised over their estimated useful lives on a straight-line basis. As at 31 December 2011, the carrying amount of assets held under finance leases was RMB76 million (2010: RMB64 million).

Gains or losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the profit or loss on the date of disposal.

Depreciation is provided to write off the cost of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Depreciable lives primarily range from
Buildings and improvements	8 to 30 years
Telecommunications network plant and equipment	6 to 10 years
Furniture, fixture, motor vehicles and other equipment	5 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value are reviewed annually.

(h)	Lease prepayments

Lease prepayments represent land use rights paid. Land use rights are initially carried at cost or deemed cost and then charged to profit or loss on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.

(i)	Construction in progress

Construction in progress represents buildings, telecommunications network plant and equipment and other equipment and intangible assets under construction and pending installation, and is stated at cost less impairment losses (Note 2(o)). The cost of an item comprises direct costs of construction, capitalisation of interest charge, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges during the periods of construction. Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment and intangible assets when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

Notes to the Financial Statements

For the year ended 31 December 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Goodwill

Goodwill represents the excess of the cost over the Group’s interest in the fair value of the net assets acquired in the CDMA business (as defined in Note 6) acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(o)). On disposal of a cash generating unit during the year, any attributable amount of the goodwill is included in the calculation of the profit or loss on disposal.

(k)	Intangible assets

The Group’s intangible assets comprise computer software and customer relationships acquired in the CDMA business (as defined in Note 6) acquisition (Note 7).

Computer software that is not an integral part of any tangible assets, is recorded at cost less subsequent accumulated amortisation and impairment losses (Note 2(o)). Amortisation of computer software is calculated on a straight-line basis over the estimated useful lives, which mainly range from three to five years.

The customer relationships acquired in the CDMA business acquisition are recorded at the acquisition-date fair value and amortised on a straight-line basis over the expected customer relationship of five years.

(l)	Investments in subsidiaries

In the Company’s stand-alone statement of financial position, investments in subsidiaries are stated at cost less impairment losses (Note 2(o)).

(m)	Investments

Investments in available-for-sale equity securities are carried at fair value with any change in fair value being recognised in other comprehensive income and accumulated separately in equity. When these investments are derecognised or impaired, the cumulative gain or loss previously recognised in other comprehensive income is recognised in the profit or loss. Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment losses (Note 2(o)).

(n)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

Notes to the Financial Statements

For the year ended 31 December 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Impairment

(i)	Impairment of investments in equity securities and trade and other receivables

Investments in equity securities and trade and other receivables are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

•	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If such evidence exists, the impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in profit or loss. Impairment losses for trade and other receivables are reversed through profit or loss if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities are not reversed.

(ii)	Impairment of long-lived assets

The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets and construction in progress are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at each year end.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and the net selling price. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. The goodwill arising from a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

Notes to the Financial Statements

For the year ended 31 December 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Impairment (continued)

(ii)	Impairment of long-lived assets (continued)

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment loss is recognised as an expense in profit or loss. Impairment loss recognised in respect of cash-generating units is allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down cease to exist, is recognised as an income in profit or loss. The reversal is reduced by the amount that would have been recognised as depreciation and amortisation had the write-down not occurred. For the years presented, no reversal of impairment loss was recognised in profit or loss. An impairment loss in respect of goodwill is not reversed.

(p)	Revenue recognition

The revenue recognition methods of the Group are as follows:

(i)	Revenue derived from local, domestic long distance and international, Hong Kong, Macau and Taiwan long distance usage are recognised as the services are provided.

(ii)	Upfront fees received for activation of wireline services and wireline installation charges are deferred and recognised over the expected customer relationship period. The direct costs associated with the installation of wireline services are deferred to the extent of the installation fees and are amortised over the same expected customer relationship period.

(iii)	Monthly service fees are recognised in the month during which the services are provided to customers.

(iv)	Revenue from sale of prepaid calling cards are recognised as the cards are used by customers.

(v)	Revenue derived from value-added services are recognised when the services are provided to customers.

(vi)	Revenue from the provision of Internet and managed data services are recognised when the services are provided to customers.

(vii)	Interconnection fees from domestic and foreign telecommunications operators are recognised when the services are rendered as measured by the minutes of traffic processed.

(viii)	Lease income from operating leases is recognised over the term of the lease.

(ix)	Revenue derived from integrated information application services are recognised when the services are provided to customers.

(x)	Sale of equipment is recognised on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers. Revenue from repair and maintenance of equipment is recognised when the service is provided to customers.

Notes to the Financial Statements

For the year ended 31 December 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Advertising and promotion expense

The costs for advertising and promoting the Group’s telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, was RMB27,498 million for the year ended 31 December 2011 (2010: RMB23,363 million).

(r)	Net finance costs

Net finance costs comprise interest income on bank deposits, interest costs on borrowings, and foreign exchange gains and losses. Interest income from bank deposits is recognised as it accrues using the effective interest method.

Interest costs incurred in connection with borrowings are calculated using the effective interest method and are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(s)	Research and development expense

Research and development expenditure is expensed as incurred. For the year ended 31 December 2011, research and development expense was RMB558 million (2010: RMB540 million).

(t)	Employee benefits

The Group’s contributions to defined contribution retirement plans administered by the PRC government are recognised in profit or loss as incurred. Further information is set out in Note 37.

Compensation expense in respect of the stock appreciation rights granted is accrued as a charge to the profit or loss over the applicable vesting period based on the fair value of the stock appreciation rights. The liability of the accrued compensation expense is re-measured to fair value at the end of each reporting period with the effect of changes in the fair value of the liability charged or credited to profit or loss. Further details of the Group’s stock appreciation rights scheme are set out in Note 38.

(u)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and the redemption value recognised in profit or loss over the period of the borrowings, together with any interest, using the effective interest method.

(v)	Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

Notes to the Financial Statements

For the year ended 31 December 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)	Provisions and contingent liabilities

A provision is recognised in the consolidated statement of financial position when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(x)	Income tax

Income tax for the year comprises current tax and movement in deferred tax assets and liabilities. Income tax is recognised in profit or loss except to the extent that it relates to items recognised in other comprehensive income, in which case the relevant amounts of tax are recognised in other comprehensive income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. The amount of deferred tax is calculated on the basis of the enacted or substantively enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to profit or loss, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously recognised in other comprehensive income, in such case the effect of a change in tax rate is also recognised in other comprehensive income.

A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(y)	Dividends

Dividends are recognised as a liability in the period in which they are declared.

(z)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

Notes to the Financial Statements

For the year ended 31 December 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(z)	Related parties (continued)

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	The entity is an associate or joint venture of the Group (or an associate or joint venture of a member of a group of which the Group is a member); or the Group is an associate or joint venture of the entity (or an associate or joint venture of a member of a group of which the entity is a member);

(iii)	The entity and the Group are joint ventures of the same third party;

(iv)	The entity is a joint venture of a third entity and the Group is an associate of the third entity; or the Group is a joint venture of a third entity and the entity is an associate of the third entity;

(v)	The entity is controlled or jointly controlled by a person identified in (a);

(vi)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(aa)	Segmental reporting

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in an integrated telecommunications business. The location of the Group’s assets and operating revenues derived from activities outside mainland China are less than 1% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10 percent or more of the Group’s operating revenues.

3.	CHANGES IN ACCOUNTING POLICIES

The IASB has issued a number of amendments to IFRSs and one new Interpretation that are effective for accounting period beginning on or after 1 January 2011. Of these, the following developments are relevant to the Group’s financial statements:

•	IAS 24 (revised 2009), “Related Party Disclosures”

•	Improvements to IFRSs (2010)

Notes to the Financial Statements

For the year ended 31 December 2011

3.	CHANGES IN ACCOUNTING POLICIES (continued)

The Group has not yet applied any new and revised standard or interpretation that is not yet effective for the current accounting period (Note 40).

(i)	IAS 24 (revised 2009), “Related Party Disclosures”

IAS 24 (revised 2009), “Related Party Disclosures” revises the definition of a related party. As a result, the Group has re-assessed the identification of related parties and concluded that the revised definition does not have any material impact on the Group’s related party disclosures in the current and previous periods. The revised standard also provides limited relief from disclosure of information by government-related entities in respect of transactions with the government to which the Group is related or transactions with other entities related to the same government. As such, the adoption of IAS 24 (revised 2009), “Related Party Disclosures” has resulted in a change in the disclosures for the related party transactions with government-related entities in the financial statements.

(ii)	Improvements to IFRSs (2010)

Improvements to IFRSs (2010) omnibus standard introduces an amendment to IFRS 1, “First-time adoption of International Financial Reporting Standards”. In the amendment to IFRS 1, a first-time adopter of IFRSs is allowed to use an event-driven fair value measurement as deemed cost for some or all of its assets and liabilities, even when the measurement date is after the IFRS transition date, provided that the measurement date is during the period covered by the entity’s first IFRS financial statements. This amendment can be adopted retrospectively by existing IFRS reporters at the latest in the annual period beginning on or after 1 January 2011.

The accounting periods covered by the first IFRS financial statements of the Predecessor Operations, the First Acquired Group and the Second Acquired Group are from 1 January 1999 to 31 December 2001, from 1 January 2001 to 30 June 2003 and from 1 January 2001 to 31 December 2003, respectively. During the Restructuring, the First Acquisition and the Second Acquisition, as required by the applicable laws and regulations of the PRC, the Group’s financial statements prepared under Accounting Standards for Business Enterprises and other relevant rules (collectively “PRC GAAP”), accounted for property, plant and equipment and lease prepayments at deemed cost based on the valuations performed by China Enterprise Appraisals Co., Ltd. as at 31 December 2001, 31 December 2002 and 31 December 2003, respectively. As the valuations were performed as at a date later than the respective dates of transition to IFRSs, the Group was not permitted at that time to adopt these valuations as deemed cost for the respective IFRS financial statements and instead adopted the following IFRS accounting policies:

•

property, plant and equipment were recognised at carrying amounts determined in accordance with IAS 16 at the respective dates of transition to IFRS and subsequently carried at revalued amount, being its fair value at the dates of revaluations; and

•	lease prepayments were recognised at historical cost and therefore, the related revaluation gains arising from the revaluation in 2001, 2002 and 2003 as mentioned above were not recognised.

As a result of the amendment to IFRS 1, the Group has:

•

retrospectively adjusted the amounts reported for previous periods in the respective IFRS financial statements to be consistent with the retrospective recognition of property, plant and equipment and lease prepayments acquired during the Restructuring, the First Acquisition and the Second Acquisition at their deemed costs in the respective first IFRS financial statements based on the results of valuations, with consequential adjustments for depreciation and amortisation charged in subsequent periods; and

Notes to the Financial Statements

For the year ended 31 December 2011

3.	CHANGES IN ACCOUNTING POLICIES (continued)

(ii)	Improvements to IFRSs (2010) (continued)

•

changed its accounting policy for property, plant and equipment from the revaluation model to the cost model. The revaluation surplus and deficit related to the revaluations performed in 2004 and 2007, has also been adjusted retrospectively. This change is to align the Group’s accounting policy with industry peers to provide more relevant financial information to the users of the Group’s consolidated financial statements and to eliminate the differences between the Group’s financial statements under IFRS and those under PRC GAAP.

The following table summarises the retrospective adjustments that have been made in accordance with the amendment to IFRS 1 to each of the line items in the financial statements:

	31 December 2010 RMB millions	1 January 2010 RMB millions
Increase/(decrease) on items of consolidated statement of financial position

Assets
Property, plant and equipment	(2,770)	(2,778)
Lease prepayments	21,701	22,273
Deferred tax assets	(5,757)	(6,059)

Liabilities
Deferred tax liabilities	(986)	(1,103)

Equity
Capital reserves	19,571	19,571
Other reserves	(2,475)	(2,525)
Revaluation reserve	(10,339)	(10,863)
Retained earnings	7,403	8,389
Non-controlling interest	—	(33)

	2011 RMB millions	2010 RMB millions
Increase/(decrease) on items of consolidated statement of comprehensive income
Depreciation and amortisation	498	559
Network operations and support	30	5
Investment income	—	(33)
Income tax	(133)	(185)
Profit attributable to equity holders of the Company	(395)	(412)
Total comprehensive income	(395)	(412)
Basic earnings per share for profit attributable to equity holders of the Company	(0.01)	(0.01)

Notes to the Financial Statements

For the year ended 31 December 2011

4.	PROPERTY, PLANT AND EQUIPMENT, NET

The Group

	Buildings and improvements RMB millions	Telecommunications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions
Cost/Deemed cost:
Balance at 1 January 2010, as previously reported	87,178	622,138	22,230	731,546
Change in accounting policy	(4,972)	(10,511)	3	(15,480)

Balance at 1 January 2010, as restated	82,206	611,627	22,233	716,066
Additions	186	1,055	722	1,963
Transferred from construction in progress	2,560	33,427	1,420	37,407
Disposals, as restated	(428)	(18,400)	(1,328)	(20,156)
Reclassification	(46)	(47)	93	—

Balance at 31 December 2010, as restated	84,478	627,662	23,140	735,280

Additions through acquisition of a subsidiary	49	370	20	439
Additions	213	1,058	1,045	2,316
Transferred from construction in progress	1,768	39,221	1,241	42,230
Disposals	(200)	(14,234)	(811)	(15,245)
Reclassification	1	124	(125)	—

Balance at 31 December 2011	86,309	654,201	24,510	765,020

Accumulated depreciation and impairment:
Balance at 1 January 2010, as previously reported	(26,914)	(403,991)	(14,313)	(445,218)
Change in accounting policy	898	11,783	21	12,702

Balance at 1 January 2010, as restated	(26,016)	(392,208)	(14,292)	(432,516)
Depreciation charge for the year, as restated	(3,538)	(42,254)	(2,141)	(47,933)
Provision for impairment	(3)	(135)	(1)	(139)
Written back on disposal, as restated	341	16,208	1,237	17,786
Reclassification	42	50	(92)	—

Balance at 31 December 2010, as restated	(29,174)	(418,339)	(15,289)	(462,802)

Additions through acquisition of a subsidiary	(40)	(251)	(14)	(305)
Depreciation charge for the year	(3,634)	(41,111)	(2,149)	(46,894)
Written back on disposal	154	13,019	685	13,858
Reclassification	(2)	(1)	3	—

Balance at 31 December 2011	(32,696)	(446,683)	(16,764)	(496,143)

Net book value at 31 December 2011	53,613	207,518	7,746	268,877

Net book value at 31 December 2010, as restated	55,304	209,323	7,851	272,478

Net book value at 1 January 2010, as restated	56,190	219,419	7,941	283,550

Notes to the Financial Statements

For the year ended 31 December 2011

4.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

The Company

	Buildings and improvements RMB millions	Telecommunications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions
Cost/Deemed cost:
Balance at 1 January 2010, as previously reported	86,281	618,072	21,412	725,765
Change in accounting policy	(4,972)	(10,513)	3	(15,482)

Balance at 1 January 2010, as restated	81,309	607,559	21,415	710,283
Additions	659	1,936	693	3,288
Transferred from construction in progress	2,518	33,335	1,387	37,240
Disposals, as restated	(362)	(16,905)	(1,035)	(18,302)
Reclassification	(2)	24	(22)	—

Balance at 31 December 2010, as restated	84,122	625,949	22,438	732,509

Additions	128	859	740	1,727
Transferred from construction in progress	1,683	39,064	1,171	41,918
Disposals	(184)	(14,188)	(780)	(15,152)
Reclassification	1	124	(125)	—

Balance at 31 December 2011	85,750	651,808	23,444	761,002

Accumulated depreciation and impairment:
Balance at 1 January 2010, as previously reported	(26,535)	(401,723)	(13,879)	(442,137)
Change in accounting policy	898	11,785	22	12,705

Balance at 1 January 2010, as restated	(25,637)	(389,938)	(13,857)	(429,432)
Depreciation charge for the year, as restated	(3,471)	(41,927)	(2,018)	(47,416)
Provision for impairment	(3)	(135)	(1)	(139)
Written back on disposal, as restated	28	14,572	955	15,555
Reclassification	(2)	—	2	—

Balance at 31 December 2010, as restated	(29,085)	(417,428)	(14,919)	(461,432)

Depreciation charge for the year	(3,574)	(40,973)	(2,000)	(46,547)
Written back on disposal	138	13,005	682	13,825
Reclassification	(2)	(1)	3	—

Balance at 31 December 2011	(32,523)	(445,397)	(16,234)	(494,154)

Net book value at 31 December 2011	53,227	206,411	7,210	266,848

Net book value at 31 December 2010, as restated	55,037	208,521	7,519	271,077

Net book value at 1 January 2010, as restated	55,672	217,621	7,558	280,851

Notes to the Financial Statements

For the year ended 31 December 2011

5.	CONSTRUCTION IN PROGRESS

	The Group RMB millions	The Company RMB millions
Balance at 1 January 2010	11,567	11,475
Additions	41,386	41,102
Transferred to property, plant and equipment	(37,407)	(37,240)
Transferred to intangible assets	(1,101)	(1,094)

Balance at 31 December 2010	14,445	14,243
Additions	47,442	47,020
Transferred to property, plant and equipment	(42,230)	(41,918)
Transferred to intangible assets	(1,209)	(1,171)

Balance at 31 December 2011	18,448	18,174

6.	GOODWILL

	The Group		The Company
	2011 RMB millions	2010 RMB millions	2011 RMB millions	2010 RMB millions
Cost:
Goodwill arising from acquisition of CDMA business	29,918	29,920	29,877	29,877

On 1 October 2008, the Group acquired the CDMA mobile communication business and related assets and liabilities, which also included the entire equity interests of China Unicom (Macau) Company Limited (currently known as China Telecom (Macau) Company Limited) and 99.5% equity interests of Unicom Huasheng Telecommunications Technology Company Limited (currently known as Tianyi Telecom Terminals Company Limited) (collectively the “CDMA business”) from China Unicom Limited (currently known as China Unicom (Hong Kong) Limited) and China Unicom Corporation Limited (currently known as China United Network Communications Corporation Limited) (collectively “China Unicom”). The purchase price of the business combination was RMB43,800 million, which was fully settled as at 31 December 2010. In addition, pursuant to the acquisition agreement, the Group acquired the customer-related assets and assumed the customer-related liabilities of CDMA business for a net settlement amount of RMB3,471 million due from China Unicom. This amount was subsequently settled by China Unicom in 2009. The business combination was accounted for using the purchase method.

The goodwill recognised in the business combination is attributable to the skills and technical talent of the acquired business’s workforce, and the synergies expected to be achieved from integrating and combining the CDMA mobile communication business into the Group’s telecommunications business.

For the purpose of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunications business. The recoverable amount of the Group’s telecommunications business is estimated based on the value in use model, which considers the Group’s financial budgets covering a five-year period and a pre-tax discount rate of 11.5% (2010: 11.2%). Cash flows beyond the five-year period are projected to perpetuity at annual growth rate of 1%. Management performed impairment tests for the goodwill and determined that goodwill was not impaired. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than carrying amount.

Key assumptions used for the value in use calculation model are the number of subscribers, average revenue per subscriber and gross margin. Management determined the number of subscribers, average revenue per subscriber and gross margin based on historical trends and financial information and operational data.

Notes to the Financial Statements

For the year ended 31 December 2011

7.	INTANGIBLE ASSETS

The Group

	Computer software RMB millions	Customer relationships RMB millions	Total RMB millions
Cost:
Balance at 1 January 2010	7,587	11,238	18,825
Additions	119	—	119
Transferred from construction in progress	1,101	—	1,101
Disposals	(182)	—	(182)

Balance at 31 December 2010	8,625	11,238	19,863

Additions	199	—	199
Transferred from construction in progress	1,209	—	1,209
Disposals	(140)	—	(140)

Balance at 31 December 2011	9,893	11,238	21,131

Accumulated amortisation and impairment:
Balance at 1 January 2010	(3,704)	(2,810)	(6,514)
Amortisation charge for the year	(1,303)	(2,248)	(3,551)
Provision for impairment	(1)	—	(1)
Written back on disposal	171	—	171

Balance at 31 December 2010	(4,837)	(5,058)	(9,895)

Amortisation charge for the year	(1,372)	(2,248)	(3,620)
Provision for impairment	(8)	—	(8)
Written back on disposal	107	—	107

Balance at 31 December 2011	(6,110)	(7,306)	(13,416)

Net book value at 31 December 2011	3,783	3,932	7,715

Net book value at 31 December 2010	3,788	6,180	9,968

Notes to the Financial Statements

For the year ended 31 December 2011

7.	INTANGIBLE ASSETS (continued)

The Company

	Computer software RMB millions	Customer relationships RMB millions	Total RMB millions
Cost:
Balance at 1 January 2010	7,320	11,238	18,558
Additions	82	—	82
Transferred from construction in progress	1,094	—	1,094
Disposals	(148)	—	(148)

Balance at 31 December 2010	8,348	11,238	19,586

Additions	101	—	101
Transferred from construction in progress	1,171	—	1,171
Disposals	(59)	—	(59)

Balance at 31 December 2011	9,561	11,238	20,799

Accumulated amortisation and impairment:
Balance at 1 January 2010	(3,547)	(2,810)	(6,357)
Amortisation charge for the year	(1,266)	(2,248)	(3,514)
Provision for impairment	(1)	—	(1)
Written back on disposal	138	—	138

Balance at 31 December 2010	(4,676)	(5,058)	(9,734)

Amortisation charge for the year	(1,329)	(2,248)	(3,577)
Provision for impairment	(8)	—	(8)
Written back on disposal	54	—	54

Balance at 31 December 2011	(5,959)	(7,306)	(13,265)

Net book value at 31 December 2011	3,602	3,932	7,534

Net book value at 31 December 2010	3,672	6,180	9,852

8.	INVESTMENTS IN SUBSIDIARIES

	The Company
	2011 RMB millions	2010 RMB millions
Unquoted investments, at cost	6,178	5,272

Notes to the Financial Statements

For the year ended 31 December 2011

8.	INVESTMENTS IN SUBSIDIARIES (continued)

Details of the Company’s principal subsidiaries at 31 December 2011 are as follows:

Name of Company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered/Issued capital (in RMB millions unless otherwise stated)	Principal activities
China Telecom System Integration Co., Limited	Limited Company	13 September 2001	PRC	392	Provision of system integration and consulting services

China Telecom (Hong Kong) International Limited	Limited Company	25 February 2000	Hong Kong Special Administrative Region of the PRC	HK$10,000	Provision of international value-added network services

China Telecom (Americas) Corporation	Limited Company	22 November 2001	The United States of America	US$43 million	Provision of telecommunications services

China Telecom Best Tone Information Service Co., Limited	Limited Company	15 August 2007	PRC	350	Provision of Best Tone information services

China Telecom (Macau) Company Limited	Limited Company	15 October 2004	Macau Special Administrative Region of the PRC	MOP60 million	Provision of telecommunications services

Tianyi Telecom Terminals Company Limited	Limited Company	1 July 2005	PRC	500	Sales of telecommunications terminals

China Telecom (Singapore) Pte. Limited	Limited Company	5 October 2006	Singapore	S$1	Provision of international value-added network services

Besttone E-Commerce Co., Ltd	Limited Company	17 December 2010	PRC	100	Provision of e-commerce and booking services

E-surfing Pay Co., Ltd	Limited Company	3 March 2011	PRC	300	Provision of e-commerce services

E-surfing Media Co., Ltd	Limited Company	11 March 2011	PRC	250	Provision of video media services

Shenzhen Shekou Telecommunications Company Limited	Limited Company	5 May 1984	PRC	91	Provision of telecommunications services

China Telecom (Australia) Pty Ltd	Limited Company	10 January 2011	Australia	AUD1	Provision of international value-added network services

Except for Shenzhen Shekou Telecommunications Company Limited which is 51% owned by the Company, all of the above subsidiaries are directly or indirectly wholly-owned by the Company.

Notes to the Financial Statements

For the year ended 31 December 2011

9.	INTERESTS IN ASSOCIATES

	The Group		The Company
	2011 RMB millions	2010 RMB millions	2011 RMB millions	2010 RMB millions
Unlisted equity investments, at cost	233	385	619	777
Share of post-acquisition changes in net assets	752	738	—	—

	985	1,123	619	777

The Group’s and the Company’s interests in associates are accounted for under the equity method and the cost method, respectively, and are individually and in aggregate not material to the Group’s financial condition or results of operations for all periods presented. Details of the Group’s principal associate are as follows:

Name of company	Attributable equity interest	Principal activities
Shanghai Information Investment Incorporation	24%	Provision of information technology consultancy services

The above associate is established in the PRC and is not traded on any stock exchange.

10.	INVESTMENTS

	The Group		The Company
	2011 RMB millions	2010 RMB millions	2011 RMB millions	2010 RMB millions
Available-for-sale equity securities	617	822	617	822
Other unlisted equity investments	31	32	27	27

	648	854	644	849

Unlisted equity investments mainly represent the Group’s and the Company’s various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents.

Notes to the Financial Statements

For the year ended 31 December 2011

11.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and statement of financial position and the movements are as follows:

The Group

		Assets			Liabilities			Net balance
	Note	31 December 2011 RMB millions	31 December 2010 RMB millions (restated)	1 January 2010 RMB millions (restated)	31 December 2011 RMB millions	31 December 2010 RMB millions (restated)	1 January 2010 RMB millions (restated)	31 December 2011 RMB millions	31 December 2010 RMB millions (restated)	1 January 2010 RMB millions (restated)
Current
Provisions and impairment losses, primarily for doubtful debts		1,009	1,047	931	—	—	—	1,009	1,047	931
Non-current
Property, plant and equipment		1,145	2,882	4,679	(425)	(534)	(645)	720	2,348	4,034
Deferred revenues and installations costs		914	1,093	1,229	(562)	(660)	(732)	352	433	497
Land use rights	(i)	—	—	—	—	—	—	—	—	—
Available-for-sale equity securities		—	—	—	(130)	(181)	(133)	(130)	(181)	(133)

Deferred tax assets/(liabilities)		3,068	5,022	6,839	(1,117)	(1,375)	(1,510)	1,951	3,647	5,329

	Note	Balance at 1 January 2010 RMB millions (restated)	Recognised in statement of comprehensive income RMB millions (restated)	Balance at 31 December 2010 RMB millions (restated)
Current
Provisions and impairment losses, primarily for doubtful debts		931	116	1,047
Non-current
Property, plant and equipment		4,034	(1,686)	2,348
Deferred revenues and installation costs		497	(64)	433
Land use rights	(i)	—	—	—
Available-for-sale equity securities		(133)	(48)	(181)

Net deferred tax assets		5,329	(1,682)	3,647

Notes to the Financial Statements

For the year ended 31 December 2011

11.	DEFERRED TAX ASSETS AND LIABILITIES (continued)

The Group (continued)

	Note	Balance at 1 January 2011 RMB millions (restated)	Acquired from the Fifth Acquired Group RMB millions	Recognised in statement of comprehensive income RMB millions	Balance at 31 December 2011 RMB millions
Current
Provisions and impairment losses, primarily for doubtful debts		1,047	—	(38)	1,009
Non-current
Property, plant and equipment		2,348	5	(1,633)	720
Deferred revenues and installation costs		433	—	(81)	352
Land use rights	(i)	—	—	—	—
Available-for-sale equity securities		(181)	—	51	(130)

Net deferred tax assets		3,647	5	(1,701)	1,951

The Company

		Assets			Liabilities			Net balance
	Note	31 December 2011 RMB millions	31 December 2010 RMB millions (restated)	1 January 2010 RMB millions (restated)	31 December 2011 RMB millions	31 December 2010 RMB millions (restated)	1 January 2010 RMB millions (restated)	31 December 2011 RMB millions	31 December 2010 RMB millions (restated)	1 January 2010 RMB millions (restated)
Current
Provisions and impairment losses, primarily for doubtful debts		965	997	895	—	—	—	965	997	895
Non-current
Property, plant and equipment		1,066	2,833	4,647	(401)	(526)	(639)	665	2,307	4,008
Deferred revenues and installations costs		914	1,093	1,229	(562)	(660)	(732)	352	433	497
Land use rights	(i)	—	—	—	—	—	—	—	—	—
Available-for-sale equity securities		—	—	—	(39)	(90)	(27)	(39)	(90)	(27)

Deferred tax assets/(liabilities)		2,945	4,923	6,771	(1,002)	(1,276)	(1,398)	1,943	3,647	5,373

Notes to the Financial Statements

For the year ended 31 December 2011

11.	DEFERRED TAX ASSETS AND LIABILITIES (continued)

The Company (continued)

	Note	Balance at 1 January 2010 RMB millions (restated)	Recognised in statement of comprehensive income RMB millions (restated)	Balance at 31 December 2010 RMB millions (restated)
Current
Provisions and impairment losses, primarily for doubtful debts		895	102	997
Non-current
Property, plant and equipment		4,008	(1,701)	2,307
Deferred revenues and installation costs		497	(64)	433
Land use rights	(i)	—	—	—
Available-for-sale equity securities		(27)	(63)	(90)

Net deferred tax assets		5,373	(1,726)	3,647

	Note	Balance at 1 January 2011 RMB millions (restated)	Recognised in statement of comprehensive income RMB millions	Balance at 31 December 2011 RMB millions
Current
Provisions and impairment losses, primarily for doubtful debts		997	(32)	965
Non-current
Property, plant and equipment		2,307	(1,642)	665
Deferred revenues and installation costs		433	(81)	352
Land use rights	(i)	—	—	—
Available-for-sale equity securities		(90)	51	(39)

Net deferred tax assets		3,647	(1,704)	1,943

Note:

(i)	In connection with the Restructuring and the Acquisitions, the land use rights of the Predecessor Operations, the First Acquired Group and the Second Acquired Group were revalued as required by the relevant PRC rules and regulations. The tax bases of the land use rights were adjusted to conform to such revalued amounts. Prior to the adoption of the amendment to IFRS 1, the land use rights were not revalued for financial reporting purposes and accordingly, deferred tax assets were created with corresponding increases in other comprehensive income in previous years and accumulated in shareholders’ equity under the caption of other reserves.

As a result of the adoption of amendment to IFRS 1 (Note 3), the revalued amounts of land use rights of the Predecessor Operations, the First Acquired Group and the Second Acquired Group were adopted as deemed costs. Therefore, the tax bases and the amounts for financial reporting purpose of the land use rights were the same, and accordingly the respective deferred tax assets were eliminated retrospectively.

Notes to the Financial Statements

For the year ended 31 December 2011

12.	INVENTORIES

Inventories represent:

	The Group		The Company
	2011 RMB millions	2010 RMB millions	2011 RMB millions	2010 RMB millions
Materials and supplies	970	874	951	861
Goods for resale	3,870	2,296	1,413	1,139

	4,840	3,170	2,364	2,000

13.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

		The Group		The Company
	Note	2011 RMB millions	2010 RMB millions	2011 RMB millions	2010 RMB millions
Accounts receivable
Third parties		18,040	17,466	16,680	16,398
China Telecom Group	(i)	1,803	1,182	1,358	565
Other telecommunications operators in the PRC		570	704	554	692
Subsidiaries		—	—	395	223

		20,413	19,352	18,987	17,878
Less: Allowance for doubtful debts		(1,942)	(2,024)	(1,873)	(1,955)

		18,471	17,328	17,114	15,923

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

The following table summarises the changes in allowance for doubtful debts:

	The Group		The Company
	2011 RMB millions	2010 RMB millions	2011 RMB millions	2010 RMB millions
At beginning of year	2,024	2,073	1,955	1,994
Allowance for doubtful debts	1,383	1,567	1,365	1,553
Accounts receivable written off	(1,465)	(1,616)	(1,447)	(1,592)

At end of year	1,942	2,024	1,873	1,955

Notes to the Financial Statements

For the year ended 31 December 2011

13.	ACCOUNTS RECEIVABLE, NET (continued)

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	The Group		The Company
	2011 RMB millions	2010 RMB millions	2011 RMB millions	2010 RMB millions
Current, within 1 month	10,872	10,769	10,767	10,665
1 to 3 months	2,120	2,049	2,054	2,033
4 to 12 months	1,444	1,384	1,435	1,374
More than 12 months	432	495	431	492

	14,868	14,697	14,687	14,564
Less: Allowance for doubtful debts	(1,797)	(1,831)	(1,787)	(1,822)

	13,071	12,866	12,900	12,742

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers is as follows:

	The Group		The Company
	2011 RMB millions	2010 RMB millions	2011 RMB millions	2010 RMB millions
Current, within 1 month	2,763	1,844	2,271	1,481
1 to 3 months	899	1,161	852	756
4 to 12 months	1,287	998	745	633
More than 12 months	596	652	432	444

	5,545	4,655	4,300	3,314
Less: Allowance for doubtful debts	(145)	(193)	(86)	(133)

	5,400	4,462	4,214	3,181

Ageing analysis of accounts receivable that are not impaired is as follows:

	The Group		The Company
	2011 RMB millions	2010 RMB millions	2011 RMB millions	2010 RMB millions
Not past due	16,687	15,694	15,395	14,309

Less than 1 month past due	1,081	1,086	1,053	1,074
1 to 3 months past due	703	548	666	540

Amounts past due	1,784	1,634	1,719	1,614

	18,471	17,328	17,114	15,923

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

Notes to the Financial Statements

For the year ended 31 December 2011

14.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets represent:

	The Group		The Company
	2011 RMB millions	2010 RMB millions	2011 RMB millions	2010 RMB millions
Amounts due from China Telecom Group	1,091	1,044	1,088	996
Amounts due from subsidiaries	—	—	491	470
Amounts due from other telecommunications operators in the PRC	195	232	195	232
Prepayments in connection with construction work and equipment purchases	765	716	396	443
Prepaid expenses and deposits	1,578	1,384	1,186	1,128
Other receivables	1,035	1,697	816	1,451

	4,664	5,073	4,172	4,720

15.	CASH AND CASH EQUIVALENTS

	The Group		The Company
	2011 RMB millions	2010 RMB millions	2011 RMB millions	2010 RMB millions
Cash at bank and in hand	24,470	24,071	18,942	19,452
Time deposits with original maturity within three months	2,902	1,753	963	487

	27,372	25,824	19,905	19,939

16.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt comprises:

	The Group		The Company
	2011 RMB millions	2010 RMB millions	2011 RMB millions	2010 RMB millions
Loans from banks – unsecured	8,123	11,578	8,123	11,578
Other loans – unsecured	244	80	244	80
Loans from China Telecom Group – unsecured	820	9,017	820	9,017

Total short-term debt	9,187	20,675	9,187	20,675

The weighted average interest rate of the Group’s and the Company’s total short-term debt as at 31 December 2011 was 5.9% (2010: 4.3%) and 5.9% (2010: 4.3%) respectively. As at 31 December 2011, the loans from banks and other loans bear interest at rates ranging from 3.9% to 7.2% (2010: 3.5% to 5.8%) per annum and are repayable within one year; the loans from China Telecom Group bear interest at fixed rates ranging from 3.9% to 4.9% (2010: 3.9%) per annum and are repayable within one year.

Notes to the Financial Statements

For the year ended 31 December 2011

16.	SHORT-TERM AND LONG-TERM DEBT (continued)

Long-term debt comprises:

		The Group		The Company
	Interest rates and final maturity	2011 RMB millions	2010 RMB millions	2011 RMB millions	2010 RMB millions
Bank loans – unsecured
Renminbi denominated	Interest rates ranging from 3.60% to 7.04% per annum with maturities through 2020	409	279	409	279

US Dollars denominated	Interest rates ranging from 1.00% to 8.30% per annum with maturities through 2060	648	733	648	733

Japanese Yen denominated	Interest rates ranging from 1.49% to 1.58% per annum with maturities through 2012	1,441	1,447	1,441	1,447

Euro denominated	Interest rates ranging from 2.30% to 4.75% per annum with maturities through 2032	485	559	485	559

Other currencies denominated		29	36	29	36

		3,012	3,054	3,012	3,054

Other loans – unsecured
Renminbi denominated		1	1	1	1

Medium-term notes – unsecured (Note (i))		39,903	49,846	39,903	49,846

Total long-term debt		42,916	52,901	42,916	52,901

Less: Current portion		(11,766)	(10,352)	(11,766)	(10,352)

Non-current portion		31,150	42,549	31,150	42,549

Note:

(i)	On 22 April 2008, the Company issued three-year, 10 billion RMB denominated medium-term note with annual interest rate of 5.30% per annum. This medium-term note was repaid by the Company on 23 April 2011.

On 23 October 2008, the Company issued five-year, 10 billion RMB denominated medium-term note with annual interest rate of 4.15% per annum.

On 16 November 2009, the Company issued three-year, 10 billion RMB denominated medium-term note with annual interest rate of 3.65% per annum.

On 28 December 2009, the Company issued two batches of five-year, 10 billion RMB denominated medium-term notes with annual interest rate of 4.61% per annum.

All of the above medium-term notes are unsecured.

Notes to the Financial Statements

For the year ended 31 December 2011

16.	SHORT-TERM AND LONG-TERM DEBT (continued)

The aggregate maturities of the Group’s and the Company’s long-term debt subsequent to 31 December 2011 are as follows:

	The Group		The Company
	2011 RMB millions	2010 RMB millions	2011 RMB millions	2010 RMB millions
Within 1 year	11,766	10,352	11,766	10,352
Between 1 to 2 years	10,188	11,518	10,188	11,518
Between 2 to 3 years	20,049	10,015	20,049	10,015
Between 3 to 4 years	89	20,040	89	20,040
Between 4 to 5 years	89	92	89	92
Thereafter	735	884	735	884

	42,916	52,901	42,916	52,901

The Group’s short-term and long-term debt do not contain any financial covenants. As at 31 December 2011, the Group and the Company have unutilised committed credit facilities amounting to RMB118,970 million (2010: RMB98,576 million) and RMB118,970 million (2010: RMB98,576 million) respectively.

17.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	The Group		The Company
	2011 RMB millions	2010 RMB millions	2011 RMB millions	2010 RMB millions
Third parties	34,748	30,838	30,182	27,697
China Telecom Group	8,911	8,571	8,199	8,021
Other telecommunications operators in the PRC	699	630	697	629
Subsidiaries	—	—	1,445	1,273

	44,358	40,039	40,523	37,620

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	The Group		The Company
	2011 RMB millions	2010 RMB millions	2011 RMB millions	2010 RMB millions
Due within 1 month or on demand	13,074	10,308	10,568	8,967
Due after 1 month but within 3 months	11,610	8,626	11,260	8,047
Due after 3 months but within 6 months	8,054	9,830	7,794	9,693
Due after 6 months	11,620	11,275	10,901	10,913

	44,358	40,039	40,523	37,620

Notes to the Financial Statements

For the year ended 31 December 2011

18.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables represent:

	The Group		The Company
	2011 RMB millions	2010 RMB millions	2011 RMB millions	2010 RMB millions
Amounts due to China Telecom Group	312	389	222	319
Amounts due to subsidiaries	—	—	272	125
Amounts due to other telecommunications operators in the PRC	78	85	78	85
Accrued expenses	14,280	14,401	13,509	13,691
Customer deposits and receipts in advance	44,695	37,577	43,282	36,587
Dividend payable	7	433	—	418

	59,372	52,885	57,363	51,225

19.	DEFERRED REVENUES

Deferred revenues represent the unearned portion of upfront connection fees and installation fees for wireline services received from customers and the unused portion of calling cards. Connection fees and installation fees are amortised over the expected customer relationship period of 10 years. Beginning 1 July 2001, connection fees were no longer collected from new customers.

	The Group		The Company
	2011 RMB millions	2010 RMB millions	2011 RMB millions	2010 RMB millions
Balance at beginning of year	6,203	8,462	6,203	8,457
Additions for the year
– installation fees	373	395	373	395
– calling cards	1,275	1,568	1,267	1,568

	1,648	1,963	1,640	1,963

Reductions for the year
– amortisation of connection fees	(98)	(497)	(98)	(497)
– amortisation of installation fees	(1,660)	(2,021)	(1,660)	(2,021)
– usage of calling cards	(1,288)	(1,704)	(1,282)	(1,699)

Balance at end of year	4,805	6,203	4,803	6,203

Representing:
– current portion	2,093	2,645	2,091	2,645
– non-current portion	2,712	3,558	2,712	3,558

	4,805	6,203	4,803	6,203

Included in other assets are primarily capitalised direct costs associated with the installation of wireline services. As at 31 December 2011, the unamortised portion of these costs was RMB2,444 million (2010: RMB3,236 million).

Notes to the Financial Statements

For the year ended 31 December 2011

20.	SHARE CAPITAL

	The Group and the Company
	2011 RMB millions	2010 RMB millions
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

All ordinary domestic shares and H shares rank pari passu in all material respects.

21.	RESERVES

The Group

	Capital reserve	Share premium	Revaluation reserve	Statutory reserves	Other reserves	Exchange reserve	Retained earnings	Total
	RMB millions (Note (i))	RMB millions	RMB millions	RMB millions (Note (iii))	RMB millions (Note (ii))	RMB millions	RMB millions (Note (i))	RMB millions
Balance as at 1 January 2010, as previously reported	(2,804)	10,746	10,863	60,606	2,907	(667)	59,149	140,800
Change in accounting policy (Note 3)	19,571	—	(10,863)	—	(2,525)	—	8,389	14,572

Balance as at 1 January 2010, as restated	16,767	10,746	—	60,606	382	(667)	67,538	155,372
Acquisition of non-controlling interests	—	—	—	—	(3)	—	—	(3)
Dividends (Note 31)	—	—	—	—	—	—	(6,031)	(6,031)
Appropriations (Note (iii))	—	—	—	2,028	—	—	(2,028)	—
Total comprehensive income for the year, as restated	—	—	—	—	59	(48)	15,347	15,358

Balance as at 31 December 2010, as restated	16,767	10,746	—	62,634	438	(715)	74,826	164,696

Dividends (Note 31)	—	—	—	—	—	—	(5,763)	(5,763)
Acquisition of non-controlling interests	—	—	—	—	(1)	—	—	(1)
Acquisition of the Fifth Acquired Group (Note 1)	—	—	—	—	—	—	(19)	(19)
Appropriations (Note (iii))	—	—	—	1,682	—	—	(1,682)	—
Total comprehensive income for the year	—	—	—	—	(154)	(103)	16,502	16,245

Balance as at 31 December 2011	16,767	10,746	—	64,316	283	(818)	83,864	175,158

Notes to the Financial Statements

For the year ended 31 December 2011

21.	RESERVES (continued)

The Company

	Capital reserve	Share premium	Statutory reserves	Retained earnings	Total
	RMB millions (Note (i))	RMB millions	RMB millions (Note (iii))	RMB millions	RMB millions
Balance as at 1 January 2010, as previously reported	29,168	10,746	60,606	37,922	138,442
Change in accounting policy	—	—	—	14,460	14,460

Balance as at 1 January 2010, as restated	29,168	10,746	60,606	52,382	152,902
Total comprehensive income for the year, as restated	—	—	—	15,241	15,241
Appropriations (Note (iii))	—	—	2,028	(2,028)	—
Dividends (Note 31)	—	—	—	(6,031)	(6,031)

Balance as at 31 December 2010, as restated	29,168	10,746	62,634	59,564	162,112

Total comprehensive income for the year	—	—	—	15,504	15,504
Appropriations (Note (iii))	—	—	1,682	(1,682)	—
Dividends (Note 31)	—	—	—	(5,763)	(5,763)

Balance as at 31 December 2011	29,168	10,746	64,316	67,623	171,853

Note:

(i)	Capital reserve of the Group represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; and (b) the difference between the consideration paid by the Company for the entities acquired, other than the Fifth Acquired Group, from China Telecommunications Corporation as described in Note 1, which were accounted for as equity transactions as disclosed in Note 1 to the financial statements, and the historical carrying amount of the net assets of these acquired entities.

The difference between the consideration paid by the Company and the historical carrying amount of the net assets of the Fifth Acquisition was recorded as a deduction of retained earnings.

Capital reserve of the Company represents the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation.

(ii)	Other reserves of the Group represent primarily the change in the fair value of available-for-sale equity securities and the deferred tax liabilities recognised due to the change in fair value of available-for-sale equity securities.
(iii)	The statutory reserves consist of statutory surplus reserve and discretionary surplus reserve.

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the lower of the amount determined under the PRC Accounting Standards for Business Enterprises and the amount determined under IFRS, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended 31 December 2011, the Company transferred RMB1,572 million, being 10% of the year’s net profit determined in accordance with IFRS, to this reserve. For the year ended 31 December 2010, the Company transferred RMB1,525 million, being 10% of the year’s net profit determined in accordance with the PRC Accounting Standards for Business Enterprises.

According to the Company’s Articles of Association, the Company transferred RMB110 million for the year ended 31 December 2011, being 0.7% of the year’s net profit determined in accordance with IFRS, to the discretionary surplus reserve. The Company transferred RMB503 million for the year ended 31 December 2010, being 3.3% of the year’s net profit determined in accordance with the PRC Accounting Standards for Business Enterprises.

The statutory and discretionary surplus reserves are non-distributable other than in liquidation and can be used to make good of previous years’ losses, if any, and may be utilised for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

(iv)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Standards for Business Enterprises and the amount determined in accordance with IFRS. As at 31 December 2011, the amount of retained earnings available for distribution was RMB67,623 million (2010: RMB59,564 million), being the amount determined in accordance with IFRS. Final dividend of approximately RMB5,583 million in respect of the financial year 2011 proposed after the end of the reporting period has not been recognised as a liability at the end of the reporting period (Note 31).

Notes to the Financial Statements

For the year ended 31 December 2011

22.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		The Group
	Note	2011 RMB millions	2010 RMB millions
Wireline voice	(i)	49,764	62,498
Mobile voice	(ii)	38,628	28,906
Internet	(iii)	74,992	63,985
Value-added services	(iv)	25,529	22,571
Integrated information application services	(v)	20,473	15,519
Managed data and leased line	(vi)	14,273	12,389
Others	(vii)	21,284	13,499
Upfront connection fees	(viii)	98	497

		245,041	219,864

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections fees and amortised amount of upfront installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Colour Ring Tone, Internet data centre and Virtual Private Network services.
(v)	Represent primarily the aggregate amount of fees charged to customers for system integration and consulting services and Best Tone information services, which comprise hotline enquiry and booking services.
(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of managed data transmission services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(vii)	Represent primarily revenue from sale, rental and repairs and maintenance of equipment.
(viii)	Represent the amortised amount of the upfront fees received for initial activation of wireline services.

23.	PERSONNEL EXPENSES

Personnel expenses are attributable to the following functions:

	The Group
	2011 RMB millions	2010 RMB millions
Network operations and support	25,924	23,129
Selling, general and administrative	13,243	12,400

	39,167	35,529

Notes to the Financial Statements

For the year ended 31 December 2011

24.	OTHER OPERATING EXPENSES

Other operating expenses consist of:

		The Group
	Note	2011 RMB millions	2010 RMB millions
Interconnection charges	(i)	13,042	11,130
Cost of goods sold	(ii)	15,728	7,909
Donations		13	21
Others		85	46

		28,868	19,106

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.
(ii)	Cost of goods sold primarily represents cost of telecommunications equipment sold.

25.	TOTAL OPERATING EXPENSES

Total operating expenses for the year ended 31 December 2011 were RMB220,912 million (2010: RMB196,412 million) which include auditor’s remuneration in relation to audit and non-audit services are RMB68 million and RMB4 million respectively (2010: RMB67 million and RMB7 million).

26.	NET FINANCE COSTS

Net finance costs comprise:

	The Group
	2011 RMB millions	2010 RMB millions
Interest expense incurred	3,023	4,057
Less: Interest expense capitalised*	(313)	(262)

Net interest expense	2,710	3,795
Interest income	(405)	(287)
Foreign exchange losses	48	178
Foreign exchange gains	(99)	(86)

	2,254	3,600

* Interest expense was capitalised in construction in progress at the following rates per annum	2.5% – 5.6%	2.5% – 4.7%

Notes to the Financial Statements

For the year ended 31 December 2011

27.	INCOME TAX

Income tax in the profit or loss comprises:

	The Group
	2011 RMB millions	2010 RMB millions (restated)
Provision for PRC income tax	3,635	3,165
Provision for income tax in other tax jurisdictions	29	47
Deferred taxation	1,752	1,634

	5,416	4,846

A reconciliation of the expected tax expenses with the actual tax expense is as follows:

		The Group
	Note	2011 RMB millions	2010 RMB millions (restated)
Profit before taxation		22,014	20,311

Expected income tax expense at statutory tax rate of 25%	(i)	5,503	5,078
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(255)	(579)
Differential tax rate on other subsidiaries’ income	(ii)	(3)	(11)
Non-deductible expenses	(iii)	489	832
Non-taxable income	(iv)	(291)	(444)
Other tax benefits		(27)	(30)

Actual income tax expense		5,416	4,846

Note:

(i)	Except for certain subsidiaries and branches which are taxed at preferential rates of 15% or 24%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts primarily represent miscellaneous income which are not subject to income tax.

Notes to the Financial Statements

For the year ended 31 December 2011

28.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION

The following table sets out the remuneration paid or payable to the Company’s directors and supervisors:

	Directors’/ supervisors’ fees RMB thousands	Salaries, allowances and benefits in kind RMB thousands	Discretionary bonuses RMB thousands	Retirement scheme contributions RMB thousands	Share-based payments RMB thousands	Total RMB thousands
2011
Executive directors
Wang Xiaochu	—	350	339	60	1,400	2,149
Yang Jie	—	311	305	52	1,120	1,788
Shang Bing[1]	—	237	227	50	—	514
Wu Andi	—	304	305	53	1,120	1,782
Zhang Jiping	—	304	305	52	1,120	1,781
Zhang Chenshuang[2]	—	304	305	53	—	662
Yang Xiaowei	—	304	305	52	—	661
Sun Kangmin	—	304	305	52	1,120	1,781

Non-executive director
Li Jinming	—	—	—	—	—	—

Independent non-executive directors
Wu Jichuan	176	—	—	—	—	176
Qin Xiao	178	—	—	—	—	178
Tse Hau Yin	405	—	—	—	—	405
Cha May Lung	184	—	—	—	—	184
Xu Erming	176	—	—	—	—	176

Supervisors
Miao Jianhua	—	304	305	53	—	662
Mao Shejun[3]	—	166	450	53	933	1,602
Du Zuguo[3]	—	—	—	—	—	—
Ma Yuzhu[3]	—	69	319	27	—	415
Xu Cailiao	—	93	307	43	513	956
Han Fang	—	92	302	42	513	949

Independent supervisor
Zhu Lihao	88	—	—	—	—	88

	1,207	3,142	4,079	642	7,839	16,909

[1]	Mr. Shang Bing resigned as an executive director of the Company on 13 July 2011.
[2]	Mr. Zhang Chenshuang retired as an executive director of the Company on 20 March 2012.
[3]	Mr. Ma Yuzhu resigned as a supervisor of the Company on 20 May 2011. Mr. Mao Shejun and Mr. Du Zuguo were appointed as supervisors of the Company on 20 May 2011.

Notes to the Financial Statements

For the year ended 31 December 2011

28.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION (continued)

	Directors’/ supervisors’ fees RMB thousands	Salaries, Allowances And benefits in kind RMB thousands	Discretionary(1) bonuses RMB thousands	Retirement Scheme contributions RMB thousands	Share-based(2) payments RMB thousands	Total RMB thousands
2010
Executive directors
Wang Xiaochu	—	340	1,083	73	1,414	2,910
Shang Bing	—	340	692	73	—	1,105
Wu Andi	—	289	920	63	352	1,624
Zhang Jiping	—	289	920	63	352	1,624
Zhang Chenshuang	—	289	773	63	—	1,125
Yang Xiaowei	—	289	588	62	—	939
Yang Jie	—	289	920	61	1,131	2,401
Sun Kangmin	—	289	920	62	1,131	2,402

Non-executive director
Li Jinming	—	—	—	—	—	—

Independent non-executive directors
Wu Jichuan	150	—	—	—	—	150
Qin Xiao	150	—	—	—	—	150
Tse Hau Yin	426	—	—	—	—	426
Cha May Lung	170	—	—	—	—	170
Xu Erming	150	—	—	—	—	150

Supervisors
Miao Jianhua	—	289	589	63	—	941
Ma Yuzhu	—	166	415	61	294	936
Xu Cailiao	—	93	289	48	162	592
Han Fang	—	91	286	47	162	586

Independent supervisor
Zhu Lihao	75	—	—	—	—	75

	1,121	3,053	8,395	739	4,998	18,306

[1]

Including deferred performance bonus for the term of office from 2007 to 2009. According to the Company’s remuneration guideline for senior management approved by the Board of Directors and the Remuneration Committee, in 2010 the Company conducted appraisals of the relevant personnel based on their performance during such term of office and the Board of Directors approved the deferred performance bonus being paid in 2010.

[2]

The respective stock appreciation rights were granted in 2005 and 2006. The fair value of the liability related to share-based payments was affected by the increase in the share prices of the Company in 2010.

Notes to the Financial Statements

For the year ended 31 December 2011

29.	INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five highest paid individuals of the Group for the year ended 31 December 2011, three of them were directors of the Company and whose remuneration was disclosed in Note 28. Of the five highest paid individuals of the Group for the year ended 31 December 2010, three of them were directors of the Company and whose remuneration was disclosed in Note 28.

The aggregate of the emoluments in respect of the other two (2010: two) individuals (non-directors) are as follows:

	2011 RMB thousands	2010 RMB thousands
Salaries, allowances and benefits in kind	2,035	2,461
Discretionary bonuses	931	1,204
Retirement scheme contributions	226	202
Share-based payment	1,201	—

	4,393	3,867

The emoluments of the other two (2010: two) individuals (non-directors) with the highest emoluments are within the following bands:

	2011 Number of individuals	2010 Number of individuals
RMB1,000,001 – RMB1,500,000	0	0
RMB1,500,001 – RMB2,000,000	0	1
RMB2,000,001 – RMB2,500,000	2	1

None of these employees received any inducements or compensation for loss of office, or waived any emoluments during the periods presented.

30.	PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

For the year ended 31 December 2011, the consolidated profit attributable to equity holders of the Company includes a profit of RMB15,722 million which has been dealt with in the stand-alone financial statements of the Company.

For the year ended 31 December 2010, the consolidated profit attributable to equity holders of the Company includes a profit of RMB15,052 million which has been dealt with in the stand-alone financial statements of the Company.

Notes to the Financial Statements

For the year ended 31 December 2011

31.	DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on 20 March 2012, a final dividend of equivalent to HK$0.085 per share totaling approximately RMB5,583 million for the year ended 31 December 2011 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2011.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 20 May 2011, a final dividend of RMB0.071208 (equivalent to HK$0.085) per share totaling approximately RMB5,763 million in respect of the year ended 31 December 2010 was declared and paid on 30 June 2011.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 25 May 2010, a final dividend of RMB0.074514 (equivalent to HK$0.085) per share totaling approximately RMB6,031 million in respect of the year ended 31 December 2009 was declared and of which RMB5,608 million was paid on 30 June 2010 and the remaining amounts were settled by June 2011.

32.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended 31 December 2011 and 2010 is based on the profit attributable to equity holders of the Company of RMB16,502 million and RMB15,347 million respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

33.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases business premises and equipment through non-cancellable operating leases. Other than the CDMA network lease arrangements as set out in Note 36(a), these operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing.

As at 31 December 2011 and 2010, the Group’s and the Company’s future minimum lease payments under non-cancellable operating leases were as follows:

	The Group		The Company
	2011 RMB millions	2010 RMB millions	2011 RMB millions	2010 RMB millions
Within 1 year	18,182	13,525	18,076	13,447
Between 1 to 2 years	782	11,531	711	11,479
Between 2 to 3 years	600	577	560	542
Between 3 to 4 years	413	439	391	414
Thereafter	1,126	1,108	1,111	1,095

Total minimum lease payments	21,103	27,180	20,849	26,977

Total rental expense in respect of operating leases charged to profit or loss for the year ended 31 December 2011 was RMB22,536 million (2010: RMB16,332 million).

Notes to the Financial Statements

For the year ended 31 December 2011

33.	COMMITMENTS AND CONTINGENCIES (continued)

Capital commitments

As at 31 December 2011 and 2010, the Group and the Company had capital commitments as follows:

	The Group		The Company
	2011 RMB millions	2010 RMB millions	2011 RMB millions	2010 RMB millions
Authorised and contracted for
– property	674	395	674	394
– telecommunications network plant and equipment	5,695	4,729	5,669	4,720

	6,369	5,124	6,343	5,114

Authorised but not contracted for
– property	801	716	801	716
– telecommunications network plant and equipment	5,927	4,928	5,830	4,928

	6,728	5,644	6,631	5,644

Contingent liabilities

(a)	The Company and the Group were advised by their PRC lawyers that, except for liabilities arising out of or relating to the businesses of the Fifth Acquired Group transferred to the Group in connection with the Fifth Acquisition, no other contingent liabilities were assumed by the Company or the Group, and the Company or the Group are not jointly and severally liable for other debts and obligations incurred by China Telecom Group prior to the Fifth Acquisition.

(b)	As at 31 December 2011 and 2010, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

As at 31 December 2011 and 2010, the Company did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to subsidiaries.

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and based on such assessment, believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

Notes to the Financial Statements

For the year ended 31 December 2011

34.	FINANCIAL INSTRUMENTS

Financial assets of the Group include cash and cash equivalents, time deposits, investments, accounts receivable, advances and other receivables. Financial liabilities of the Group include short-term and long-term debts, accounts payable, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

(a)	Fair Value

The amendments to IFRS 7, Financial Instruments: Disclosures, require disclosures relating to fair value measurements of financial instruments across three levels of a “fair value hierarchy”. The fair value of each financial instrument is categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•

Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

The fair values of the Group’s financial instruments (other than long-term debt and available-for-sale equity investment securities) approximate their carrying amounts due to the short-term maturity of these instruments.

The Group’s available-for-sale equity investment securities are categorised as level 1 financial instruments. The fair value of the Group’s available-for-sale equity investment securities is RMB617 million as at 31 December 2011 (2010: RMB822 million) was based on quoted market price on a PRC stock exchange. The Group’s long-term investments, other than the available-for-sale equity investment securities, are unlisted equity interests for which no quoted market prices exist in the PRC and accordingly, a reasonable estimate of their fair values could not be made without incurring excessive costs.

Notes to the Financial Statements

For the year ended 31 December 2011

34.	FINANCIAL INSTRUMENTS (continued)

(a)	Fair Value (continued)

The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The interest rates used in estimating the fair values of long-term debt, having considered the foreign currency denomination of the debt, ranged from 1.0% to 7.51% (2010: 1.0% to 5.88%). As at 31 December 2010 and 2011, the carrying amounts and fair values of the Group’s long-term debt were as follows:

	2011		2010
	Carrying amount RMB millions	Fair value RMB millions	Carrying amount RMB millions	Fair value RMB millions
Long-term debt	42,916	41,698	52,901	50,630

During the year, there were no transfers among instruments in level 1, level 2 or level 3.

(b)	Risks

The Group’s financial instruments are exposed to three main types of risks, namely, credit risk, liquidity risk and market risk (which comprises of interest rate risk and foreign currency exchange rate risk). The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. Risk management is carried out under policies approved by the Board of Directors. The Board provides principles for overall risk management, as well as policies covering specific areas, such as liquidity risk, credit risk, and market risk. The Board regularly reviews these policies and authorises changes if necessary based on operating and market conditions and other relevant risks. The following summarises the qualitative and quantitative disclosures for each of the three main types of risks:

(i)	Credit risk

Credit risk refers to the risk that a counterparty will be unable to pay amounts in full when due. For the Group, this arises mainly from deposits it maintains at financial institutions and credit it provides to customers for the provision of telecommunications services. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large state-owned financial institutions in the PRC with acceptable credit ratings. For accounts receivable, management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. Furthermore, the Group has a diversified base of customers with no single customer contributing more than 10% of revenues for the periods presented. Further details of the Group’s credit policy and quantitative disclosures in respect of the Group’s exposure on credit risk for accounts receivable are set out in Note 13.

(ii)	Liquidity risk

Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group manages liquidity risk by maintaining sufficient cash balances and adequate amount of committed banking facilities to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments, capital expenditures and new investments for a set minimum period of between 3 to 6 months.

Notes to the Financial Statements

For the year ended 31 December 2011

34.	FINANCIAL INSTRUMENTS (continued)

(b)	Risks (continued)

(ii)	Liquidity risk (continued)

The following table sets out the remaining contractual maturities at the end of the reporting period of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the end of the reporting period) and the earliest date the Group would be required to repay:

	2011
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	9,187	(9,391)	(9,391)	—	—	—
Long-term debt	42,916	(47,087)	(13,513)	(11,592)	(21,211)	(771)
Accounts payable	44,358	(44,358)	(44,358)	—	—	—
Accrued expenses and other payables	59,372	(59,372)	(59,372)	—	—	—

	155,833	(160,208)	(126,634)	(11,592)	(21,211)	(771)

	2010
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	20,675	(20,924)	(20,924)	—	—	—
Long-term debt	52,901	(59,560)	(12,802)	(13,261)	(32,556)	(941)
Accounts payable	40,039	(40,039)	(40,039)	—	—	—
Accrued expenses and other payables	52,885	(52,885)	(52,885)	—	—	—

	166,500	(173,408)	(126,650)	(13,261)	(32,556)	(941)

Management believes that the Group’s current cash on hand, expected cash flows from operations and available credit facilities from banks (Note 16) will be sufficient to meet the Group’s working capital requirements and repay its borrowings and obligations when they become due.

Notes to the Financial Statements

For the year ended 31 December 2011

34.	FINANCIAL INSTRUMENTS (continued)

(b)	Risks (continued)

(iii)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The Group manages its exposure to interest rate risk by maintaining high level of fixed rate debts.

The following table sets out the interest rate profile of the Group’s debt at the end of the reporting period:

	2011		2010
	Effective interest rate %	RMB millions	Effective interest rate %	RMB millions
Fixed rate debt:
Short-term debt	5.8	7,471	4.2	19,842
Long-term debt	4.1	42,712	4.3	52,646

		50,183		72,488

Variable rate debt:
Short-term debt	6.1	1,716	4.5	833
Long-term debt	1.5	204	4.9	255

		1,920		1,088
Total debt		52,103		73,576

Fixed rate debt as a percentage of total debt		96.3%		98.5%

As at 31 December 2011, it is estimated that an increase of 100 basis points in interest rate, with all other variables held constant, would decrease the Group’s net profit for the year and retained earnings by approximately RMB14 million (2010: RMB8 million).

The above sensitivity analysis has been prepared on the assumptions that the change of interest rate was applied to the Group’s debt in existence at the end of the reporting period with exposure to cash flow interest rate risk. The analysis is prepared on the same basis for 2010.

(iv)	Foreign currency exchange rate risk

Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros, Japanese Yen and Hong Kong dollars.

Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 94.4% (2010: 91.2%) of the Group’s cash and cash equivalents and 94.7% (2010: 96.0%) of the Group’s short-term and long-term debt as at 31 December 2011 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 16.

Notes to the Financial Statements

For the year ended 31 December 2011

35.	CAPITAL MANAGEMENT

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide investment returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.

Management regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt and long-term debt. As at 31 December 2011, the Group’s total debt-to-total assets ratio was 12.4% (2010: 17.5%), which is within the range of management’s expectation.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

36.	RELATED PARTY TRANSACTIONS

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group.

The principal transactions with China Telecom Group are as follows. The majority of these transactions also constitute continuing connected transactions under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Further details of these continuing connected transactions are disclosed under the paragraph “Connected Transactions” in the report of directors.

		2011	2010
	Note	RMB millions	RMB millions
Purchases of telecommunications equipment and materials	(i)	2,764	2,215
Sales of telecommunications equipment and materials	(i)	1,642	993
Construction and engineering services	(ii)	8,293	6,415
Provision of IT services	(iii)	365	295
Receiving IT services	(iii)	692	556
Receiving community services	(iv)	2,362	2,185
Receiving ancillary services	(v)	7,878	6,838
Operating lease expenses	(vi)	395	385
Net transaction amount of centralised services	(vii)	625	466
Interconnection revenues	(viii)	48	55
Interconnection charges	(viii)	498	571
Interest on loans from China Telecom Group	(ix)	208	896
CDMA network capacity lease fee	(x)	19,011	13,320
Reimbursement of capacity maintenance related costs of CDMA network	(xi)	3,151	1,755

Notes to the Financial Statements

For the year ended 31 December 2011

36.	RELATED PARTY TRANSACTIONS (continued)

(a)	Transactions with China Telecom Group (continued)

Note:

(i)	Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.

(ii)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.

(iii)	Represent IT services provided by and received from China Telecom Group.

(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.

(v)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.

(vi)	Represent net amounts paid and payable to China Telecom Group for leases of business premises and the amounts paid and payable to China Telecom Group for inter-provincial transmission optic fibres.

(vii)	Represent net amount shared between the Company and China Telecom Group for costs associated with centralised services. The amount represents amounts received or receivable for the net amount of centralised services.

(viii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.

(ix)	Represent interest paid and payable to China Telecom Group with respect to the loans from China Telecom Group (Note 16).

(x)	Represent amounts paid and payable to China Telecom Group for lease of CDMA mobile telecommunications network (“CDMA network”) capacity.

(xi)	Represent amounts shared between the Company and China Telecom Group for the capacity maintenance related costs in connection with the CDMA network capacity used by the Company.

Amounts due from/to China Telecom Group are summarised as follows:

	2011	2010
	RMB millions	RMB millions
Accounts receivable	1,803	1,182
Prepayments and other current assets	1,091	1,044

Total amounts due from China Telecom Group	2,894	2,226

Accounts payable	8,911	8,571
Accrued expenses and other payables	312	389
Short-term debt	820	9,017

Total amounts due to China Telecom Group	10,043	17,977

Notes to the Financial Statements

For the year ended 31 December 2011

36.	RELATED PARTY TRANSACTIONS (continued)

(a)	Transactions with China Telecom Group (continued)

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt payable to China Telecom Group are set out in Note 16.

As at 31 December 2011 and 2010, no material allowance for doubtful debts was recognised in respect of amounts due from China Telecom Group.

On 25 August 2010, the Company and China Telecommunications Corporation entered into supplemental agreements to renew the CDMA network capacity lease agreement (“the 2010 CDMA Network Lease”), which it first entered into with China Telecommunications Corporation and which were approved by the Company’s independent shareholders at an Extraordinary General Meeting held on 16 September 2008, for a further term of two years expiring on 31 December 2012. Pursuant to the 2010 CDMA Network Lease, the lease fee for the capacity on the constructed CDMA network shall be 28% of the CDMA service revenue. For the year ending 31 December 2011 and 2012, the minimum annual lease fee shall be 90% of the total amount of the lease fee paid by the Company to China Telecommunications Corporation in the previous year.

(b)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	2011 RMB thousands	2010 RMB thousands
Short-term employee benefits	9,037	13,778
Post-employment benefits	696	802
Equity-based compensation benefits	8,959	5,351

	18,692	19,931

The above remuneration is included in personnel expenses.

(c)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organised by municipal, autonomous regional and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 37.

Notes to the Financial Statements

For the year ended 31 December 2011

36.	RELATED PARTY TRANSACTIONS (continued)

(d)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People’s Republic of China through government authorities, agencies, affiliations and other organisations (collectively referred to as “government-related entities”).

Apart from transactions with parent company and its affiliates (Note 36(a)), the Group has, collectively but not individually, significant transactions with other government-related entities, which include but not limited to the following:

•	rendering and receiving services, including but not limited to telecommunications services

•	sales and purchases of goods, properties and other assets

•	lease of assets

•	depositing and borrowing money

•	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

The directors believe the above information provides appropriate disclosure of related party transactions.

37.	POST-EMPLOYMENT BENEFITS PLANS

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s contributions for the year ended 31 December 2011 were RMB3,498 million (2010: RMB3,144 million).

The amount payable for contributions to defined contribution retirement plans as at 31 December 2011 was RMB210 million (2010: RMB206 million).

Notes to the Financial Statements

For the year ended 31 December 2011

38.	STOCK APPRECIATION RIGHTS

The Group implemented a stock appreciation rights plan for members of its management to provide incentives to these employees. Under this plan, stock appreciation rights are granted in units with each unit representing one H share. No shares will be issued under the stock appreciation rights plan. Upon exercise of the stock appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of stock appreciation rights exercised and the difference between the exercise price and market price of the Company’s H shares at the date of exercise based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise. The Company recognises compensation expense of the stock appreciation rights over the applicable vesting period.

In March 2003, the Company’s compensation committee approved the granting of 276.5 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$1.48 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 18 months after the date of grant. As at each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In April 2005, the Company’s compensation committee approved the granting of 560.0 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$2.78 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As at each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In January 2006, the Company’s compensation committee approved the granting of 837.3 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$2.85 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As at each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

During the year ended 31 December 2011, 412 million (2010: 483 million) stock appreciation right units were exercised. For the year ended 31 December 2011, compensation expense of RMB328 million was recognised by the Group in respect of stock appreciation rights. For the year ended 31 December 2010, compensation expense of RMB592 million was recognised by the Group in respect of stock appreciation rights.

As at 31 December 2011, the carrying amount of the liability arising from stock appreciation rights was RMB28 million (2010: RMB412 million). As at 31 December 2011, all stock appreciation right units vested were exercised. As at 31 December 2010, 417 million stock appreciation right units vested but were not exercised and the carrying amount of the corresponding liability was RMB412 million.

Notes to the Financial Statements

For the year ended 31 December 2011

39.	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. Management bases the assumptions and estimates on historical experience and on other factors that the management believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of significant accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 2. Management believes the following significant accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated financial statements.

Revenue recognition for upfront connection and installation fees

The Group defers the recognition of upfront fees for activation of wireline services and wireline installation fees and amortises such fees over the expected customer relationship period of ten years. The related direct customer acquisition costs (including direct costs of installation) are also deferred and amortised over the same expected customer relationship period. Management estimates the expected customer relationship period based on the historical customer retention experience with consideration of the expected level of future competition, the risk of technological or functional obsolescence of its services, technological innovation, and the expected changes in the regulatory and social environment. If management’s estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of deferred revenue and deferred customer acquisition costs would change for future periods. There have been no changes to the estimated customer relationship period for the years presented.

Allowance for doubtful debts

Management estimates an allowance for doubtful debts resulting from the inability of the customers to make the required payments. Management bases its estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs might be higher than expected and could significantly affect the results of future periods.

Impairment of long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognised in accordance with accounting policy for impairment of long-lived assets as described in Note 2(o). The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets and construction in progress are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each reporting period. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and the net selling price. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. It is difficult to precisely estimate selling price of the Group’s long-lived assets because quoted market prices for such assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of revenue, amount of operating costs and applicable discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs.

Notes to the Financial Statements

For the year ended 31 December 2011

39.	ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

Impairment on long-lived assets (continued)

For the year ended 31 December 2011, no provision for impairment losses was made against the carrying value of property, plant and equipment (2010: RMB139 million) (Note 4). In determining the recoverable amount of these equipment, significant judgments were required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate.

Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

Depreciation and amortisation

Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. Management reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Amortisation of customer relationships is recognised on a straight-line basis over the expected customer relationship period of five years. Management reviews the expected customer relationship period annually in order to estimate the amount of amortisation expense to be recorded during any reporting period. The expected customer relationship period is based on the estimate period over which future economic benefits will be received by the Group and takes into account the level of future competition, the risk of technological or functional obsolescence of its services, and the expected changes in the regulatory and social environment. The amortisation expense for future periods is adjusted if there are significant changes from previous estimates.

40.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2011

Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended 31 December 2011:

Effective for accounting period beginning on or after
Amendments to IFRS 1, “First-time Adoption of International Financial Reporting Standards – Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters”	1 July 2011
Amendments to IFRS 7, “Financial instruments: Disclosures – Transfers of Financial Assets”	1 July 2011
Amendments to IAS 12, “Income taxes – Deferred Tax: Recovery of Underlying Assets”	1 January 2012
Amendments to IAS 1, “Presentation of financial statements – Presentation of Items of Other Comprehensive Income”	1 July 2012
IFRS 10, “Consolidated Financial Statements”	1 January 2013
IFRS 11, “Joint Arrangements”	1 January 2013
IFRS 12, “Disclosure of Interests in Other Entities”	1 January 2013
IFRS 13, “Fair Value Measurement”	1 January 2013
IAS 27, “Separate Financial Statements (2011)”	1 January 2013
IAS 28, “Investments in Associates and Joint Ventures (2011)”	1 January 2013
Revised IAS 19, “Employee Benefits”	1 January 2013
IFRIC Interpretation 20, “Stripping costs in the production phase of a surface mine”	1 January 2013
Amendments to IFRS 7, “Financial instruments: Disclosures – Offsetting financial assets and financial liabilities”	1 January 2013
Amendments to IFRS 1, “First-time Adoption of International Financial Reporting Standards – Government Loans”	1 January 2013
Amendments to IAS32, “Financial instruments: Presentation – Offsetting financial assets and financial liabilities”	1 January 2014
IFRS 9, “Financial Instruments”	1 January 2015

Notes to the Financial Statements

For the year ended 31 December 2011

40.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2011 (continued)

The Group is in the process of making an assessment of the impact that will result from adopting the amendments, new standards and interpretations issued by the IASB which are not yet effective for the accounting period ended on 31 December 2011. So far the Group believes that the adoption of these amendments, new standards and interpretations may result in new or amended disclosures, it is unlikely to have a significant impact on its financial position and the results of operations.

41.	COMPARATIVE FIGURES

As a result of the adoption of amendment to IFRS 1, certain comparative figures have been adjusted to conform to current year’s presentation. Further details of this development are disclosed in Note 3. In addition, certain comparative figures have been reclassified to conform to current year’s presentation.

42.	PARENT AND ULTIMATE HOLDING COMPANY

The parent and ultimate holding company of the Group as at 31 December 2011 is China Telecommunications Corporation, a state-owned enterprise established in the PRC.

Financial Summary

(Amounts in millions, except per share data)

	Year ended 31 December
	2011 RMB	2010 RMB (restated)	2009 RMB (restated)	2008 RMB (restated)	2007 RMB (restated)
Results of operation
Wireline voice	49,764	62,498	78,432	96,258	111,573
Mobile voice	38,628	28,906	20,027	3,955	—
Internet	74,992	63,985	51,567	40,727	31,802
Managed data and leased line	14,273	12,389	11,499	10,231	9,183
Value-added services, integrated information application services and others	67,286	51,589	46,694	33,336	24,952
Upfront connection fees	98	497	1,151	2,022	3,294

Operating revenues	245,041	219,864	209,370	186,529	180,804
Depreciation and amortisation	51,224	52,215	52,784	54,488	53,313
Network operations and support	52,912	47,432	43,721	60,433	29,862
Selling, general and administrative	48,741	42,130	40,507	27,501	24,130
Personnel expenses	39,167	35,529	32,857	28,946	27,419
Other operating expenses	28,868	19,106	17,449	10,794	9,051

Operating expenses	220,912	196,412	187,318	182,162	143,775

Operating profit	24,129	23,452	22,052	4,367	37,029
Net finance costs	(2,254)	(3,600)	(4,375)	(5,076)	(4,288)
Investment income	40	328	791	5	83
Share of profits of associates	99	131	101	112	215

Profit/(loss) before taxation	22,014	20,311	18,569	(592)	33,039
Income tax	(5,416)	(4,846)	(4,382)	983	(7,214)

Profit for the year	16,598	15,465	14,187	391	25,825

Other comprehensive income for the year
Change in fair value of available-for-sale equity securities	(205)	132	538	(92)	78
Deferred tax on change in fair value of available-for-sale equity securities	51	(48)	(120)	23	(14)
Exchange difference on translation of financial statements of subsidiaries outside mainland China	(103)	(48)	(2)	(83)	(103)
Share of other comprehensive income from associates	—	(25)	—	—	—

Other comprehensive income for the year, net of tax	(257)	11	416	(152)	(39)

Total comprehensive income for the year	16,341	15,476	14,603	239	25,786

Profit attributable to
Equity holders of the Company	16,502	15,347	13,983	296	25,728
Non-controlling interests	96	118	204	95	97

Profit for the year	16,598	15,465	14,187	391	25,825

Total comprehensive income attributable to
Equity holders of the Company	16,245	15,358	14,324	144	25,689
Non-controlling interests	96	118	279	95	97

Total comprehensive income for the year	16,341	15,476	14,603	239	25,786

Basic earnings per share	0.20	0.19	0.17	0.004	0.32

Financial Summary

(Amounts in millions, except per share data)

	Year ended 31 December
	2011 RMB	2010 RMB (restated)	2009 RMB (restated)	2008 RMB (restated)	2007 RMB (restated)
Financial condition
Property, plant and equipment, net	268,877	272,478	283,550	296,376	326,663
Construction in progress	18,448	14,445	11,567	13,615	13,626
Other non-current assets	72,214	78,361	83,903	88,596	43,142
Cash and bank deposits	29,176	27,792	35,246	28,263	21,649
Other current assets	30,400	27,453	25,690	27,236	22,461

Total assets	419,115	420,529	439,956	454,086	427,541

Current liabilities	127,258	126,923	143,481	176,790	140,245
Non-current liabilities	34,979	47,482	59,323	47,770	45,758

Total liabilities	162,237	174,405	202,804	224,560	186,003

Total equity attributable to equity holders of the Company	256,090	245,628	236,304	228,047	240,120
Non-controlling interests	788	496	848	1,479	1,418

Total equity	256,878	246,124	237,152	229,526	241,538

Total liabilities and equity	419,115	420,529	439,956	454,086	427,541

Shareholder Information

Share Information

Share Listing

China Telecom Corporation Limited’s H shares were listed on The Stock Exchange of Hong Kong Limited on 15 November 2002 and New York Stock Exchange as American Depositary Shares (ADSs) on 14 November 2002. ADSs are issued by The Bank of New York Mellon. Each ADS traded in the United States represents 100 ordinary H shares.

Stock Code

The Stock Exchange of Hong Kong Limited	728
New York Stock Exchange	CHA

Share Price Performance

2011 share price	HK$ per H share			US$ per ADS
	High	Low	Close	High	Low	Close
	5.28	4.05	4.42	67.97	52.31	57.13
Share price change in 2011			+8.6%			+9.3%

Number of issued shares: (as at 31 December 2011)	80,932,368,321

Market capitalization: (as at 31 December 2011)	HK$357.7 billion

Share price performance of China Telecom on The Stock Exchange of Hong Kong Limited versus Hang Seng Index (HSI) and MSCI World Telecom Service Sector Index (MSCI) from IPO on 15 November 2002 to 31 December 2011.

Shareholder Information

Distribution of shares and shareholdings

The share capital of the Company as at 31 December 2011 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2011, the share capital of the Company comprised:

	Number of shares	Percentage of the total number of shares
Total number of Domestic shares:	67,054,958,321	82.85
Domestic shares held by:
China Telecommunications Corporation	57,377,053,317	70.89
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Zhejiang Financial Development Company	2,137,473,626	2.64
Fujian Investment & Development Group Co., Ltd	969,317,182	1.20
Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.18

Total number of H shares (including ADSs):	13,877,410,000	17.15

Total	80,932,368,321	100.00

Major shareholders of H shares

The following table shows the major shareholders that exercised or controlled the exercise of 5% or above of H shares as at 31 December 2011:

Name of shareholder	Number of shares	Percentage of the total number of H shares in issue
JPMorgan Chase & Co.	1,663,316,937	11.99

Commonwealth Bank of Australia	1,110,034,681	8.00

Blackrock, Inc.	1,006,713,763	7.25

RFS Holdings B.V.	907,191,530	6.54

Shareholder Information

Dividend History

Financial Year	Ex-Dividend Date	Shareholder Approval Date	Payment Date	Dividend per Share
				(HK$)
2002 Final	16 May 2003	20 June 2003	10 July 2003	0.00837	*
2003 Final	1 April 2004	3 May 2004	20 May 2004	0.065
2004 Final	21 April 2005	25 May 2005	23 June 2005	0.065
2005 Final	20 April 2006	23 May 2006	15 June 2006	0.075
2006 Final	26 April 2007	29 May 2007	15 June 2007	0.085
2007 Final	28 April 2008	30 May 2008	16 June 2008	0.085
2008 Final	23 April 2009	26 May 2009	30 June 2009	0.085
2009 Final	22 April 2010	25 May 2010	30 June 2010	0.085
2010 Final	18 April 2011	20 May 2011	30 June 2011	0.085
2011 Final	5 June 2012	30 May 2012	20 July 2012	0.085	**

*	On the basis of HK$0.065 per share, pro-rated based on the number of days the Company’s shares have been listed during the year of 2002.
**	The dividend proposal is subject to shareholders’ approval at the annual general meeting to be held on 30 May 2012.

Annual Reports

Our annual reports in both English and Chinese are now available through the Internet at http://www.chinatelecom-h.com. The Company will file an annual report in Form 20-F for the year 2011 with the United States Securities and Exchange Commission by 30 April 2012.

2011 Annual Report Survey

Annual Report is a key communication channel between shareholders and the Company. Last year, we received around 100 questionnaires of “Your Views on Annual Report 2010”. Each of these responses benefited us in enhancing and further improving our annual reports. We are deeply indebted to the respondents for their constructive responses. In accordance with our commitment, we have to donate HK$50 for each questionnaire received. In this regard, we have donated a sum of HK$10,000 to the charitable organisation, World Wide Fund for Nature Hong Kong. In addition, we have already implemented the suggestion of allowing shareholders to choose means of receipt and language of corporate communication to enhance environmental protection and cost savings.

We value and are eager to keep hearing your comments on our annual report for our further improvement in the future. It is highly appreciated if you could spare your precious time to complete the questionnaire of “Your Views on Annual Report 2011”, as attached in this annual report, and return it by post or fax to us at +852 2877 0988. You can also fill in the electronic form at our website, www.chinatelecom-h.com.

Shareholder Information

Annual General Meeting

To be held at 11 a.m. on 30 May 2012 in Conrad Hong Kong Hotel

Registered office

Address:	31 Jinrong Street
Xicheng District
Beijing
PRC 100033
Tel:	86 10 6642 8166
Fax:	86 10 6601 0728

Any enquiries relating to the strategic development or operations of China Telecom Corporation Limited, please contact the Investor Relations Department:

Investor Relations Department

Tel:	852 2877 9777
Fax:	852 2877 0988
Email:	ir@chinatelecom-h.com

Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, loss of share certificates, please contact the H share registrar:

H share registrar

Computershare Hong Kong Investor Services Limited

Address:	Shops 1702-1706, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Tel:	852 2862 8555
Fax:	852 2865 0990
Email:	hkinfo@computershare.com.hk

Any enquiries relating to ADSs, please contact the depositary:

ADS depositary

The Bank of New York Mellon

Address:	Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Tel:	1-888-269-2377 (toll free in USA)
1-212-815-3700 (international)
Email:	shareowners@bankofny.com

Forward-Looking Statements

Certain statements contained in this document may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

China Telecom Corporation Limited

31 Jinrong Street, Xicheng District, Beijing, PRC, 100033

www.chinatelecom-h.com

Design and Production by: Toppan Vite Limited
Website: www.toppanvite.com

Exhibit 1.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an annual general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice dated 12 April 2012 convening the Annual General Meeting of China Telecom Corporation Limited to be held at Nathan Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 30 May 2012 at 11:00 a.m. is set out on pages 4 to 10 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

12 April 2012

CONTENTS

Pages

Definitions	B-3

Letter from the Board	B-4

Notice of Annual General Meeting	B-6

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms and expressions have the following meanings:

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be convened on 30 May 2012, the notice of which is set out in this circular, or any adjournment thereof

“Articles of Association”	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time

“Board”	the board of Directors of the Company

“Company”	China Telecom Corporation Limited (中國電信股份有限公司), a joint stock limited company, listed on the main board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information service business

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC “Listing Rules” The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

LETTER FROM THE BOARD

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Executive Directors:	Registered office:
Wang Xiaochu	31 Jinrong Street
Yang Jie Wu	Xicheng District
Andi Zhang	Beijing 100033, PRC
Jiping Yang
Xiaowei Sun	Place of business in Hong Kong:
Kangmin	38th Floor
Dah Sing Financial Centre
Non-executive Director:	108 Gloucester Road
Li Jinming	Wanchai, Hong Kong
Independent Non-executive Directors: Wu Jichuan Qin Xiao Tse Hau Yin, Aloysius Cha May Lung, Laura Xu Erming

12 April 2012

To the Shareholders

Dear Sir or Madam,

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

AND

NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

At the AGM, amongst other things, special resolutions will be proposed to approve the proposed amendments to the Articles of Association.

The purpose of this circular is to provide you with information regarding the resolutions to be proposed at the AGM and to set out the notice of AGM.

LETTER FROM THE BOARD

2.	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

The Company has been recently approved by the relevant regulatory authorities to engage in operating Internet mapping services, and music entertainment products (including the issuance of online game virtual currency), art, drama performances (programs) and animation products through information network, and to undertake the exhibitions and competition campaigns in relation to the network culture. The relevant licences are valid until 31 December 2014. As a result, the Company is required to amend its business scope in the Articles of Association accordingly. In addition, Fujian State-owned Assets Investment Holdings Co., Ltd., one of the domestic shareholders of the Company, has undergone a merger and restructuring, and has transferred its holdings of 969,317,182 domestic shares of the Company to Fujian Investment & Development Group Co., Ltd. at nil consideration. As a result, the Company is correspondingly required to revise paragraph 2 of Article 21 of the Articles of Association so as to reflect the change in name of the relevant domestic shareholder.

Recommendation

The Board considers that the proposed amendment to the Articles of Association of the Company is in the interests of the Company and its Shareholders as a whole, and recommends the Shareholders to vote in favour of the relevant resolution to be proposed at the AGM.

3.	AGM

A notice convening the AGM is set out on pages 4 to 10 of this circular. The relevant forms of proxy and attendance slip are enclosed. Shareholders who intend to attend the AGM are required to return the attendance slip to the Company on or before 9 May 2012.

Whether or not Shareholders are able to attend the AGM, they are requested to complete and return the enclosed form of proxy to (for holders of domestic shares of the Company) the Company’s office of the General Affairs Office, 31 Jinrong Street, Xicheng District, Beijing 100033, PRC or (for holders of H shares) Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the AGM. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the AGM should they so wish.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

NOTICE OF AGM

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year 2011 will be held at 11:00 a.m. on 30 May 2012 at Nathan Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2011 be considered and approved, and the Board of Directors (the “Board”) be authorised to prepare the budget of the Company for the year 2012.

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2011 be considered and approved.

3.	THAT the reappointment of KPMG and KPMG Huazhen as the international auditor and domestic auditor of the Company respectively for the year ending on 31 December 2012 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.

4.	THAT the election of Mr. Ke Ruiwen as a director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution until the annual general meeting of the Company for the year 2013 to be held in the year 2014; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director ‘s service contract with Mr. Ke Ruiwen, and THAT the Board be and is hereby authorized to determine his remuneration.

and to consider and approve other businesses (if any).

NOTICE OF AGM

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

5.	THAT the articles of association of the Company (the “Articles of Association”) be and are hereby amended as follows:

5.1	Add to the general businesses of the scope of business of the Company set out in Article 13:

“Internet mapping services (licence is valid until 31 December 2014), and music entertainment products (including the issuance of online game virtual currency), art, drama performances (programs) and animation products through information network, and to undertake the exhibitions and competition campaigns in relation to the network culture (licence is valid until 31 December 2014).”

5.2	Amend paragraph 2 of Article 21 to substitute the name of one of the domestic shareholders, Fujian State-owned Assets Investment Holdings Co., Ltd. with Fujian Investment & Development Group Co., Ltd.

5.3	Authorise any Director of the Company to undertake actions in his opinion as necessary or appropriate, so as to complete the approval and/or registration or filing of the aforementioned amendments to the Articles of Association.

6.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the granting of a general mandate to the Board of the Company to issue debentures:

6.1	THAT the granting of a general mandate to the Board to issue debentures denominated in local or foreign currencies, in one or more tranches in the PRC and overseas, including but not limited to, short-term commercial paper, medium term note, company bonds, corporate debts, convertible bonds, asset securitisation products and asset-backed notes (the “Debentures”), from the date of this meeting until the date on which the annual general meeting of the Company for the year 2012 is held, with a maximum aggregate outstanding repayment amount of up to RMB90 billion be and is hereby approved.

NOTICE OF AGM

6.2	THAT the Board or any two or more directors of the Company (the “Directors”) duly authorised by the Board, taking into account the specific needs of the Company and market conditions, be and are hereby generally and unconditionally authorised to:

(a)	determine the specific terms and conditions of, and other matters relating to, the issue of debentures, including but not limited to, the determination of the type, amount, interest rate, term, rating, security, any repurchase or redemption provisions, any placing arrangements, any option to adjust the nominal interest rates and the use of proceeds, secure approvals, engage professional advisors, disseminate relevant application documents to the regulatory authorities, obtain approvals from the regulatory authorities, execute all requisite legal documentation relating to the issue as requested by the regulatory authorities and make relevant disclosure;

(b)	do all such acts which are necessary and incidental to the issue of debentures (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities); and

(c)	take all such steps which are necessary for the purposes of executing the issue of debentures (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws) and to the extent that any of the aforementioned acts and steps that have already been undertaken by the Board or the duly authorised Directors in connection with the issue of debentures, be and are hereby approved, confirmed and ratified.

7.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed issue of company bonds:

7.1	THAT with respect to the Company’s issue of the aforementioned debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, within which the issue of company bonds in the PRC in one or more tranches not exceeding RMB30 billion be and is hereby approved with:

(a)	Size of issue: Up to RMB30 billion.

(b)	Placing to existing shareholders: The company bonds will not be issued to existing shareholders on a preferred basis by way of placing.

(c)	Term: The company bonds will have a term not exceeding 10 years and may have one fixed term, or a mix of different terms, which will be determined in accordance with the market conditions and the Company’s capital requirements.

NOTICE OF AGM

(d)	Use of proceeds: The company bonds issued will be for the purposes such as replenishing the general working capital of the Company.

(e)	Effective period: From the date on which this resolution is passed to the date on which the annual general meeting of the Company for the year 2012 is held.

7.2	THAT the Board or any two or more Directors of the Company duly authorised by the Board be and are hereby generally and unconditionally authorised to:

(a)	determine the type, specific terms and conditions of, and other matters relating to, the issue (including but not limited to, the determination of the type, amount, interest rate, term, rating, security, whether there will be repurchase or redemption provisions, whether there will be an option to adjust the nominal interest rate, specific arrangements relating to the use of proceeds within the scope approved by the shareholders in this meeting and all matters relating to the issue);

(b)	do all such acts which are necessary and incidental to the issue (including, but not limited to, the securing of approvals, engaging professional advisors, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

(c)	take all such steps which are necessary for the purposes of executing the issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the above acts and steps that have already been undertaken by the Board or the Directors in connection with the issue, be and are hereby approved, confirmed and ratified;

(d)	if there are changes in the regulatory policies or market conditions, adjust the specific proposal relating to the issue and related matters in accordance with the opinion of the regulatory authorities; and

(e)	after completion of the issue, determine and approve matters relating to the listing of the relevant debentures.

8.	THAT:

(a)	subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

NOTICE OF AGM

(b)	the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the amount of additional domestic Shares or overseas-listed foreign-invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of each of the Company’s existing domestic Shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d)	for the purpose of this special resolution numbered 8:

“Relevant Period” means the period from the passing of this special resolution numbered 8 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 months period following the passing of these special resolutions; and

(iii)	the date of revocation or variation of the authority given to the Board under these special resolutions by a special resolution of the Company’s shareholders in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Board to holders of Shares on the register of members on a fixed record date in proportion to their holdings of such Shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

NOTICE OF AGM

9.	THAT the Board be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution numbered 8, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase in the registered capital of the Company.

By Order of the Board
China Telecom Corporation Limited Yung Shun Loy, Jacky
Company Secretary

Beijing, PRC

12 April 2012

Notes:

(1)	Details of resolutions above are set out in the 2011 annual report and circular dated 12 April 2012 of the Company.

(2)	The brief information of the proposed director concerning the above resolution numbered 4 is set as follows: Mr. Ke Ruiwen, age 49, is an Executive Vice President of the Company. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Ke has 26 years of operational and managerial experience in the telecommunications industry in China.

After the election of Mr. Ke Ruiwen as a director of the Company having been approved at the shareholders’ meeting, the Company will enter into a service contract with Mr. Ke Ruiwen. The Board will determine the remuneration of Mr. Ke Ruiwen with reference to his duty, responsibility, experience as well as the current market situations.

Save as disclosed in this notice of AGM, Mr. Ke Ruiwen did not hold any directorship in any other listed companies nor take up any post in any affiliated companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Ke Ruiwen does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the proposed appointment of Mr Ke Ruiwen that shall be disclosed pursuant to Rule 13.51(2)(h)to(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matters which need to be brought to the attention of the shareholders of the Company.

(3)	The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the annual general meeting, from 30 April 2012 to 30 May 2012 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the Annual General Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712 -16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, 27 April 2012. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on 30 May 2012 are entitled to attend the Annual General Meeting.

NOTICE OF AGM

(4)	The Board of Directors of the Company has recommended a final dividend of HKD0.085 per share (before taxes) for the year ended 31 December 2011 and, if such proposed dividend distribution set out in resolution numbered 2 is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the Register of Members of the Company on Tuesday, 12 June 2012. The Register of Members will be closed from Thursday, 7 June 2012 to Tuesday, 12 June 2012 (both days inclusive). In order to be entitled to the final dividend, Holders of H Shares who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712 -16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. on Wednesday, 6 June 2012.

(5)	Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should read through the 2011 annual report and the circular dated 12 April 2012.

(6)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company for holders of domestic shares and to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the annual general meeting. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 6642 8166). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes.

(7)	Shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) on or before 9 May 2012.

(8)	Shareholders attending the annual general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the annual general meeting.

(9)	All resolutions proposed at the annual general meeting will be voted by poll.

(10)	The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

(11)	The English translation of this Notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As of the date of this announcement, the Board of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.